2025
Proxy Statement

Message from the Chief Executive Officer



" In the coming year, I am excited to continue unlocking opportunities, building on our momentum, and shaping the next era of work and technology. "

Dear stockholders:

Fiscal year 2024 was a year of meaningful progress and innovation for HP. Together, we advanced our strategy, delivering solutions that empower people and businesses to thrive, while building momentum for long-term growth.

Our focus on innovation led to the launch of the Workforce Experience Platform to improve productivity and collaboration, the AI PC portfolio to transform hybrid work, and our HP All-In Subscription Print Plan to enhance convenience for consumers. These achievements underscore HP's ability to adapt to shifting customer needs and deliver exceptional value across our offerings.

Thanks to the dedication of our team and the strength of our portfolio, we closed the year with $53.6 billion in revenue and strong contributions from our key growth areas, which represented approximately 20 percent of total company revenue.

As we move forward, we remain confident in our ability to capitalize on the opportunities ahead while continuing to deliver impact for our customers, partners, and stockholders.

The opportunity to lead the future of work

The work landscape is evolving.

Expectations of workers and employers are shifting. Companies need highly productive workforces and continuous innovation to stay ahead of the competition and drive sustainable growth. Employees are seeking more. They want fulfillment in the work they do – meaning and purpose, community, development, and more.

We also know work models are changing, and it looks different for every organization. We're seeing a wide-range of approaches, including remote, hybrid, flexible and in-office, each requiring collaborative technology and tools to succeed.

In addition, customers across all industries are realizing the benefits – and power – of AI. Within HP, we're not only embedding it into our portfolio, but we're also embracing it across the organization.

Our teams are using it to drive efficiencies, refine processes and automate tasks, resulting in improvements like customer call time reduction.

We know the proliferation of AI and flexible work demands new solutions and experiences.

Using smart technology and creating personalized experiences, HP is well-equipped to mend the world's relationship with work. We believe we have a leading role to play in defining the future of work, a world in which employers experience growth and employees realize professional fulfillment.

Transforming to lead the next era

To advance our ambitious goals and remain competitive, we are sharpening our strategic focus.

Our priorities are clear, and our portfolio is strong. As we endeavor to lead in this next era, we are laser focused on five key areas to achieve progress.

AI is central to our strategy and pivotal in shaping our future. Building on the work already underway at HP, including our AI PC lineup, we will prioritize investments and innovations in new AI-powered capabilities. Our recently formed Technology and Innovation Organization (TIO) will enable us to innovate at scale and speed and build an ecosystem of products that work better together.

We are also accelerating our momentum in the commercial space, and our shift to contractual. That's because commercial segments are growing faster than consumer. We know the opportunity here depends on the integration of our portfolio – personal systems, print and services – and a common experience across all of HP's offerings.

And on the solutions side, our expanded HP Solutions organization is expected to continue to deliver even greater value to our customers, with the goal of driving growth and double-digit profitability.

By prioritizing profitable opportunities in consumer, we will be better positioned to fuel our growth engine. This means we are focused on categories like premium consumer and gaming, as well as Consumer Services.

Lastly, we are doubling down on our digital transformation efforts. In recent years, we have focused on creating cutting-edge solutions and invested in new technologies, to stay ahead of the curve and drive progress. We will build on our progress, taking bold steps to advance innovation and enhance collaboration.

As we always have, we will lead with performance, sustainability and security across every initiative and experience.

Operating as One HP

With the tremendous opportunities ahead, we are evolving how we work to deliver even greater impact for our stakeholders.

Guided by our values and keeping our customers at the core of everything we do, we are committed to operating as One HP. This unified approach enables us to deliver seamless, consistent experiences across our entire portfolio. By integrating our expertise in personal systems, print and services, we are creating solutions that are smarter, more efficient, and more impactful than ever before.

This is not just about working together—it's about unlocking the power of our collective innovation and delivering meaningful experiences.

An exciting path ahead

As we reflect on this year's achievements, we believe it is clear that HP is uniquely positioned to lead the future of work. Guided by our commitment to innovation, growth, and fulfillment, we are delivering solutions that empower people everywhere to thrive in an ever-changing world.

We are confident in our strategic focus and firmly believe it will enable us to deliver solid growth.

By working seamlessly as One HP across teams, technologies, and customer touchpoints, we will deliver experiences that meet the needs of our customers. From AI-powered devices to personalized solutions and sustainability-driven innovations, we are redefining how work gets done, making it more productive for businesses and more fulfilling for individuals.

In the coming year, I am excited to continue unlocking opportunities, building on our momentum, and shaping the next era of work and technology. Thank you for your trust, support, and partnership as we move forward on this exciting path together.

Saludos,

Enrique Lores
President and CEO

Message from the Chair

> "With expertise in personal systems, print and services, we believe HP is well positioned to capitalize on the opportunities ahead and be a leader in the future of work."



To our stockholders:

We are pleased to invite you to attend HP Inc.'s annual meeting of stockholders to be held on Monday, April 14, 2025 at 2:00 p.m., Pacific Time. This year's annual meeting will be a virtual meeting of stockholders, conducted via live audio webcast.

HP delivered steady progress against our strategic priorities in fiscal 2024 while operating in a dynamic external environment. This performance reinforced our Board's confidence in our executive team's ability to continue executing on the initiatives we have set forth. With expertise in personal systems, print and services, we believe HP is well positioned to capitalize on the opportunities ahead and be a leader in the future of work.

Over the past year, our executive team continued to drive solid progress with our Future Ready strategy, investing in innovation, such as AI, and accelerating our structural cost savings. Importantly, despite a year of change, we remained committed to our employees. This is demonstrated by HP's 2024 Voice Insight Action survey. With a response rate of 90% of our workforce, 88% of respondents are proud to work for HP, 87% feel their work is meaningful, and 86% would recommend HP as a great place to work.

Our Board's ability to provide effective oversight and strategic advice to HP's management is enabled by our unique set of perspective, skills, and proven experience. This is reflected in our recent Board appointments, which will bolster HP's opportunity to lead the future of work. In June 2024, Fama Francisco, who is Chief Executive Officer, Baby, Feminine and Family Care at Procter & Gamble Company, joined the Board. Additionally, in February 2025, Gianluca Pettiti, who is Executive Vice President and President, Life Sciences, Diagnostics and Applied, Thermo Fisher Scientific Inc., and Songyee Yoon, who is Managing Partner of Principal Venture Partners, were appointed to join the Board. Ms. Francisco brings to the Board deep consumer brand-building and innovation experience along with a global perspective, Mr. Pettiti brings experience in global technology businesses, deep science and innovation and Ms. Yoon brings experience in technology, AI, and international business, all of which the Board believes will be invaluable to HP.

Your vote is important. Regardless of whether you participate in the annual meeting, we hope you vote as soon as possible. You may vote by proxy online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. Voting online or by phone, written proxy or voting instruction card ensures your representation at the annual meeting regardless of whether you attend the virtual meeting.

For details about how to attend the meeting online, submit questions before or during the meeting, and information on the business to be conducted at the annual meeting, please refer to the accompanying Notice of Annual Meeting and Proxy Statement.

Thank you for your ongoing support of, and continued interest in, HP Inc.

Sincerely,

Chip Bergh
Chair of the Board

Notice of annual meeting
of stockholders

This notice of annual meeting of HP's stockholders (the "annual meeting"), proxy statement and form of proxy for HP Inc. ("HP" or the "Company") are being distributed and made available on or about February 24, 2025.



Time and Date
2:00 p.m., Pacific Time, on Monday, April 14, 2025



Place
Online at www.virtualshareholder meeting.com/HPQ2025



Record Date
February 20, 2025

Voting

Internet
www.proxyvote.com/HP
prior to the meeting

Telephone
1-800-690-6903

During the meeting please visit
www.virtualshareholdermeeting.com/HPQ2025

Mail
You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. Return the card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 14, 2025. The definitive proxy statement and HP Inc.'s 2024 Annual Report are available electronically at www.proxyvote.com/HP.

Items of business

Board proposals		Board recommendation	Page
1	To elect the 13 Directors named in this proxy statement	✔ **FOR** each Director nominee	11
2	To ratify the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending October 31, 2025	✔ **FOR**	48
3	To approve, on an advisory basis, the Company's named executive officer compensation ("say on pay" vote)	✔ **FOR**	50
	Such other business as may properly come before the meeting		

Virtual meeting admission

Stockholders of record as of February 20, 2025, will be able to participate in the annual meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/HPQ2025. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker, or other nominee that holds your shares.

The annual meeting will begin promptly at 2:00 p.m., Pacific Time. Online check-in will begin at 1:30 p.m., Pacific Time, and you should allow ample time for the online check-in procedures.

Annual meeting website

The online format used by HP Inc. for the annual meeting also allows us to communicate more effectively with you. Stockholders can submit questions in advance of the annual meeting, by visiting our annual meeting website at www.proxyvote.com/HP. Stockholders can also access copies of our proxy statement and annual report at the annual meeting website.

Adjournments and postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

By order of the Board of Directors,

Rick Hansen
SVP, Deputy General Counsel, Corporate, and Corporate Secretary

Your vote is very important. Regardless of whether you plan to virtually attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. Stockholders of record and beneficial owners will be able to vote their shares electronically at the annual meeting (other than shares held through the HP Inc. 401(k) Plan, which must be voted prior to the meeting). For specific instructions on how to vote your shares, please refer to the section entitled "Questions and answers—Voting information" beginning on page 95 of the proxy statement.

 

Proxy statement summary

The following is a summary of certain key disclosures in our proxy statement. This is only a summary, and it may not contain all the information that is important to you. For more complete information, please review the proxy statement as well as our 2024 Annual Report on Form 10-K. References to "HP," "the Company," "we," "us" or "our" refer to HP Inc.

ITEM 1	Election of Directors	✔ FOR
	• 12 of our 13 Director nominees are independent. • Our Board is led by an independent Chair. • Key information regarding all 13 of our Board nominees is summarized in the table below.	The Board recommends a vote FOR each Director nominee Further information beginning on page 11.

ITEM 2	Ratification of Independent Registered Public Accounting Firm	✔ FOR
	• The Audit Committee of the Board has selected Ernst & Young LLP to act as HP's Independent Registered Public Accounting Firm for the fiscal year ending October 31, 2025 and seeks ratification of the selection.	The Board recommends a vote FOR this Proposal Further information beginning on page 48.

ITEM 3	Advisory vote to approve named executive officer compensation ("say on pay" vote)	✔ FOR
	• Our Board and the HR and Compensation ("HRC") Committee are committed to an executive compensation program that aligns the interests of our executives with those of our stockholders. To fulfill this mission, we have a pay-for-performance philosophy that drives decisions regarding executive compensation. • Our compensation programs have been structured to balance near-term results with long-term success, mitigate risks, and enable us to attract, retain, focus, and reward our executive team for delivering stockholder value.	The Board recommends a vote FOR this Proposal Further information, including an overview of the compensation of our named executive officers ("NEOs"), beginning on page 50.

Business highlights

HP is a global technology leader and creator of solutions that enable people to bring their ideas to life and connect to the things that matter most. Operating in more than 170 countries, HP delivers innovative and sustainable devices, services and subscriptions for personal computing, printing, 3D printing, hybrid work, gaming and other related technologies.

We believe artificial intelligence ("AI") is playing a critical role in the transformation of how people live and work, and customers are beginning to recognize the benefits in security, speed and cost. Our high-performing product portfolio includes HP's new line of AI PCs and workstations built with the computing power to enable local AI processing for enhanced performance and features as well as intelligent print features incorporated into our home, office and graphics solutions.

Our broad range of security capabilities are designed to protect an increasingly distributed user base through security enhanced PCs and printers, hardware-enforced endpoint security software (for both HP and non-HP PCs), and endpoint security services. Our security solutions provide layered resiliency using enhanced features such as containment and isolation technology as well as the use of AI deep-learning to identify and remove malware threats.

We have three reportable segments: Personal Systems, Printing and Corporate Investments. Personal Systems offers desktops, notebooks, and workstations (including HP's portfolio of AI PCs and workstations), thin clients, retail point-of-sale systems, displays, hybrid systems, software, solutions including endpoint security and services. Printing provides consumer and commercial printer hardware, supplies, services and solutions. Corporate Investments includes certain business incubation and investment projects.



(1) Non-GAAP operating profit and non-GAAP free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 102 for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures.

(2) Based on CQ3'24 IDC Quarterly Tracker.

(3) As of October 31, 2024.

FY24 performance highlights

Net revenue

By key segment and business unit



$53.6 billion

● 68% Personal systems

● 32% Printing

$4.5 billion
non-GAAP operating profit[1]

$3.3 billion
non-GAAP free cash flow[1]

Scale and Reach



Market leader
#1
In PCs (ex-China) and Print[2]



Innovation & IP
22k+
Patents



Scale
170+/58k
Countries/Employees[3]

Sustainable impact

At HP, we believe how we do things is just as important as what we do. Through our Sustainable Impact program, we incorporate efforts to tackle key issues in Climate, Human Rights, and Digital Equity.

Our vision

"HP's vision is to create technology that makes life better for everyone, everywhere — every person, every organization, and every community around the globe. This motivates us — inspires us — to do what we do. To make what we make. To invent, and to reinvent."

Our strategy

Climate action 	Human rights 	Digital equity 
Taking urgent and decisive action with an aim to achieve net zero carbon emissions across our entire value chain, give back more to forests than we take, and innovate our products and services for a more circular economy.	Building a culture of equity and empowerment within HP and beyond, where inclusion and belonging is sought out and celebrated, and where universal human rights are understood and respected.	Accelerating equitable access to education, healthcare, and economic opportunity for those who are traditionally excluded so they can participate and thrive in a digital economy.

For more information about our Sustainable Impact agenda, and to reach our annual Sustainable Impact Report, please see the Sustainability section of our website at https://www.hp.com/us-en/hp-information/sustainable-impact.html. The content of our website is not incorporated by reference into this proxy statement or in any other report or document we file with the Securities and Exchange Commission (the "SEC"), and any references to our website are intended to be inactive textual references only.

Our Sustainable Impact Report includes disclosures aligned with the following ESG frameworks: Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD), Global Reporting Initiative (GRI), and the World Economic Forum International Business Council (WEF IBC).

The Board and its committees actively oversee HP's Sustainable Impact, strategy and related risks. For information regarding the Board's role in overseeing HP's Sustainable Impact, please refer to "Spotlight on Board oversight of ESG" on page 37.

Recognition



Named one of the most responsible companies in America for the 6th consecutive year.



Recognized by analyst firm Frost & Sullivan as the 2024 Company of the Year for the North American Electrical and Electronics Equipment Circularity Economy category.



Named one of the 100 Most Sustainable Corporations in the World for the 9th year in a row, placing first within our industry



HP's Social Impact team was named the first-ever TIME Team of the Year for their work in Digital Equity.



Recognized as one of the world's most ethical companies for the 5th year in a row.*

---

*   "World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.

Participating in our annual meeting

HP's current virtual format allows stockholders to submit questions and comments in our stockholder forum both before and during the meeting.

The virtual meeting format allows our stockholders to engage with us no matter where they live in the world and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer. We are able to reach a base of stockholders that is broader than just those who can travel to an in-person meeting. All of these benefits of a virtual meeting allow all of our stockholders to engage with us.

Stockholders can submit questions in advance of the annual meeting by visiting our annual meeting website at www.proxyvote.com/HP. Questions received, both during and prior to the meeting, are presented as submitted, uncensored and unedited except for certain personal details for data protection purposes. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. If we are unable to answer your question during the meeting due to time constraints, you are encouraged to contact the HP Investor Relations department at investorrelations@hp.com.

Please join us for our Virtual Annual Meeting at www.virtualshareholdermeeting.com/HPQ2025.

To participate in the annual meeting, you will need the **16-digit control number** included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.


2018 ANNUAL MEETING OF STOCKHOLDERS
XXXX XXXX XXXX XXXX
— Before You Vote —
How to Access the Proxy Materials
— How To Vote —
Please Choose One of the Following Voting Methods

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

- 1-855-449-0991 (Toll-free)
- 1-720-378-5962 (Toll line)

Table of contents

Corporate governance and Board of Directors

Board proposal no. 1

Election of Directors

 The board recommends a vote **FOR** each Director nominee.

The Board of Directors of HP Inc. (the "Board") currently consists of 15 members (the "Directors"). On the recommendation of the Nominating, Governance and Social Responsibility ("NGSR") Committee, the Board has nominated the 13 persons named below for election as Directors this year, each to serve for a one-year term and until the Director's successor is elected and qualified or, if earlier, until his or her resignation or removal. Ms. Alvarez and Mr. Bennett are not standing for re-election at this annual meeting. As a result, Ms. Alvarez and Mr. Bennett will each step down from the Board and the size of the Board will be reduced to 13 Directors, effective at the annual meeting.

Vote required

Each Director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of HP common stock present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

If you sign your proxy card but do not give instructions with respect to voting for Directors, your shares will be voted by Enrique Lores, Julie Jacobs and Rick Hansen (or any one of them), as proxy holders, FOR the election of all 13 Board nominees. If you wish to give specific instructions with respect to voting for Directors, you may do so by indicating your instructions when you vote via Internet or by telephone, or on your proxy card or voting instruction card.

Director election voting standard and resignation policy

We have adopted a policy whereby any incumbent Director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election will tender his or her offer of resignation for consideration by the NGSR Committee. The NGSR Committee will then make a recommendation to the Board regarding the appropriate response to such an offer of resignation.

Who we are

Overview

Our Directors bring a diverse mix of highly relevant and complementary skills, experiences and backgrounds, which facilitates strong oversight of HP's management and HP's strategy. In June 2024, Fama Francisco, who is Chief Executive Officer, Baby, Feminine and Family Care at Procter & Gamble Company, joined the Board. Additionally, in February 2025, Gianluca Pettiti, who is Executive Vice President and President, Life Sciences, Diagnostics and Applied, Thermo Fisher Scientific Inc., and Songyee Yoon, who is Managing Partner of Principal Venture Partners, were appointed to join the Board. Ms. Francisco brings to the Board deep consumer brand-building and innovation experience along with a global perspective, Mr. Pettiti brings experience in global technology businesses, deep science and innovation and Ms. Yoon brings experience in technology, AI, and international business, all of which the Board believes will be invaluable to HP.

Our Director nominees

Name and principal occupation	Age	HP Director since	Committees	Other current public company/public registrant boards
Chip Bergh [CHAIR] INDEPENDENT Senior Lecturer, Harvard Business School	67	2015	H N	Pinterest, Inc.
Bruce Broussard INDEPENDENT Advisor, Humana Inc.	62	2021	H N	
Stacy Brown-Philpot INDEPENDENT Founder and Managing Director, Cherryrock Capital	49	2015	A N	
Stephanie A. Burns INDEPENDENT Director	70	2015	F H	Corning Incorporated Kellanova Company
Mary Anne Citrino INDEPENDENT Senior Advisor and former Senior Managing Director, Blackstone	65	2015	A F	Alcoa Corporation
Richard L. Clemmer INDEPENDENT General Partner, Socratic Partners, and Chairman, Privafy, inc., Axon Networks, Pallidus and SecEdge, Inc.	73	2020	A F	Seagate Technology Holdings plc
Fama Francisco INDEPENDENT Chief Executive Officer, Baby, Feminine and Family Care, Procter & Gamble Company	56	2024	H N	
Enrique Lores President and Chief Executive Officer, HP Inc.	59	2019		PayPal Holdings, Inc.
David Meline INDEPENDENT Director	67	2023	A F	ABB Ltd. Lonza Group Ltd (director nominee)
Judith "Jami" Miscik INDEPENDENT Senior Advisor, Lazard Geopolitical Advisory Group	66	2021	A N	General Motors Company Morgan Stanley
Gianluca Pettiti INDEPENDENT Executive Vice President and President, Life Sciences, Diagnostics and Applied, Thermo Fisher Scientific Inc.	46	2025	F H	
Kim K.W. Rucker INDEPENDENT Director	58	2021	A N	Celanese Corporation GE Vernova Inc. Marathon Petroleum Corporation
Songyee Yoon INDEPENDENT Managing Partner, Principal Venture Partners	49	2025	A F	

Committees

A Audit Committee	**H** HR and Compensation Committee	● Chair
F Finance, Investment and Technology Committee	**N** Nominating, Governance and Social Responsibility Committee	

Snapshot of Director nominees

Board refreshment

8 New Directors since 2019

████████░░░░░░░ 8/13

Independence

92% of the Board is Independent

████████████░░ 12/13

Tenure

4.5 years

is the average tenure

0-3 years

████░░░░░░░░░░ 5/13

4-7 years

███░░░░░░░░░░░ 4/13

8-12 years

███░░░░░░░░░░░ 4/13

Age

61 years old

is the average age

46-60

█████░░░░░░░░░ 6/13

61-65

██░░░░░░░░░░░░ 2/13

66-73

████░░░░░░░░░░ 5/13

Skills and qualification



Business and management	12/13
Current or former CEO*	10/13
Customer experience	11/13
Disruptive innovation	8/13
Environmental and social responsibility	10/13
Finance and capital allocation	13/13
Government and government affairs	9/13



Human capital management	11/13
International business and affairs	12/13
Operations	10/13
Risk management	13/13
Strategic transactions; M&A	10/13
Strategy	13/13
Technology, cybersecurity and science	9/13

* Standalone Company or Substantial Segment

Skills, experience and attributes of our Director nominees

	Bergh	Broussard	Brown-Philpot	Burns	Citrino	Clemmer	Francisco	Lores	Meline	Miscik	Pettiti	Rucker	Yoon
Business and management HP requires a Board well-versed in navigating complexity and capitalizing on business opportunities to further our innovation and growth.	●	●	●	●	●	●	●	●	●		●	●	●
Current or former CEO Experience as a CEO of a standalone company or substantial segment.	●	●	●	●		●	●	●		●	●		●
Customer experience HP's customers are the foundation of our mission – we continually seek to better serve our customer base with products and solutions that inspire and innovate.	●	●	●	●		●	●	●	●		●	●	●
Disruptive innovation We continually seek to reinvent the Print and PC industries to deliver amazing innovative experiences to our customers – having disruptive innovators on our Board helps inform our strategy.			●	●		●	●	●	●		●		●
Environmental and social responsibility Experience in environmental and social responsibility related issues and topics strengthens the Board's oversight of HP's policies and programs relating to these issues and reinforces HP's commitment to sustainability and social responsibility.	●	●	●	●		●	●	●	●			●	●
Finance and capital allocation It is essential that we have Directors with strong financial acumen and experience to provide sound oversight and guide our investment strategies and capital allocation.	●	●	●	●	●	●	●	●	●	●	●	●	●
Government and government affairs Government and government affairs experience offers us insight into the regulatory environment of the many jurisdictions in which we operate, their legislative and administrative priorities, and the potential implications for our business.	●	●				●	●	●	●	●	●	●	
Human capital management Experience in talent development, managing compensation, overseeing inclusion and belonging efforts, and establishing culture strengthens the Board's oversight of HP's key human capital management strategies and programs.	●	●	●		●	●	●	●	●		●	●	●
International business and affairs HP operates in over 170 countries worldwide, making international business experience a vital perspective on our Board and enabling us to succeed in the many markets in which we operate.	●	●	●	●		●	●	●	●	●	●	●	●
Operations HP operates one of the world's largest supply chains – we benefit from Directors who have successfully led complex operations and can help us to optimize our business model.	●	●	●	●		●	●	●	●		●		●
Risk management Experience identifying, assessing and managing a broad spectrum of risks enables directors to effectively oversee the most significant risks facing HP.	●	●	●	●	●	●	●	●	●	●	●	●	●
Strategic transactions; M&A HP benefits from having Directors with experience leading organizations through significant strategic transactions, including mergers, acquisitions and divestitures.	●	●			●	●	●	●	●		●	●	●
Strategy The dynamic and fast-moving markets in which HP operates globally require a Board with strong strategic insights gained through multi-faceted and challenging prior experiences.	●	●	●	●	●	●	●	●	●	●	●	●	●
Technology, cybersecurity and science With our deep history of innovation and our reliance on cutting edge R&D, science and engineering, and the importance of cybersecurity to our business, we know that backgrounds in technology and user experience, cybersecurity policy, governance and risk management, and science and design, add valuable and vital components to our Board dialogue.		●	●	●	●			●	●	●	●		●
Independent	●	●	●	●	●	●	●		●	●	●	●	●
Women			●	●	●		●			●		●	●
Racially/Ethnically diverse			●				●	●				●	●
Tenure	9	4	9	9	9	5	0	5	1	4	0	3	0

Biographies of Director nominees

The biographies describe each Director nominee's qualifications and relevant experience. The biographies include key qualifications, skills, and attributes most relevant to the decision to nominate candidates to serve on the Board.

Chip Bergh | 67   **Chair, Independent**



Director since: 2015

Chair since: 2017

Current role: Senior Lecturer, Harvard Business School

HP board committees:
HR and Compensation, Nominating, Governance and Social Responsibility Committee

Skills:






Current public company boards
- HP
- Pinterest, Inc.

Prior public company boards
- Levi Strauss & Co.
- VF Corporation

Qualifications:

Prior business and other experience
- President, Chief Executive Officer and Director, Levi Strauss & Co. (September 2011–January 2024)
- Group President, Global Male Grooming, Procter & Gamble Co. (2009–September 2011)
- In 28 years at Procter & Gamble, Mr. Bergh served in a variety of executive roles, including managing business in multiple regions worldwide

Other key qualifications

Mr. Bergh brings to the Board extensive experience in executive leadership at large global companies and international business management. From his more than 40 years at Levi Strauss and Procter & Gamble, Mr. Bergh has a strong operational and strategic background with significant experience in brand management. He also brings public company governance experience as a board member and committee member of other public and private companies.

Key skills

 Business and management	 Current or former CEO	 Customer experience	 Disruptive innovation	 Environmental and social responsibility	 Finance and capital allocation	 Government and government affairs
 Human capital management	 International business and affairs	 Operations	 Risk management	 Strategic transactions; M&A	 Strategy	Technology, cybersecurity and science

Bruce Broussard | 62

Independent



Director since: 2021

Current role: Advisor, Humana Inc. (since 2024)

HP board committees:
Nominating, Governance and Social Responsibility, HR and Compensation Committee (Chair)

Skills:






Current public company boards
- HP

Prior public company boards
- KeyCorp
- Humana Inc.

Qualifications:

Prior business and other experience
- President, Chief Executive Officer, and Director, Humana (January 2013–July 2024)
- Chief Executive Officer, McKesson Specialty/US Oncology, Inc. (January 2008–December 2011)
- In 11 years at US Oncology, Inc., which was acquired by McKesson in December 2010, served in a number of senior executive roles, including Chief Financial Officer, President, Chief Executive Officer and Chairman of the Board

Other key qualifications

Mr. Broussard brings to the Board extensive experience in executive leadership at large global companies and international business management. From his experience at Humana and US Oncology, Mr. Broussard has significant expertise in the healthcare and health technology sectors. He also brings public company governance experience as a board member and committee member of other public companies.

Stacy Brown-Philpot | 49

Independent



Director since: 2015

Current role: Founder and Managing Director; Cherryrock Capital (since 2023)

HP board committees:
Audit, Nominating, Governance and Social Responsibility Committee

Skills:







Current public company boards
- HP

Prior public company boards
- Nordstrom, Inc.

Qualifications:

Prior business and other experience
- Member of Investment Committee, Softbank Opportunity Fund (June 2020-June 2023)
- Chief Executive Officer, TaskRabbit, an online labor interface company (April 2016–August 2020)
- Chief Operating Officer, TaskRabbit (January 2013–April 2016)
- Entrepreneur-in-Residence, Google Ventures, the venture capital investment arm of Google, Inc., a technology company ("Google") (May 2012–December 2012)
- Senior Director of Global Consumer Operations, Google (2010–May 2012)

- Prior to 2010, Ms. Brown-Philpot served in a variety of Director-level positions at Google
- Prior to joining Google in 2003, Ms. Brown-Philpot served as a senior analyst and senior associate at the financial firms Goldman Sachs and PwC

Other key qualifications

Ms. Brown-Philpot brings to the Board extensive operational, analytical, financial, and strategic experience. In addition to her role as CEO of TaskRabbit, Ms. Brown-Philpot's decade of experience leading various operations at Google and her prior financial experience from her roles at Goldman Sachs and PwC provide unique operational and financial expertise to the Board.

Key skills

 Business and management	 Customer experience	 Environmental and social responsibility
 Current or former CEO	 Disruptive innovation	 Finance and capital allocation

 Government and government affairs

 Human capital management

 International business and affairs

 Operations

 Risk management

 Strategic transactions; M&A

 Strategy

 Technology, cybersecurity and science

Stephanie A. Burns | 70

Independent



Director since: 2015

Current role: Director

HP board committees:
Finance, Investment and Technology, HR and Compensation Committee

Skills:

   

Current public company boards
- HP
- Corning Incorporated
- Kellanova Company

Prior public company boards
- GlaxoSmithKline plc
- Manpower, Inc.

Qualifications:
Prior business and other experience
- Chief Executive Officer, Dow Corning Corp., a silicon-based manufacturing company (2004–May 2011)
- President, Dow Corning (2003–November 2010)
- Executive Vice President, Dow Corning (2000–2003)

Other key qualifications
Dr. Burns has more than 30 years of global innovation and business leadership experience and brings significant expertise in scientific research, product development, issues management, science and technology leadership, and business management to the Board. Her leadership experience includes growing Dow Corning Corporation through materials innovation, investing in solar applications and expanding into emerging markets. Dr. Burns also brings public company governance experience to the Board as a member of boards and board committees of other public companies.

Mary Anne Citrino | 65

Independent



Director since: 2015

Current role: Senior Advisor and former Senior Managing Director, Blackstone, an investment firm (since 2004)

HP board committees:
Audit, Finance, Investment and Technology Committee

Skills:

   

Current public company boards
- HP
- Alcoa Corporation

Prior public company boards
- Health Net, Inc.
- Dollar Tree Inc.
- Barclays
- Ahold Delhaize

Qualifications:
Prior business and other experience
- Managing Director, Global Head of Consumer Products Investment Banking Group, and Co-head of Health Care Services Investment Banking, Morgan Stanley (1986–2004)

Other key qualifications
The Board benefits from Ms. Citrino's extensive experience advising a broad range of clients in the consumer products industry through her roles at Blackstone and Morgan Stanley. In addition, Ms. Citrino's more than 30-year career as an investment banker provides the Board with substantial knowledge regarding business operations and strategy, finance and investment. She also brings public company governance experience as a member of boards and board committees of other public companies.

Key skills

 Business and management	 Current or former CEO	 Customer experience
 Disruptive innovation	 Environmental and social responsibility	 Finance and capital allocation
 Government and government affairs		
 Human capital management	 International business and affairs	 Operations
 Risk management	 Strategic transactions; M&A	 Strategy
 Technology, cybersecurity and science		

Richard L. Clemmer | 73

Independent



Current public company boards
- HP
- Seagate Technology Holdings plc

Prior public company boards
- Aptiv PLC
- NCR Corporation
- NXP Semiconductors N.V.
- i2 Technologies, Inc.

Director since: 2020

Current role: General Partner, Socratic Partners, and Chairman, Privafy, inc., Axon Networks, Pallidus and SecEdge, Inc.

HP board committees:
Audit, Finance, Investment and Technology Committee (Chair)

Skills:

    

Qualifications:
Prior business and other experience
- Chief Executive Officer and Executive Director, NXP Semiconductors N.V., a semiconductor company (January 2009–May 2020)
- Senior Advisor, Kohlberg Kravis Roberts & Co. (May 2007–December 2008)
- President and Chief Executive Officer, Agere Systems Inc. (October 2005–April 2007)

Other key qualifications
Mr. Clemmer brings to the Board significant leadership experience in the high tech industry, including experience with semiconductor, storage, e-Commerce, and software companies, and brings valuable experience leading organizations through strategic transactions. In his roles at NXP Semiconductors and Agere Systems, Mr. Clemmer oversaw the successful execution of a number of key strategic transactions, including the acquisition and integration of several companies and business units.

Fama Francisco | 56

Independent



Current public company boards
- HP

Prior public company boards
- Organon & Co. Inc.

Director since: 2024

Current role: Chief Executive Officer, Baby, Feminine and Family Care, Procter & Gamble Company (since 2019)

HP board committees:
Nominating, Governance and Social Responsibility, HR and Compensation Committee

Skills:

    

Qualifications:
Prior business and other experience
- Ms. Francisco has achieved many firsts in her 35-year career with Procter & Gamble Company ("P&G"), including being the first female sales manager hired in P&G Philippines in 1989, amongst the youngest women to be promoted to President, and being the first Asian female Sector CEO in P&G's history.

Other key qualifications
Ms. Francisco brings to the board extensive global consumer brand and product innovation experience. In her role as Chief Executive Officer, Baby, Feminine and Family Care at P&G, she leads P&G's second largest sector, consisting of P&G's biggest brand, Pampers, as well as household names such as Always, Tampax, Luvs, Bounty, Charmin and Puffs. She also brings strong public company and board leadership experience.

Key skills

 Business and management	 Current or former CEO	 Customer experience
 Disruptive innovation	 Environmental and social responsibility	 Finance and capital allocation
 Government and government affairs		
 Human capital management	 International business and affairs	 Operations
 Risk management	 Strategic transactions; M&A	 Strategy
Technology, cybersecurity and science		

Enrique Lores | 59

President, Chief Executive Officer and Director



Director since: 2019

Current role: President and Chief Executive Officer, HP (since November 2019)

HP board committees:
N/A

Skills:






Current public company boards
- HP
- PayPal Holdings, Inc.

Prior public company boards
- None

Qualifications:

Prior business and other experience
- President, Imaging and Printing Solutions, HP Inc. (November 2015–October 2019)
- Separation Leader, Hewlett-Packard Company (2014–October 2015)
- Senior Vice President & General Manager, Business Personal Systems, Hewlett-Packard Company (2013–2014)
- Senior Vice President, Worldwide Customer Support & Services, Hewlett-Packard Company (2011–2013)
- Senior Vice President, Worldwide Sales and Solutions Partner Organization, Hewlett-Packard Company (2008–2011)
- Vice President & General Manager, Large Format Printing, Hewlett-Packard Company (2003–2008)

- Vice President, Imaging & Printing Group, EMEA, Hewlett-Packard Company (2001–2003)
- Experience in a variety of roles at Hewlett-Packard Company (1989–2001)

Other key qualifications

Mr. Lores' international business and leadership experience, and his service in multiple facets of the HP business worldwide, provide the Board with an enhanced global perspective. Mr. Lores' more than 30 years of experience in the information and technology industry with HP, and his position as HP's Chief Executive Officer, provide the Board with valuable industry insight and expertise.

David Meline | 67

Independent



Director since: 2023

Current role: Director

HP board committees:
Audit (Chair), Finance, Investment and Technology Committee

Skills:








Current public company boards
- HP
- ABB Ltd.
- Lonza Group Ltd (director nominee)

Prior public company boards
- Pacific Biosciences of California, Inc.

Qualifications:

Prior business and other experience
- CFO, Moderna Inc., a biotechnology and pharmaceutical company (June 2020–September 2022)
- CFO and Executive Vice President, Amgen Inc., a biotechnology company (July 2014–December 2019)
- CFO and Senior Vice President (2011–2014) and Vice President, Corporate Controller and Chief Accounting Officer (2008–2011), 3M Company
- In 20 years at General Motors, Mr. Meline served in a variety of finance and management roles

Other key qualifications

Mr. Meline brings to the Board deep background and breadth of experience in finance, capital allocation, manufacturing and technology. From his prior CFO roles at three global companies, Mr. Meline has experience driving operational performance, scaling growth businesses and delivering strong financial performance.
Mr. Meline also provides the Board with substantial knowledge in the biotechnology and pharmaceutical sectors.

Key skills

 Business and management

 Current or former CEO

 Customer experience

 Disruptive innovation

 Environmental and social responsibility

 Finance and capital allocation

 Government and government affairs

 Human capital management

 International business and affairs

 Operations

 Risk management

 Strategic transactions; M&A

 Strategy

 Technology, cybersecurity and science

Judith "Jami" Miscik | 66

Independent



Director since: 2021

Current role: Senior Advisor, Lazard Geopolitical Advisory Group (since 2022)

HP board committees:
Audit, Nominating, Governance and Social Responsibility Committee

Skills:






Current public company boards
- HP
- General Motors Company
- Morgan Stanley

Prior public company boards
- EMC Corporation
- Pivotal Software, Inc.

Qualifications:
Prior business and other experience

- CEO and Vice Chairman (2015-2022) and President (2009-2015), Kissinger Associates, Inc.
- Global Head of Sovereign Risk, Lehman Brothers (2005–2008)
- Distinguished 22-year career at the Central Intelligence Agency, including serving as the Deputy Director for Intelligence from 2002 to 2005
- Director for Intelligence Programs, National Security Council (1995–1996)

Other key qualifications

Ms. Miscik brings to the Board significant experience in international affairs, intelligence and risk assessment and a unique understanding of geopolitical and macroeconomic conditions and trends gained from her roles in the public and private sectors.

Gianluca Pettiti

Independent



Director since: 2025

Current role: Executive Vice President (since 2021) and President, Life Sciences, Diagnostics and Applied (since 2024), Thermo Fisher Scientific Inc.

HP board committees:
Finance, Investment and Technology, HR and Compensation Committee

Skills:








Current public company boards
- HP

Prior public company boards
- Butterfly Network, Inc.

Qualifications:
Prior business and other experience

- Executive Vice President, Thermo Fisher Scientific (2021-Present)
- Senior Vice President and President, Specialty Diagnostics, Thermo Fisher Scientific (2019-2021)
- Various global positions including President, Biosciences (2018-2019) and President, China (2015-2017), Thermo Fisher Scientific

Other key qualifications

Mr. Pettiti is a global business executive and thought leader at the intersection of technology, life sciences, and diagnostics who has built a broad international career spanning Europe, South America, China, and the United States. He also brings to the Board experience leading the digital, AI and innovation initiatives at Thermo Fisher Scientific, Inc. Mr. Pettiti holds a M.S. in Engineering from Politecnico di Torino.

Key skills

 Business and management

 Current or former CEO

 Customer experience

 Disruptive innovation

 Environmental and social responsibility

 Finance and capital allocation

 Government and government affairs

 Human capital management

 International business and affairs

 Operations

 Risk management

 Strategic transactions; M&A

 Strategy

 Technology, cybersecurity and science

Kim K.W. Rucker | 58

Independent



Director since: 2021

Current role: Director

HP board committees:
Audit, Nominating, Governance and Social Responsibility Committee (Chair)

Skills:





Current public company boards
- HP
- Celanese Corporation
- Marathon Petroleum Corporation
- GE Vernova

Prior public company boards
- Lennox International Inc.

Qualifications:

Prior business and other experience

- Executive Vice President, General Counsel and Secretary, Andeavor, an integrated marketing, logistics and refining company, and General Counsel of Andeavor Logistics LP, a midstream energy infrastructure and logistics company (2016-2018)

- Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary, Kraft Foods Group, Inc., a food and beverage company (2012–2015)

- Senior Vice President, General Counsel and Chief Compliance Officer (2008–2012) and Corporate Secretary (2009–2012), Avon Products, Inc.

- Senior Vice President, Corporate Secretary and Chief Governance Officer, Energy Future Holdings Corp. (formerly TXU Corp.) (2004–2008)

- Former Partner in the Corporate & Securities group at Sidley Austin LLP, a law firm

Other key qualifications

Ms. Rucker is a seasoned business executive who brings to the Board decades of leadership, corporate governance, strategic transactions, and human capital experience. She has substantial experience in a wide array of business matters, including those facing customer-driven and marketing companies. Moreover, her experience as a former General Counsel and partner at an international law firm provides the Board with valuable insight on issues relating to complex transactions, regulatory matters, law, corporate governance, internal and external communications, government affairs and community involvement activities.

Key skills

 Business and management	 Current or former CEO	 Customer experience
 Human capital management	 International business and affairs	 Operations

 Disruptive innovation

 Environmental and social responsibility

 Finance and capital allocation

 Government and government affairs

 Risk management

 Strategic transactions; M&A

 Strategy

 Technology, cybersecurity and science

Songyee Yoon | 49

Independent



Director since: 2025

Current role: Managing Partner, Principal Venture Partners

HP board committees:
Audit, Finance, Investment and Technology Committee

Skills:

   

Current public company boards
- HP

Prior public company boards
- None

Qualifications:
Prior business and other experience
- Founder and Managing Partner, Principal Venture Partners, L.P., a venture capital fund (2024-Present)
- Various positions of increasing responsibility at NCSoft Corporation, a digital entertainment and publishing company (2008-2023), including President, Chief Strategy Officer, and Chief Executive Officer of NCWest
- Vice President, Communications Intelligence, SK Telecom (2004-2007), a wireless telecommunications company
- Engagement Manager, McKinsey & Company (2000-2002), a management consulting company

Other key qualifications
Ms. Yoon brings the Board significant experience in technology, AI, and international business. Her venture fund, Principal Venture Partners, L.P., focuses on investments in AI-native companies, and as former President and Chief Strategy Officer of NCSoft, she led global expansion and AI integration across multiple countries. Ms. Yoon holds a BS in Electrical Engineering from the Korea Advanced Institute of Science and Technology, a JD from Santa Clara University, and a PhD in Computational Neuroscience from the Massachusetts Institute of Technology.

Key skills

 Business and management

 Current or former CEO

 Customer experience

 Disruptive innovation

 Environmental and social responsibility

 Finance and capital allocation

 Government and government affairs

 Human capital management

  International business and affairs

 Operations

 Risk management

 Strategic transactions; M&A

 Strategy

Technology, cybersecurity and science

Directors not standing for reelection

Aida M. Alvarez | 75   **Independent**



Director since: 2016

Current role: Consultant

HP board committees:
HR and Compensation, Nominating, Governance and Social Responsibility Committee

Skills:

  

Current public company boards

- HP
- Stride, Inc.
- Fastly, Inc.
- Bill.com Holdings, Inc.

Prior public company boards

- Wal-Mart Stores, Inc.
- Opportun Financial Corporation
- UnitedHealth Group Inc.

Qualifications:

Prior business and other experience

- Founding Chair, Latino Community Foundation (since 2003)
- Administrator, U.S. Small Business Administration (1997–2001)
- Director, Office of Federal Housing Enterprise Oversight (1993–1997)
- Vice President, First Boston Corporation and Bear Stearns & Co. (prior to 1993)

Other key qualifications

The Honorable Aida Alvarez brings to the Board a wealth of expertise in media, public affairs, finance, and government. She created a federal agency to provide financial oversight of the U.S. secondary mortgage market. Ms. Alvarez served in President Clinton's cabinet as head of the US Small Business Administration. She has also been a public finance executive, has chaired a prominent philanthropic organization and was an award-winning journalist. The Board also benefits from Ms. Alvarez's knowledge of investment banking and finance.

Robert R. Bennett | 66   **Independent**



Director since: 2013

Current role: Managing Director, Hilltop Investments, LLC, a private investment company (since 2005)

HP board committees:
Audit, Finance, Investment and Technology Committee

Skills:

  

Current public company boards

- HP
- Liberty Media Corporation
- Flutter Entertainment, plc

Prior public company boards

- Warner Bros. Discovery, Inc.
- Sprint Corporation
- Demand Media, Inc.
- Discovery Holding Company
- Liberty Interactive Corporation
- Sprint Nextel Corporation

Qualifications:

Prior business and other experience

- President, Discovery Holding Company (2005–2008)
- President and Chief Executive Officer, Liberty Media Corporation (1997–2005)
- Served in a variety of other executive roles at Liberty Media between 1990 and 1997, including as its principal financial officer from 1991 until 1997

Other key qualifications

Mr. Bennett brings to the Board in-depth knowledge capital markets, finance and operations. Additionally, as a result of his positions at Liberty Media, Mr. Bennett brings experience leading organizations through significant strategic transactions, including acquisitions, divestitures and integration. He also has held various financial management positions during his career, including serving as CFO of a public company.

Key skills

 Business and management	 Current or former CEO	 Customer experience	 Disruptive innovation
 Environmental and social responsibility	 Finance and capital allocation	 Government and government affairs	
 Human capital management	 International business and affairs	 Operations	 Risk management
 Strategic transactions; M&A	 Strategy	 Technology, cybersecurity and science	

How we are selected

Identifying and evaluating candidates for Director

The NGSR Committee uses a variety of methods for identifying and evaluating nominees for Director. The NGSR Committee, in consultation with the Chair, regularly assesses the appropriate size of the Board and candidates and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the NGSR Committee considers various potential candidates for Director. Candidates may come to the attention of the NGSR Committee through current Board members, professional search firms, stockholders or other persons. As part of the search process for each new Director, the NGSR Committee actively seeks out candidates with diverse skills, experiences and backgrounds to include in the pool from which Director candidates are chosen. Identified candidates are evaluated at regular or special meetings of the NGSR Committee and may be considered at any point during the year. A third-party professional search firm identified each of Mses. Francisco and Yoon and Mr. Pettiti as potential Director nominees.

Director nominees and Director nominees' experience and qualifications

HP does not have formal refreshment mechanisms such as mandatory retirement age or term limits for directors; however, we actively monitor the tenure of our Directors with a view that our average tenure should not exceed ten years and Directors with greater than ten years of service should be closely evaluated.

The Board annually reviews the desired skills and qualifications of Directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Board believes that its members should possess a variety of skills, professional experience, and backgrounds in order to effectively oversee our business. The Board believes that each Director should possess certain attributes, as reflected in the Board membership criteria described below.

Our Corporate Governance Guidelines contain the current Board membership criteria that apply to nominees recommended for a position on the Board. Under those criteria, Directors should:

- have the highest professional and personal ethics and values, consistent with our long-standing values and standards;
- have broad experience at the policy-making level in business, government, education, technology or public service;
- be committed to enhancing stockholder value and represent the interests of all of our stockholders; and
- have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience (which means that Directors' service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to responsibly perform all Director duties).

In addition, the NGSR Committee takes into account a potential Director's ability to contribute to the diversity of skills and experience represented on the Board, and it reviews its effectiveness in balancing these considerations when assessing the composition of the Board. Although the Board uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. Our Corporate Governance Guidelines can be found on our website at https://investor.hp.com/governance/governance-documents/default.aspx. In addition, our Bylaws require that to be qualified to serve as a Director and to be eligible to be a Director nominee, each Director and Director nominee:

- must not have been an officer or director of a company that is a competitor of HP within the prior three years; and
- must not be a named subject of a criminal proceeding (excluding traffic violations and other minor offenses) pending as of the date HP first mails the proxy materials that include the name of the nominee and, within the ten years preceding such date, must not have been convicted in such a criminal proceeding.

The Board believes that all the nominees named above are highly qualified and have the skills and experience required for effective service on the Board. All the nominees named above have indicated to us that they will be available to serve as Directors. In the event that any nominee should become unavailable, the proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will vote for a substitute nominee or nominees designated by the Board, if it decides to do so. If any substitute nominees are so designated, we will file an amended proxy statement or additional soliciting material that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement or additional soliciting material and to serve as Directors if elected, and includes certain biographical and other information about such nominees required by the applicable SEC rules.

There are no family relationships among our executive officers and Directors.

Annual self-evaluation

Annually, the Board and each Committee conduct a self-evaluation, overseen by the NGSR Committee. This year's annual evaluation process, which was led by a third-party facilitator, is summarized below.

1 Evaluation process and assessment

The NGSR Committee, working with the independent Chair and third-party facilitator, determines the process, scope and contents of the Board's annual self-evaluation. As part of this process, tailored questionnaires for the Board and each Committee are prepared and reviewed prior to the distribution to each of the Directors.

Topics include:

- Board and Committee roles, effectiveness, and topical focus
- Board and Committee composition and size
- Board oversight of strategic priorities, governance and risk matters
- Access to management and ability to act independently

2 Review and discussion

Following completion of the questionnaires, an independent third-party facilitator meets with each director individually to solicit feedback. The results of the Committee evaluations are shared with the Chairs of each Committee on an anonymized basis. The Chair of the NGSR Committee then provides the NGSR Committee and the Board with a summary of responses to the questionnaires. Separately, each Committee Chair additionally reviews the applicable Committee self-evaluation results with members of the relevant Committee.

3 Feedback incorporated

Policies and practices are enhanced as a result of the self-evaluation results. Examples include enhancements to the Board's oversight of enterprise risk topics, enhancing Board engagement with top-talent, and enhancements to governance practices and procedures.

Stockholder recommendations and nominations

The policy of the NGSR Committee is to consider properly submitted stockholder recommendations of candidates for the Board. Following verification of the stockholder status of individuals proposing candidates, recommendations are considered collectively by the NGSR Committee at a regularly scheduled meeting. If any materials are provided by a stockholder in connection with the nomination of a Director candidate, such materials are forwarded to the NGSR Committee. In evaluating such nominations, the NGSR Committee seeks to achieve a balance of diverse knowledge, experience and capability on the Board. The NGSR Committee evaluates nominees recommended by stockholders using the same criteria it uses to evaluate all other candidates. Any stockholder recommendations submitted for consideration by the NGSR Committee should include verification of the stockholder status of the person submitting the recommendation and the recommended candidate's name and qualifications for Board membership and should be addressed to our Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304.

In addition, our Bylaws permit stockholders to nominate Directors for consideration at an annual stockholder meeting and, under certain circumstances, to include their nominees in the HP proxy statement. For a description of the process for nominating Directors in accordance with our Bylaws, see "Questions and answers—Voting information."

How we are organized

Current committee memberships

Name	Audit	Finance, investment and technology	HR and compensation	Nominating, governance and social responsibility
Independent Directors				
Aida M. Alvarez*			●	●
Robert R. Bennett* 🔍$	●	●		
Chip Bergh			●	●
Bruce Broussard			⚫	●
Stacy Brown-Philpot 🔍$	●			●
Stephanie A. Burns		●	●	
Mary Anne Citrino 🔍$	●	●		
Richard L. Clemmer 🔍$	●	⚫		
Fama Francisco			●	●
David Meline 🔍$	⚫	●		
Judith "Jami" Miscik	●			●
Gianluca Pettiti		●	●	
Kim K.W. Rucker	●			⚫
Songyee Yoon 🔍$	●	●		
Other Directors				
Enrique Lores				

● Member   ⚫ Chair   🔍$ Audit committee "financial expert"

*   Ms. Alvarez and Mr. Bennett are not standing for re-election at this annual meeting. As a result, Ms. Alvarez and Mr. Bennett will each step down from the Board and the size of the Board will be reduced to 13 Directors, effective at the annual meeting.

Audit Committee



Chair:

David Meline

Other members:

Robert R. Bennett*
Stacy Brown-Philpot
Mary Anne Citrino
Richard L. Clemmer
Judith "Jami" Miscik
Kim K.W. Rucker
Songyee Yoon

Number of meetings: 9

We have an Audit Committee established in accordance with the requirements of the Securities Exchange Act of 1934, as amended. The Audit Committee represents and assists the Board in fulfilling its responsibilities for overseeing our financial reporting processes and the audit of our financial statements.

*Mr. Bennett is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

Specific duties and responsibilities of the Audit Committee include, among other things:

Independent Registered Public Accounting Firm

- overseeing the appointment, compensation, retention, and performance of the Independent Registered Public Accounting Firm and discussing with the Independent Registered Public Accounting Firm its relationships with HP and its independence; and
- periodically considering whether there should be a regular rotation of the accounting firm in order to assure continuing independence.

Audit & non-audit services; financial statements; audit report

- reviewing and approving the scope of the independent registered public accounting firm's audit, audit-related services and related fees; and
- overseeing and reviewing our financial reporting processes and the audit of our financial statements, including the effectiveness of our financial reporting processes and functions.

Disclosure controls; internal controls & procedures; legal compliance

- overseeing and reviewing our disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information and earnings guidance;
- overseeing and reviewing the adequacy and effectiveness of HP's cybersecurity, information and technology security, and data protection programs, procedures, and policies; and
- overseeing compliance with legal and regulatory requirements.

Risk oversight and assessment

- overseeing and reviewing our significant strategic, enterprise and other risks (including significant risks or exposures relating to litigation and other proceedings and regulatory matters that may have a significant impact on our financial statements) and management's establishment of effective governance, programs, and processes to identify, assess, and mitigate such risks;
- reviewing key functional and business risk areas, including specific critical risks identified by our enterprise risk management program; and
- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

The Board determined that Mr. Meline, Chair of the Audit Committee, and each of the other Audit Committee members (Mr. Bennett, Ms. Brown-Philpot, Ms. Citrino, Mr. Clemmer, Ms. Miscik, Ms. Rucker and Ms. Yoon) are independent within the meaning of the New York Stock Exchange ("NYSE") and SEC standards of independence for directors and audit committee members and have satisfied the NYSE financial literacy requirements.

Audit Committee Financial Experts

The Board also determined that each of Mr. Bennett, Ms. Brown-Philpot, Ms. Citrino, Mr. Clemmer, Mr. Meline and Ms. Yoon is an "audit committee financial expert" as defined by SEC rules.

The report of the Audit Committee is included on pages 48-49.

Finance, Investment and Technology Committee



Chair:

Richard L. Clemmer

Other members:

Robert R. Bennett*
Stephanie A. Burns
Mary Anne Citrino
David Meline
Gianluca Pettiti
Songyee Yoon

Number of meetings: 4

The FIT Committee provides oversight of the finance and investment functions of HP.

*Mr. Bennett is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

The Finance, Investment and Technology ("FIT") Committee's responsibilities and duties include, among other things:

Treasury matters

- reviewing or overseeing significant treasury matters such as capital structure and capital allocation strategy, derivative policy, global liquidity, fixed income investments, borrowings and credit facilities, debt issuances and redemptions, currency exposure, dividend policy, share issuances and repurchases, employee benefit fund matters and plan performance, and capital spending.

M&A transactions & strategic alliances

- overseeing and periodically reviewing with management, significant mergers, acquisitions, divestitures, joint ventures, strategic equity investments or other minority investments, strategic alliances, or similar transactions ("Strategic Transactions"); and

- overseeing our integration planning and execution and the financial results of such transactions after integration.

Capital allocation

- reviewing and overseeing capital investing decisions, capital structure, and the allocation of free cash flow; and

- reviewing and overseeing the execution of HP's strategic plans and capital allocation strategies.

Technology strategies & guidance

- overseeing and periodically reviewing with management, the scope, direction, quality, incubation of, and investment levels in, our technology, and execution of our technology strategies; and

- overseeing and periodically reviewing with management, technology management related to Strategic Transactions and other transactions, including HP's or a third-party's technology or intellectual property as it may pertain to, among other things, Strategic Transactions, market entry and exit, new business divisions and spin-offs, R&D investments, and key competitor and partnership strategies.

Risk oversight and assessment

- overseeing the execution of derivatives and financial risk hedging strategy;

- assessing risk and return of financial investments and managing risk levels in the deployment of capital;

- reviewing acquisition and integration risks associated with M&A transactions and strategic alliances; and

- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

Nominating, Governance and Social Responsibility Committee



Chair:

Kim K.W. Rucker

Other members:

Aida M. Alvarez*
Chip Bergh
Bruce Broussard
Stacy Brown-Philpot
Fama Francisco
Judith "Jami" Miscik

Number of meetings: 4

The NGSR Committee oversees and represents and assists the Board (and management, as applicable) in fulfilling its responsibilities relating to our corporate governance, Director nominations and elections, HP's policies and programs relating to global citizenship and other legal, regulatory and compliance matters relating to current and emerging political, environmental, global citizenship and public policy trends.

*Ms. Alvarez is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

Specific duties and responsibilities of the NGSR Committee include, among other things:

Board matters

- establishing criteria for Board membership, identifying individuals qualified to serve as directors, and recommending to the Board candidates to be elected or nominated for election as Directors, as well as Director succession planning;

- overseeing and reviewing the size, composition, operation, and calendar of the Board and recommending assignments of Directors to Board committees and chairs of Board committees; and

- periodically reviewing the Board's leadership structure, recommending changes to the Board as appropriate.

HP governing documents & corporate governance guidelines & other policies

- overseeing and reviewing our governance practices, including our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines and related policies, governance structures, and director-led engagements with HP's stakeholders concerning such matters.

ESG matters

- overseeing significant strategies, policies, positions, and goals relating to global citizenship, sustainability, climate change, human rights, and digital equity, as well as the impact of HP's operations on employees, customers, suppliers, partners, and communities worldwide;

- reviewing HP's annual "Sustainable Impact Report," which addresses HP's supply chain and environment and sustainability performance; and

- overseeing the policies and programs relating to, and the way HP conducts, its government relations activities.

Risk oversight and assessment

- identifying, evaluating, and monitoring social, political, and environmental trends, issues, concerns, and risks;

- monitoring legislative proposals and regulatory developments that could significantly affect the public affairs of HP; and

- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

The Board determined that Ms. Rucker, who serves as Chair of the NGSR Committee, and each of the other NGSR Committee members (Ms. Alvarez, Mr. Bergh, Mr. Broussard, Ms. Brown-Philpot, Ms. Francisco and Ms. Miscik) are independent within the meaning of the NYSE director independence standards.

HR and Compensation Committee



Chair:

Bruce Broussard

Other members:

Aida M. Alvarez*
Chip Bergh
Stephanie A. Burns
Fama Francisco
Gianluca Pettiti

Number of meetings: 8

The HRC Committee discharges the Board's responsibilities related to the compensation of our executives and Directors and provides general oversight of our compensation structure, including our equity compensation plans and benefits programs.

*Ms. Alvarez is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

Specific duties and responsibilities of the HRC Committee include, among other things:

Executive compensation philosophy, peer group, design, & performance reviews

- reviewing the overall compensation philosophy and strategy with respect to HP's executive officers and reviewing and approving short-term and long-term incentive plan design, structure and goals;

- conducting annual performance evaluation of the CEO and recommending all elements of the CEO's compensation to the independent members of the Board for their review and approval; and

- reviewing and approving goals and objectives relevant to other executive officer compensation, evaluating performance based on evaluations undertaken by the CEO and reviewed by the HRC Committee and determining their compensation in accordance with those goals and objectives.

Other compensation & employee benefit plans

- overseeing and monitoring the effectiveness of non-equity-based benefit plan offerings, including but not limited to non-qualified deferred compensation, fringe benefits, and perquisites and approving any material new employee benefit plan or change to an existing plan.

Director compensation

- overseeing compensation policies and practices for service on the Board and its committees and recommending to the Board any changes to director compensation.

Executive succession planning & leadership development

- reviewing senior management selection, recommending the appointment of corporate officers to the Board for approval, overseeing succession planning and leadership development, including guiding the CEO succession planning process in partnership with the Chairman and full Board.

People processes and culture

- reviewing employee engagement and employee initiatives including key training and development programs, inclusion and belonging programs and results of the annual employee engagement survey; and

- monitoring key metrics to evaluate the workforce including workforce attrition and retention, headcount, inclusion and belonging, pay equity, talent and learning, employee engagement, key hires, and restructuring.

Risk oversight and assessment

- assessing whether HP's overall human resources and compensation structures, policies, programs, and practices establish appropriate incentives and leadership development opportunities for management and other employees, and confirming they do not encourage improper risk taking.

The Board determined that Mr. Broussard, who serves as Chair of the HRC Committee, and each of the other HRC Committee members (Ms. Alvarez, Mr. Bergh, Dr. Burns, Ms. Francisco and Mr. Pettiti) are independent within the meaning of the NYSE standards of independence for directors and compensation committee members.

About our corporate governance

Governance practices

HP has a history of strong corporate governance and we have always led by example, adopting changes in line with our commitment to the highest standards of governance. The following examples highlight some of the key features of our corporate governance policies and practices, including updates we have recently made to strengthen our policies and practices:

- Independent Board Chair
- Supermajority of independent Directors
- Reasonable average Director tenure
- Annual election of Directors
- Majority vote for Directors in uncontested elections
- Committee memberships limited to independent Directors
- Executive sessions of non-employee Directors

- Annual Board and committee self-evaluations
- Strong Director and officer stock ownership guidelines
- Director-shareholder engagement program
- One share, one vote
- Stockholder right to call a special meeting (15% threshold)
- Stockholder right to proxy access (3% threshold for 3 years)
- No poison pill

Board leadership structure

The Board periodically evaluates its leadership structure, taking into account the evolving needs of the business and the interests of HP's stockholders. The Board believes that it is in the best interests of the Company and its stockholders to currently separate the Chair of the Board and Chief Executive Officer roles and for our Chair to be independent. Mr. Bergh serves as our independent Chair of the Board. The Board believes that Mr. Bergh is well suited to serve as Chair and provide constructive, independent and informed guidance and oversight to management given his significant managerial, operational and global experience. Our Board believes that our current structure, with an independent Chair who is well-versed in the needs of a complex business and has strong, well-defined governance duties, gives our Board a strong leadership and corporate governance structure that best serves the needs of HP and its stockholders. The Board also believes that this structure enables Mr. Lores to focus his attention on our business strategy and operations. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate for HP and its future needs.



Chip Bergh
Independent Chair

The independent Chair has the following responsibilities:
- oversees the planning of the annual Board calendar;
- in consultation with the CEO and the other Directors, schedules, approves and sets the agenda for meetings of the Board and chairs and leads the discussion at such meetings;
- chairs HP's annual meeting of stockholders;
- is available in appropriate circumstances to speak on behalf of the Board and for consultation and direct communication with stockholders;
- provides guidance and oversight to management;
- helps with the formulation and implementation of HP's strategic plan;
- serves as the Board liaison to management;
- has the authority to call meetings of the independent Directors and schedules, sets the agenda for, and presides at executive sessions of the independent Directors;
- approves information sent to the Board;
- reviews/is consulted in preparing agendas for committee meetings;
- works with the HRC Committee to coordinate the annual performance evaluation of the CEO;
- works with the NGSR Committee to oversee the Board and committee evaluations; and
- performs such other functions and responsibilities as set forth in the Corporate Governance Guidelines or as requested by the Board from time to time.

Executive sessions

During fiscal 2024, the Directors regularly met in executive session, including executive sessions of only the independent Directors. Throughout fiscal 2024, Mr. Bergh served as independent Chair. As such, Mr. Bergh scheduled and chaired each executive session held during fiscal 2024. Any independent Director may request that an additional executive session be scheduled. Board Committees also have regular executive sessions without management present.

Meeting attendance

During fiscal 2024, the Board held seven meetings, all of which included executive sessions. During fiscal 2024, we had the following four standing committees, which held the number of meetings indicated in parentheses during fiscal 2024: Audit Committee (9); FIT Committee (4); HRC Committee (8); and NGSR Committee (4). All the committee charters are available on our investor relations website at https://investor.hp.com/governance/governance-documents/default.aspx. Each incumbent Director serving during fiscal 2024 attended at least 75% of the aggregate of all Board and applicable committee meetings held during the period that he or she served as a Director.

Directors are encouraged to participate in our annual meeting of stockholders. Seven of our twelve then-serving Directors standing for re-election attended our last annual meeting, held on April 22, 2024.

Director independence

Our Corporate Governance Guidelines, which are available on our website at https://investor.hp.com/governance/governance-documents/default.aspx, provide that a substantial majority of the Board will consist of independent Directors and that the Board can include no more than three Directors who are not independent Directors. The independence standards can be found as Exhibit A to our Corporate Governance Guidelines. Our Director independence standards are consistent with, and in some respects more stringent than, the NYSE director independence standards. In addition, each member of the Audit Committee meets the heightened independence standards required for audit committee members under the applicable listing and SEC standards and each member of the HRC Committee meets the heightened independence standards required for compensation committee members under the applicable listing and SEC standards.

Under our Corporate Governance Guidelines, a Director will not be considered independent in the following circumstances:

- The Director is, or has been within the last three years, an employee of HP, or an immediate family member of the Director is, or has been within the last three years, an executive officer of HP.
- The Director has been employed as an executive officer of HP or affiliates within the last five years.
- The Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from HP, other than compensation for Board service, compensation received by a Director's immediate family member for service as a non-executive employee of HP, and pension or other forms of deferred compensation for prior service with HP that is not contingent on continued service.
- (A) The Director or an immediate family member is a current partner of the firm that is HP's internal or external auditor; (B) the Director is a current employee of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and who personally worked on HP's audit; or (D) the Director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on HP's audit within that time.
- The Director or an immediate family member is, or has been in the past three years, employed as an executive officer of another company where any of HP's present executive officers at the same time serves or has served on that company's compensation committee.
- The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, HP for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues for such company's last completed fiscal year.
- The Director is affiliated with a charitable organization that receives significant contributions from HP.
- The Director has a personal services contract with HP or an executive officer of HP.

For these purposes, an "immediate family" member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares the Director's home.

In determining independence, the Board reviews whether Directors have any material relationship with HP. An independent Director must not have any material relationship with HP, either directly or as a partner, stockholder or officer of an organization that has a relationship with HP, nor any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In assessing the materiality of a Director's relationship to HP, the Board considers all relevant facts and circumstances, including consideration of the issues from the Director's standpoint and from the perspective of the persons or organizations with which the Director has an affiliation, and is guided by the standards set forth above.

In making its independence determinations, the Board considered transactions occurring since the beginning of fiscal 2022 between HP and entities associated with the independent Directors or their immediate family members. The Board considered that Ms. Francisco is employed by an organization that did business with HP at some time during the last three fiscal years. The amount received by HP or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 2% of either HP's or such organization's consolidated gross revenues. Additionally, the Board also considered that Ms. Brown-Philpot, Dr. Burns, Ms. Citrino, Mr. Clemmer, Mr. Meline, Ms. Miscik and Ms. Rucker, or one of their immediate family members, is a non-employee director, trustee or advisory board member of another organization that did business with HP at some time during the last three fiscal years. These business relationships were as a supplier or purchaser of goods or services in the ordinary course of business.

As a result of this review, the Board has determined the transactions described above would not interfere with the Director's exercise of independent judgment in carrying out the responsibilities of a Director. The Board has also determined that, with the exception of Mr. Lores, (i) each of HP's remaining Directors and nominees, including Ms. Alvarez, Mr. Banerji (during the portion of fiscal 2024 he served on the Board), Mr. Bennett, Mr. Bergh, Mr. Broussard, Ms. Brown-Philpot, Dr. Burns, Ms. Citrino, Mr. Clemmer, Ms. Francisco, Mr. Meline, Ms. Miscik, Mr. Pettiti, Ms. Rucker, Dr. Suresh (during the portion of fiscal 2024 he served on the Board) and Ms. Yoon, and (ii) each of the members of the Audit Committee, the HRC Committee and the NGSR Committee, has (or had) no material relationship with HP (either directly or as a partner, stockholder or officer of an organization that has a relationship with HP) and is (or was) independent within the meaning of the NYSE and our Director independence standards. The Board has determined that Mr. Lores is not independent because of his status as our current President and CEO.

Overboarding policy

Our Corporate Governance Guidelines provide that a Director's service on other boards of public companies should be limited to a number that permits the Director, given his or her individual circumstances, to perform responsibly all Director duties. Further, our Bylaws provide that this service may not exceed five public company boards in total, including HP. To help the Board monitor compliance with these requirements set forth in our Corporate Governance Guidelines and Bylaws, Directors are required to obtain approval from the NGSR Committee prior to agreeing to stand for election to outside, for-profit boards. Throughout the year, we also monitor our Directors' time commitments and in considering whether to nominate each Director nominee for election at the annual meeting, the NGSR Committee and the Board took into account each Director's public company leadership positions and other outside commitments and determined that all of our Director nominees are able to perform responsibly all Director duties. We review our overboarding policy as part of our annual review of our Corporate Governance Guidelines. We also review the overboarding policies of our institutional investors on an ongoing basis and discuss such policies during investor engagements.

Board operations

Board leadership

Chair	Committee chairs	
**Chip Bergh** **Other members:** Aida M. Alvarez* Robert R. Bennett* Bruce Broussard Stacy Brown-Philpot Stephanie A. Burns Mary Anne Citrino Richard L. Clemmer Fama Francisco Enrique Lores David Meline Judith "Jami" Miscik Gianluca Pettiti Kim K.W. Rucker Songyee Yoon **Seven meetings** in fiscal 2024	**David Meline** Audit **Bruce Broussard** HR and Compensation	**Richard L. Clemmer** Finance, Investment and Technology **Kim K.W. Rucker** Nominating, Governance and Social Responsibility

2024 areas of focus

- Corporate strategy, including mergers and acquisitions
- Core and growth businesses
- Innovation, including AI
- Enterprise risk management
- Macroeconomic, geopolitical and regulatory landscape
- Supply chain resiliency
- Cybersecurity
- Capital allocation, the Future Ready Transformation Plan, restructuring and long-term financial plan
- Talent review, succession planning, and human capital management
- Board refreshment
- Sustainable Impact and ESG goals and performance

* Ms. Alvarez and Mr. Bennett are not standing for re-election at the annual meeting and each will step down from the Board, effective at the annual meeting.

Board oversight of strategy

One of the Board's primary responsibilities is overseeing management's establishment and execution of HP's strategy and the associated risks. The full Board oversees strategy and strategic risk through constructive engagement with management. The diverse mix of highly relevant and complementary skills, experiences and backgrounds our Directors possess helps facilitate strong oversight of HP's management and HP's strategy to advance, disrupt and transform. At least annually, management reviews with the Board HP's overall corporate strategy and key commercial and strategic risks and the Board provides input to management. Throughout the year, the Board reviews HP's progress against its strategic plan. In addition, throughout the year, the Board reviews specific strategic initiatives and provides additional oversight.

Board oversight of risk

The Board, with the assistance of its committees, reviews and oversees our enterprise risk management ("ERM") program, which is designed to enable effective and efficient identification of, and management's visibility into, critical enterprise risks. It also facilitates the incorporation of risk considerations into decision making. The ERM program was established to clearly define risk management roles and responsibilities, bring together senior management to discuss risk, promote visibility and constructive dialogue around risk at the senior management and Board levels and facilitate appropriate risk response strategies. Under the ERM program, management develops a holistic portfolio of our enterprise risks by facilitating business and function risk assessments, performing targeted risk assessments and incorporating information regarding specific categories of risk gathered from various internal HP organizations. Management then develops risk response plans for risks categorized as needing management focus and response and monitors other identified risk focus areas. Management provides regular reports on the risk portfolio and risk response efforts to senior management, and to the Board and its committees as appropriate. The Board and the committees of the Board may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas.

The Board also considers specific risk topics in connection with this process. For example, information and technology security is a critical part of our risk management program. HP has a dedicated Chief Information Security Officer ("CISO"), whose team is responsible for leading HP's global cybersecurity program, including infrastructure and technology platforms, overseeing governance, regulatory and compliance, operations, strategy, and architecture. Our cybersecurity risks are evaluated by senior leadership, including as part of our enterprise risk assessments that are reviewed by the Audit Committee and our Board of Directors, and our Internal Audit function, which is an objective, independent assurance and advisory organization that helps HP achieve business objectives and conducts regular assessments, audits, and testing of the cybersecurity program and its associated controls. The Board regularly receives updates from management regarding our information and technology security program and the CISO regularly provides reports directly to the Board or the Audit Committee on these matters. For additional information relating to our information and technology security program, refer to our Annual Report on Form 10-K for the fiscal year ended October 31, 2024.

HP is committed to the responsible and ethical application and development of all emerging technologies, including AI. HP's AI Standards and Policy management committee is responsible for setting AI policy and strategy across the company. Practical AI oversight and governance at HP is a developing partnership between the Data Science, Trust & Privacy, and Innovation teams. AI at HP is developed in accordance with our AI Governance Principles and reviewed in a collaborative process involving advisors from data science, privacy, security, legal and HR. HP offers multiple AI training courses for all levels and roles which include modules on AI Ethics, Regulatory compliance, Privacy and Security, and Acceptable use. The Board and its applicable committees regularly receive updates from management regarding AI.

The Board oversees management's implementation of the ERM program, including reviewing our enterprise risks and evaluating management's approach to addressing identified risks. The Audit Committee has general oversight and the other Board committees contribute to the oversight and management of risks, and supplement the ERM program, within their respective areas of responsibility, as follows:

Board

- Stays informed of risk profile and provides overall oversight and governance
- Considers risk in connection with strategic planning and other matters

Audit	Finance, investment and technology	HR and compensation	Nominating, governance and social responsibility
• Financial reporting and processes • Selection and performance of independent auditor • Audit and non-audit services • Internal and disclosure controls and procedures • Internal audit staffing and performance • Cybersecurity, information and technology security, and data protection • Risk assessment and management	• Treasury policy and operations • Liquidity • Capital allocation, investment, and shareholder return • Mergers and acquisitions • Growth and technology strategies • Risk assessment and management	• HR policy • Executive and Director compensation • CEO and executive succession planning • Talent and leadership development • Inclusion and belonging • Risk assessment and management	• Governance policies and practices • Board composition and tenure • Director succession and recruiting • Public policy and government relations • Sustainability impact and social responsibility • Risk assessment and management

HP management

HP Management advises the Board and its Committees of key risks and the status of ongoing efforts to address these risks

Spotlight on Board oversight of ESG

The Board and its committees actively oversee HP's Sustainable Impact strategy and related risks. Below we have included an update on our Board's involvement in our Environmental, Social and Governance ("ESG") efforts.

In many cases, committees will be the first level of oversight, although certain matters may be handled by the Board directly, or following initial review by a committee. The Board has ultimate oversight of ESG and Sustainable Impact strategy, risks and opportunities.

Climate action 	Human rights 	Digital equity 
The NGSR Committee oversees HP's progress on ESG policies and programs as well as risk and opportunities (shared with Audit Committee), especially for climate and environment. The Board receives regular updates on our progress toward our sustainable impact targets.	The NGSR Committee is responsible for oversight of human rights as well as the impact of HP's operations on employees, customers, suppliers, partners and communities worldwide. The HRC Committee monitors policies and programs with respect to human capital management, workforce inclusion and belonging, equal employment opportunity, and pay equity.	The Board and its committees provide input on broad-based strategies to accelerate digital equity and for corporate giving, including financial funding and employee engagement.

Our approach to ESG

Climate action



With a focus on carbon emissions, circularity, and forests, HP is taking a holistic approach to addressing climate change.

We are working to reduce climate impacts across our entire value chain, which includes our supply chain, our own operations, and customer use of our products and services.

Human rights



We work to improve labor conditions within supplier factories, tackle industry-wide challenges such as forced labor and conflict minerals, and build essential worker and management skills and capabilities.

We engage with suppliers in a wide range of ways to promote responsibility, including social and environmental assessments and on-site audits.

In addition, for information about inclusion and belonging at HP, please refer to "Our approach to human capital management."

Digital equity



The digital divide is the economic, educational and social inequalities that exist between those that have access to the hardware, connectivity, quality and relevant content, and digital literacy—and those who do not. Digital equity is the path for everyone, everywhere to have equal access to education, healthcare and economic opportunity. We believe digital equity will be achieved when every person has equitable and inclusive access to skills and knowledge, services and opportunities in the digital economy.

Our work contributes to the UN Sustainable Development Goals and focuses on four communities that are most likely to experience the digital divide: women and girls, people with disabilities (including aging populations), historically excluded and marginalized communities, and educators and practitioners.

For more information on our sustainability goals, programs, and performance, we refer you to our annual Sustainable Impact Report, available on our website (which is not incorporated by reference herein).

Our approach to human capital management

HP employs approximately 58,000 employees in 59 countries. Together, they power HP innovation by applying their diverse skills and perspectives to create transformative solutions for our partners and customers worldwide. Our aim is to attract and retain exceptional talent by providing engaging work experiences that help our employees thrive. We promote ongoing learning and development, offer comprehensive compensation and benefits, and focus on health, safety, and well-being to set employees up to do their best work and achieve their career aspirations. To deliver on these priorities, HP senior leaders are accountable for meeting management by objective ("MBO") goals for employee engagement, inclusion and belonging, and leadership development.

The board's role in human capital management

Our Board, through the HRC Committee, oversees HP's key human capital management strategies and programs and is responsible for, among other things:

- reviewing employee engagement, talent, and cultural initiatives including key training and development programs, inclusion and belonging programs, leadership succession, and results of the annual employee engagement survey; and
- monitoring key workforce metrics including workforce attrition and retention, headcount, inclusion and belonging, key hires, and restructuring.

Management regularly updates the Board and the HRC Committee on the status of such initiatives and programs.

Employee engagement

We regularly collect feedback from employees to better understand and improve their workplace experiences and to identify ways to strengthen our culture. In fiscal year 2024, 90% of employees participated in our annual survey, and we continued to see strong overall engagement, exceeding top quartile benchmarks for most of the external comparisons we track. We saw similar strength on our internal inclusion index, and employees demonstrated their engagement by providing a high volume of written comments in this year's survey. Beyond the annual survey, we regularly seek out employee feedback through a variety of pulse polls and take action to address their ideas, suggestions, and concerns.

Talent development

We have a multi-faceted talent, learning, and skill-development strategy. First, we emphasize diversity of skills, experience, and perspectives in our senior talent pipeline, and invest in targeted approaches such as leadership assessments, external education opportunities, coaching, job rotations, and immersive, experiential learning to ensure our executives are equipped to lead HP, both now and in the future. We also support talent through an extensive portfolio of internal and external development programs designed to accelerate their career growth. Additionally, we prepare new people managers with development experiences designed, among other things, to build coaching skills and support employee career development.

We are committed to the continuous growth of employees. We provide enterprise-wide skill development solutions and resources that focus on the critical skills all employees need to perform at their best in their jobs today and in the future. In partnership with industry thought partners and internal experts, HP offers learning opportunities in key areas such as software development, artificial intelligence, data science, product management, communications, change agility, and strategic thinking. HP prioritizes skill development experiences that accommodate employee-specific needs and demanding schedules, with an emphasis on learning that drives immediate application and measurable behavior change.

In addition to skill development resources, HP also offers formal education assistance through our Degree Assistance Program which provides employees with the opportunity to participate in higher academic education.

Hybrid work strategy

At HP, hybrid work balances workplace flexibility with time working together to collaborate and connect in person at our sites. Our goal is to provide the ability to work seamlessly across a diverse ecosystem of workplaces, enabled by enhanced tools and technology designed to optimize productivity and collaboration.

Inclusion and Belonging

We strive to create an inclusive workplace where everyone can bring their unique perspectives to work and reach their full potential. This commitment is at the heart of our innovation model, where people with diverse knowledge, experiences, and backgrounds collaborate to create breakthrough technologies and deliver valued solutions to our customers.

We also strive to ensure equal opportunities and access for all employees. We continue to work on removing barriers through external hiring and outreach and by providing internal programs and development opportunities and training for managers on inclusive leadership.

Pay equity

People should be paid equitably for what they do and how they do it, regardless of their gender, race, or other protected characteristics. We benchmark and set pay ranges based on relevant market data and consider factors such as an employee's role, experience, skills, and performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to make sure our pay is fair and equitable.

Since 2016, we have reviewed employees' compensation with the support of independent third-party experts to ensure consistent pay practices. In fiscal year 2024, we continued to expand our annual pay equity assessment to include additional countries, representing a majority of our global workforce. The independent analysis did not reveal any systemic issues, and we addressed areas of potential concern as part of our off-cycle compensation process.

Health, safety and wellness

The holistic wellbeing of our employees is vital to HP's success. Our environmental, health, and safety leadership team uses our global injury and illness reporting system to assess worldwide and regional trends as a part of quarterly reviews. We focus on reducing and effectively managing risks at HP-owned and partner-owned manufacturing facilities, and injury rates continue to be low.

We sponsor a global wellness program designed to enhance wellbeing for all HP employees. Throughout the year, we encourage healthy behaviors across our five pillars of wellness—physical, financial, emotional, life balance, and social/community—through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. In addition to our regular annual wellbeing programs, we provide specialized programs and campaigns in line with employee needs at the time. Our campaign this year, "Elevate your Everyday," encouraged employees to challenge themselves to embrace new experiences and opportunities for personal development, all with the help of HP-provided mindfulness apps, targeted mental health support, individual assessments and expanded financial wellbeing programs.

Compensation risk assessment

Semler Brossy Consulting Group ("Semler Brossy"), independent compensation consultant to the HRC Committee, conducted an annual risk assessment of our fiscal 2024 executive compensation program as well as incentive and commission arrangements below the executive level. In addition, management separately reviewed the administration and controls for incentive plans below the executive level.

Based on these reviews, the HRC Committee concluded that our compensation program does not create risks that are reasonably likely to have a material adverse effect on HP, and that our program reflects a balance in design, policies, management controls, and HRC Committee oversight that is consistent with market "best-practice" for mitigating potential compensation-related risk.

Code of conduct

We maintain a code of business conduct and ethics for Directors, officers and employees known as Integrity at HP, which is available on our website at https://investor.hp.com/governance/integrity-at-hp/default.aspx. If the Board grants any waivers from Integrity at HP to any of our Directors or executive officers, or if we amend Integrity at HP, we will, if required, disclose these matters via updates to our website on a timely basis. In August and September 2024, the Board received its annual ethics training.

Stockholder engagement

We believe that effective corporate governance should include regular, constructive conversations with our stockholders. Over the past year, the Board engaged with stockholders, including seeking and encouraging feedback from stockholders about our corporate governance practices by conducting stockholder outreach and engagement throughout the year.

Engagement

Our annual Director Stockholder outreach program	Other ways we engage
In fiscal 2024, prior to the filing of the proxy statement, we conducted our annual outreach regarding our governance profile.	• Quarterly earnings calls • Industry presentations and conference • Company-hosted events and presentations • Securities analyst meeting

Who participated

- Chair of the Board
- Chair of the HRC Committee
- Chair of the NGSR Committee
- Other members of the Board
- Senior Management
- Investor Relations
- Subject Matter Experts

How we engage

- One-on-one meetings
- Written and electronic communications

Who we engaged	Topics discussed

Fiscal 2025 - Governance Profile Outreach

~35%

of our outstanding stock

Fiscal 2024 - Annual Outreach

~40%

of our outstanding stock.



Strategy and business performance

Our strategic focus on strengthening the core, accelerating our growth businesses, driving digital transformation, and driving long-term value creation



Governance practice

Board composition, oversight and governance practices



Executive compensation

Structure of executive compensation programs and focus on inclusion, talent development and culture



ESG & sustainable impact

Sustainable Impact strategy, human capital management, pay equity and inclusion

Other ways HP communicates with stockholders

November 2023
- Q4 2023 HP Inc. Earnings Conference Call
- UBS Global Technology Conference

March 2024
- Morgan Stanley TMT Conference

May 2024
- Q2 2024 HP Inc. Earnings Conference Call
- Bernstein Strategic Decisions Conference

August 2024
- Q3 2024 HP Inc. Earnings Conference Call

February 2024
- Q1 2024 HP Inc. Earnings Conference Call

April 2024
- 2024 Annual Meeting of Stockholders

June 2024
- Bank of America Global Technology Conference

September 2024
- Goldman Sachs Technology Conference

Communications with the board

Stockholders and other interested parties can contact the Board by email at bod@hp.com or by mail at the HP Board of Directors, 1501 Page Mill Road, Palo Alto, California 94304.

All Directors have access to this correspondence. In accordance with instructions from the Board, the Secretary to the Board reviews all correspondence, organizes the communications for review by the Board and posts communications to the full Board or to individual Directors, as appropriate. Our independent Directors have requested that certain items that are unrelated to the Board's duties, such as spam, junk mail, mass mailings, solicitations, resumes and job inquiries, not be posted. Communications that are intended specifically for the Chair of the Board, other independent Directors, or the non-employee Directors should be sent to the e-mail address or street address noted above, to the attention of the Chair of the Board.

Related-person transactions policies and procedures

Related-person transactions policy

We have adopted a written policy for approval of transactions between us and our non-employee Directors, Director nominees, executive officers, beneficial owners of more than 5% of HP's stock, and their respective immediate family members where (i) the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year and (ii) such related person has, or will have, a direct or indirect material interest in such transaction.

The policy provides that the NGSR Committee reviews transactions subject to the policy and decides whether to approve those transactions, subject to the standing pre-approvals discussed below. In doing so, the NGSR Committee determines whether the transaction is not inconsistent with the interests of HP and its stockholders. In making that determination, the NGSR Committee considers, among other factors it deems appropriate:

- the extent of the related-person's interest in the transaction;
- whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances;
- the benefits to HP;
- the impact or potential impact on a Director's independence in the event the related-person is a Director, an immediate family member of a Director or an entity in which a Director is a partner, 10% stockholder or executive officer;
- the availability of other sources for comparable products or services; and
- the terms of the transaction.

The NGSR Committee has delegated authority to the Chair of the NGSR Committee to pre-approve transactions where the aggregate amount involved is expected to be less than $1 million.

A summary of any new transactions pre-approved by the Chair is provided to the full NGSR Committee for its review at each of the NGSR Committee's regularly scheduled meetings.

The NGSR Committee has adopted standing pre-approvals under the policy for limited transactions with related-persons. Pre-approved transactions include:

- compensation of executive officers that is excluded from reporting under SEC rules where the HRC Committee approved (or recommended that the Board approve) such compensation;
- non-employee Director compensation;
- transactions with another company with a value that does not exceed the greater of $1 million or 2% of the other company's annual revenues, where the related-person has an interest only as an employee (other than executive officer), Director or beneficial holder of less than 10% of the other company's shares;
- contributions to a charity in an amount that does not exceed the greater of $1 million or 2% of the charity's annual receipts, where the related person has an interest only as an employee (other than executive officer) or non-employee Director;
- transactions where all stockholders receive proportional benefits; and
- transactions with another publicly traded company where the related person's interest arises solely from beneficial ownership of more than 5% of HP's common stock and ownership of a non-controlling interest in the other publicly traded company.

A summary of new transactions covered by the standing pre-approvals relating to other companies (as described above) is provided to the NGSR Committee for its review in connection with that committee's regularly scheduled meetings.

Fiscal 2024 related-person transactions

We enter into commercial transactions in the ordinary course of our business with organizations for which our executive officers or non-employee Directors, or one of their respective immediate family members, serve as non-employee Directors and/or employees, as well as with entities affiliated with beneficial owners of more than 5% of HP's stock. Except as disclosed below, we do not believe that any of our executive officers, Directors, or 5% beneficial owners (or any of their respective immediate family members) had a direct or indirect material interest in such commercial transactions. During the second quarter of fiscal 2025, HP entered into an arms'-length transaction with Greenwave Holdings Inc. ("Greenwave"), an entity in which our director, Richard L. Clemmer, holds a 25% equity interest, to adopt certain Greenwave technology for use in HP products and services over a five-year period (subject to extension). The amount involved in the transaction is expected to be approximately $2.6 million in fiscal year 2025, inclusive of a $2.0 million upfront exclusivity fee.

How we are compensated

Director compensation and stock ownership guidelines

Non-employee Director compensation is determined annually by the independent members of the Board acting on the recommendation of the HRC Committee. In formulating its recommendation, the HRC Committee considers market data for our peer group and input from the independent compensation consultant retained by the HRC Committee. Our non-employee Director compensation program was reviewed in fiscal 2024 and the HRC Committee determined that it was competitive with similar programs maintained by our peers and decided no changes were necessary. Mr. Lores, as an employee of the Company, does not receive any separate compensation for his Board service.

Each non-employee Director receives an annual cash retainer for services during the period that begins on or around the date of the annual meeting, when non-employee Directors stand for election, and ends on or around the day prior to the next annual meeting (each such period, a "Board Year"). For the 2024 Board Year, which began March 1, 2024, each non-employee Director was initially entitled to receive an annual cash retainer of $105,000.

Each non-employee Director also received an annual equity retainer of $220,000 for service during the 2024 Board Year, with grants made on the date of the annual meeting. Equity grants to non-employee Directors are intended to strengthen alignment with stockholder interests and to reinforce a long-term ownership view of the Company and its value. Retention is not the focus of equity grants for non-employee Directors, which is why such equity grants are not subject to service-related vesting.

The Chair receives an additional $200,000 annual cash retainer in recognition of the greater duties and commitment that the position requires.

In addition to the regular annual cash and equity retainers, and the Chair retainer described above, the non-employee Directors who served as chairs of standing committees during fiscal 2024 received additional cash retainers for such service.

* Each non-employee Director also receives $2,000 for each Board meeting attended in excess of a total of ten meetings per Board Year, and $2,000 for each committee meeting attended in excess of a total of ten meetings of each committee per Board Year.

Annual Director compensation



- $105,000 Annual Cash Retainer
- $220,000 Annual Equity Retainer

Additional cash compensation*

Chair of the Board	$ 200,000
Committee Chair Fees	
Audit Committee	$ 35,000
HRC	$ 25,000
NGSR	$ 20,000
Other Board standing Committees	$ 20,000

Non-employee Directors may elect to defer receipt of up to 100% of their annual cash retainer and 100% of their excess meeting fees and/or chair fees, as applicable. For fiscal 2024, three non-employee Directors elected to defer receipt of a portion of their annual cash retainer and/or chair fees (no excess meeting fees were paid in fiscal 2024). In addition, in lieu of the annual cash retainer, non-employee Directors may elect to receive an equivalent value of equity in fully vested restricted stock units ("RSUs"). For fiscal 2024, five non-employee Directors elected to receive equity in lieu of cash for all or a portion of their annual cash retainers. Non-employee Directors may elect to defer the settlement of the RSUs received as part of the program until either (a) the first to occur of the non-employee Director's death, "disability" (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")) or such time when the non-employee Director no longer serves as a member of the Board (a "separation from service" as defined in Section 409A of the Code) or (b) April 1 of a given year.

Non-employee Directors are reimbursed for their business expenses in connection with attending Board meetings, and they may use the Company aircraft for travel to and from Board meetings and other Company events.

Fiscal 2024 non-employee Director compensation

Name[1]	Fees earned or paid in cash[2] ($)	Stock awards[3] ($)	All other compensation[4] ($)	Total compensation ($)
Aida Alvarez	105,000	220,021	–	325,021
Shumeet Banerji	15,247	–	11,584	26,831
Robert R. Bennett	105,000	220,021	–	325,021
Chip Bergh	200,000	325,032	–	525,032
Bruce Broussard	12,489	325,032	–	337,521
Stacy Brown-Philpot	105,000	220,021	–	325,021
Stephanie A. Burns	117,511	220,021	–	337,532
Mary Anne Citrino	32,188	325,032	–	357,220
Richard L. Clemmer	20,000	325,032	–	345,032
Fama Francisco[5]	38,932	154,930	–	193,862
David Meline[5]	107,865	292,762	–	400,627
Judith "Jami" Miscik	105,000	220,021	–	325,021
Kim K.W. Rucker	125,000	220,021	–	345,021
Subra Suresh	50,247	–	–	50,247
Enrique Lores[6]	–	–	–	–

[1] Mr. Pettiti and Ms. Yoon were appointed to our Board in Fiscal 2025. Accordingly, they did not receive any compensation during fiscal 2024.

[2] The determination of Director compensation is based on the Board Year, which does not coincide with our November through October fiscal year. Cash amounts included in the table above represent the portion of the regular annual cash retainers, chair retainer and committee chair retainers earned with respect to service during fiscal 2024. No additional meeting fees were paid during fiscal 2024. This also includes cash earned in fiscal 2024 that a Director elected to defer under the 2005 Executive Deferred Compensation Plan, which governs a Director's deferral of his or her applicable annual cash retainer, chair retainer, committee chair retainer and/or additional meeting fees. See "Additional information about fees earned or paid in cash in fiscal 2024" below. Any amounts elected to be received as RSUs in lieu of cash are reflected in the Stock Awards column. Mr. Bergh, Mr. Broussard, Ms. Citrino, and Mr. Clemmer elected to receive RSUs in lieu of cash for all or a portion of their annual cash retainers earned in fiscal 2024. Mr. Banerji's cash amount reflects the pro-rated portion of his annual retainer paid in respect of the period from March 1, 2024 through his retirement from the Board on April, 22 2024.

[3] Represents the grant date fair value of stock awards granted in fiscal 2024 calculated in accordance with applicable accounting standards relating to share-based payment awards, excluding the effect of estimated forfeitures. For Director stock awards, the number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of shares awarded. For information on the assumptions used to calculate the value of HP's stock-based compensation, refer to Note 5 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2024, as filed with the SEC on December 13, 2024. See "Additional information about non-employee Director equity awards" below.

[4] Represents amounts paid either directly to a Director or on their behalf. For Mr. Banerji, the amount includes $7,275 in retirement gifts, $2,650 in other personal expenses incurred in connection with the April 2024 Board meeting and $1,659 for personal expenses incurred during a Board trip to India.

[5] Ms. Francisco and Mr. Meline joined the Board effective as of June 17, 2024 and November 1, 2023, respectively. For Ms. Francisco's and Mr. Meline's partial first Board Year of service (which, for Mr. Meline, was the 2023 Board Year that ended in fiscal 2024), they each received an annual cash retainer that was prorated and paid in the form of cash and an annual equity retainer that was prorated and paid in the form of fully vested shares.

[6] Mr. Lores has been serving as President and CEO of HP since November 1, 2019. He does not receive compensation for his Board service.

Additional information about fees earned or paid in cash in fiscal 2024

Name	Annual cash retainers[a] ($)	Committee chair and chair fees[b] ($)	Additional meeting fees ($)	Total ($)
Aida Alvarez	105,000	–	–	105,000
Shumeet Banerji	15,247	–	–	15,247
Robert R. Bennett	105,000	–	–	105,000
Chip Bergh	–	200,000	–	200,000
Bruce Broussard	–	12,489	–	12,489
Stacy Brown-Philpot	105,000	–	–	105,000
Stephanie A. Burns	105,000	12,511	–	117,511
Mary Anne Citrino	–	32,188	–	32,188
Richard L. Clemmer	–	20,000	–	20,000
Fama Francisco[c]	38,932	–	–	38,932
David Meline[c]	105,000	2,865	–	107,865
Judith "Jami" Miscik	105,000	–	–	105,000
Kim K.W. Rucker	105,000	20,000	–	125,000
Subra Suresh	50,247	–	–	50,247

[a] The Board Year does not coincide with HP's November through October fiscal year. The dollar amounts shown include annual cash retainers earned for service during fiscal 2024 (i.e., the last four months of the 2023 Board Year and the first eight months of the 2024 Board Year). This also includes cash earned during fiscal 2024, receipt of which was deferred by Director election under the 2005 Executive Deferred Compensation Plan. Directors may not receive their deferred annual cash retainer earlier than January 2027. In the case of a termination of service, Directors will receive the deferred retainer (or in the case of installment payments, the first installment of the deferred retainer) during the earlier of the January following termination of service or the specified distribution year either in the form of a lump sum payment or installment payments as elected in advance by the Director.

[b] Committee chair fees are calculated based on service during each Board Year. The dollar amounts shown include such fees earned for service during fiscal 2024, rather than the 2024 Board Year. This also includes cash earned during fiscal 2024, receipt of which was deferred by Director election under the 2005 Executive Deferred Compensation Plan. Directors may not receive their deferred fees earlier than January 2027. In the case of a termination of service, Directors will receive the deferred fees (or in the case of installment payments, the first installment of the deferred fees) during the earlier of the January following termination of service or the specified distribution year either in the form of a lump sum payment or installment payments as elected in advance by the Director. Committee chair fees were prorated to reflect committee chair changes that occurred in May 2024 and October 2024.

[c] Ms. Francisco's and Mr. Meline's respective annual cash retainers were prorated for their partial first Board Year of service.

Additional information about non-employee Director equity awards

The following table provides additional information about equity awards made to non-employee Directors during fiscal 2024, the grant date fair value of each of those awards and the number of stock awards and option awards outstanding as of the end of fiscal 2024:

Name	Stock awards granted during fiscal 2024 (#)	Grant date fair value of stock awards granted during fiscal 2024[a] ($)	Stock awards outstanding at fiscal year end[b] (#)	Option awards outstanding at fiscal year end (#)
Aida Alvarez	7,943	220,021	29,821	—
Shumeet Banerji	—	—	—	—
Robert R. Bennett	7,943	220,021	58,854	—
Chip Bergh	11,734	325,032	78,582	146,148
Bruce Broussard	11,734	325,032	—	—
Stacy Brown-Philpot	7,943	220,021	105,770	—
Stephanie A. Burns	7,943	220,021	70,584	—
Mary Anne Citrino	11,734	325,032	95,322	159,671
Richard L. Clemmer	11,734	325,032	60,269	—
Fama Francisco[c]	4,312	154,930	—	—
David Meline[c]	10,690	292,762	—	—
Judith "Jami" Miscik	7,943	220,021	—	—
Kim K.W. Rucker	7,943	220,021	24,357	—
Subra Suresh	—	—	21,980	—

[a] Represents the grant date fair value of stock awards granted in fiscal 2024 calculated in accordance with applicable accounting standards relating to share-based payment awards, excluding the effect of estimated forfeitures. For Director stock awards, the number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of shares awarded. For information on the assumptions used to calculate the value of HP's stock-based compensation, refer to Note 5 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2024, as filed with the SEC on December 13, 2024.

[b] Includes the grant date fair value of dividend equivalent units accrued with respect to stock awards granted in fiscal 2024 and RSUs granted in previous years that have been deferred at the election of the Director.

[c] Ms. Francisco's annual equity retainer was prorated and paid in the form of fully vested shares for her partial first Board Year of service. Mr. Meline's annual equity retainer includes prorated equity paid in the form of fully vested shares from his partial first Board Year of service, which was the 2023 Board Year, but was paid in fiscal 2024.

Non-employee Director stock ownership guidelines

Under our stock ownership guidelines, non-employee Directors are required to accumulate, within five years of election to the Board, shares of HP's stock equal in value to at least five times the amount of the regular annual cash retainer. Shares counted toward these guidelines include any shares held by the Director directly or indirectly, including deferred stock awards.

At the end of fiscal 2024, all non-employee Directors with more than five years of service had met our stock ownership guidelines and all non-employee Directors with less than five years of service had either met or are on track to meet our stock ownership guidelines within the required time based on current trading prices of HP's stock.

Audit matters

Board proposal no. 2

Ratification of Independent Registered Public Accounting Firm

 Our Board recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for the 2025 fiscal year.

The Audit Committee has appointed and is requesting ratification by the stockholders of the committee's appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm to audit our consolidated financial statements for the fiscal year ending October 31, 2025. During fiscal 2024, Ernst & Young LLP served as our Independent Registered Public Accounting Firm and provided certain other audit-related and tax services. See "Report of the Audit Committee of the Board of Directors" and "Principal Accountant Fees and Services" below. Representatives of Ernst & Young LLP are expected to participate in the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Vote required

Ratification of the appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for the 2025 fiscal year requires the affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting. If the appointment is not ratified, the Board will consider whether it should select another Independent Registered Public Accounting Firm. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as HP's Independent Registered Public Accounting Firm is in the best interests of HP and its investors.

Report of the Audit Committee of the Board of Directors

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of HP's financial statements, HP's compliance with legal and regulatory requirements, the Independent Registered Public Accounting Firm's qualifications and independence, the performance of HP's internal audit function and Independent Registered Public Accounting Firm, and risk assessment and risk management. The Audit Committee manages HP's relationship with its Independent Registered Public Accounting Firm (which reports directly to the Audit Committee) and is responsible for the audit fee negotiations associated with HP's retention of the Independent Registered Public Accounting Firm. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receives appropriate funding, as determined by the Audit Committee, from HP for such advice and assistance.

HP's management is primarily responsible for HP's internal control and financial reporting process. HP's Independent Registered Public Accounting Firm, Ernst & Young LLP, is responsible for performing an independent audit of HP's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of HP's internal control over financial reporting. The Audit Committee monitors HP's financial reporting process and reports to the Board on its findings.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with HP's management.

2. The Audit Committee has discussed with the Independent Registered Public Accounting Firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

3. The Audit Committee has received from the Independent Registered Public Accounting Firm the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the Independent Registered Public Accounting Firm's communications with the Audit Committee concerning independence and has discussed with the Independent Registered Public Accounting Firm its independence.

4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2024, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

AUDIT COMMITTEE

David Meline, Chair
Robert R. Bennett
Stacy Brown-Philpot
Mary Anne Citrino
Richard L. Clemmer
Jami Miscik
Kim K. W. Rucker

Principal accountant fees and services

Fees incurred by HP for Ernst & Young LLP

The following table shows the fees paid or accrued by HP for audit and other services provided by Ernst & Young LLP for fiscal 2024 and 2023. All fees paid to Ernst & Young LLP were pre-approved in accordance with the pre-approval policy, as discussed below.

	2024	2023
	In millions	
Audit Fees[1]	**$22.1**	$ 19.5
Audit-Related Fees[2]	**$ 4.0**	$ 6.9
Tax Fees[3]	**$ 1.5**	$ 2.9
All Other Fees[4]	**$ 0.2**	$ 0.9
Total	**$27.8**	$30.2

[1] Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

[2] Audit-related fees for fiscal 2024 and fiscal 2023 consisted primarily of accounting consultations and employee benefit plan audits.

[3] For fiscal 2024 and fiscal 2023, tax fees consisted primarily of tax advice, tax planning and tax compliance fees.

[4] For fiscal 2024 and fiscal 2023, all other fees consisted primarily of ESG assurance services.

Pre-approval of audit and non-audit services policy

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our Independent Registered Public Accounting Firm and associated fees up to a maximum for any one service of $250,000, provided that the chair shall report any decisions to pre-approve services and fees to the full Audit Committee at its next regular meeting.

Executive compensation

Board proposal no. 3

Advisory vote to approve named executive officer compensation

 Our Board recommends a vote **FOR** the approval of the compensation of our NEOs, as described in the following Compensation discussion and analysis, compensation tables and narrative discussion accompanying such compensation tables, and the other related disclosures in this proxy statement.

In accordance with SEC rules, your Board recommends that stockholders approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. A detailed description of our compensation program is available in the "Compensation discussion and analysis."

Your Board and the HRC Committee believe that the HRC Committee has established a compensation program that is tied to performance, aligns with stockholder interests and merits stockholder support. Accordingly, we are asking for stockholder approval of the compensation of our NEOs as disclosed in this proxy statement in the Compensation discussion and analysis, compensation tables and narrative discussion following the compensation tables, and the other related disclosures in this proxy statement.

Although this vote is non-binding, our Board and the HRC Committee value the views of our stockholders and will thoroughly review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation and expect to conduct the next advisory vote at our next annual meeting in 2026.

Vote required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for advisory approval of this proposal.

Compensation discussion and analysis

Introduction

This Compensation discussion and analysis describes our executive compensation philosophy and program, the compensation decisions the HRC Committee has made under the program, and the considerations in making those decisions in fiscal 2024.

Named executive officers (NEOs)

Our NEOs for fiscal 2024 are[1]:

    

Enrique J. Lores	**Karen Parkhill**	**Tuan Tran**	**Alex Cho**	**David McQuarrie**
President and CEO	Chief Financial Officer	President, Imaging Printing & Solutions[2]	President, Personal Systems	Chief Commercial Officer

[1]   Our fiscal 2024 NEOs also include Marie Myers, who voluntarily resigned as Chief Financial Officer, effective December 31, 2023, and left the Company on January 12, 2024, and Timothy ("Tim") Brown who, following Ms. Myers' resignation, served as Interim Chief Financial Officer from January 1, 2024 to August 4, 2024.

[2]   Effective November 1, 2024, Mr. Tran was appointed to the role of President of Technology and Innovation and stepped down as President of Imaging, Printing & Solutions.

Fiscal 2024 compensation highlights

For fiscal 2024, the HRC Committee revised our executive compensation programs to increase our performance focus while simplifying our design and aligning more closely to the market, making the following changes to our long-term incentive program, including:

- Increasing the weighting of Performance-Adjusted Restricted Stock Units ("PARSUs") to 70% of the total long-term incentive award value for the CEO and 60% for the other NEOs;

- Adjusting our PARSU design to (i) include a new revenue target metric for key growth areas ("KGAs") that will be weighted at 20% of the overall PARSU award with the remaining 80% continuing to be based on earnings per share ("EPS") targets, subject to the relative shareholder return ("TSR") modifier and (ii) reduce the number of PARSUs earned upon achievement of threshold performance from 50% to 25% of the PARSUs subject to an award; and

- Discontinuing Performance Contingent Stock Options ("PCSOs") as a component of the long-term incentive program.

We believe these changes to our long-term incentive program are aligned with our stockholders' interests and improve our ability to drive and reward performance, including achievement of our growth strategy and driving value for our stockholders over time. Additionally, the increased focus on PARSUs and elimination of a stock option component simplifies the long-term incentive program and better aligns our practices with those of other large technology peers with whom we compete for talent.

We continue to provide competitive target compensation opportunities, with the amounts and mix of pay consistent with peers.

Target Total Direct Compensation ("TDC") was set within a competitive range of the market with variations based on each executive's experience, individual performance and skills, advancement potential and consideration of internal equity. TDC consists of base salary, target annual incentives expressed as a percentage of base salary, and the grant-date value of long-term incentives.

Our short-term incentive plan continued to align with core financial metrics and MBOs, which are critical value drivers of commitments made to stockholders to maximize the value of their investments.

For fiscal 2024, NEOs earned annual incentives averaging 83.5% of target. Individual bonuses varied from 77.5% to 87.5% of target with HP's President & CEO's bonus equal to 85.0% of target. The Company achieved target and close to target results with respect to GAAP net revenue and non-GAAP free cash flow, respectively. The Company achieved below target results with respect to adjusted non-GAAP operating profit. The HRC Committee exercised its discretion to reduce the financial performance factor in order to create parity with the bonus plan for the broader group of employees within the Company. Twenty-five percent of target annual incentives are contingent upon the achievement of individualized qualitative objectives that we believe will contribute to HP's long-term success including Culture and Leadership Impact, People, and Sustainable Impact. NEOs successfully delivered progress against their MBOs as detailed on pages 60-61.

Our long-term incentive program continued to align actual pay with performance by putting a significant portion of variable compensation at risk to support our growth-oriented strategy.

For fiscal 2024, the performance-based equity portion of long-term incentive grant value remained weighted at 70% for HP's President & CEO and remained weighted at 60% for the rest of the NEOs.

The remaining 30% or 40%, as applicable, of long-term incentive grant value was delivered in the form of RSUs primarily intended to increase stock ownership among our NEOs, while also supporting retention and incentivizing NEOs to maximize value for our stockholders. The value of RSUs is tied to stock price and reinvested dividend equivalents.

In fiscal 2024, NEOs received payouts for fiscal 2022 PARSUs (measurement period ending in fiscal 2024) of 52%. The average PARSU EPS payout was below target at 52%, while the fiscal 2022-2024 TSR modifier approximated the 69th percentile of the S&P 500, resulting in no additional payout. The third tranche of fiscal 2021 PCSOs and the first tranche of fiscal 2023 PCSOs vested in fiscal 2024 upon meeting both their respective stock price hurdles and service conditions. The first tranche of fiscal 2022 PSCOs was forfeited in fiscal 2024 for not having met the stock price hurdle within the performance period.

We continued our strong compensation governance practices.

We periodically review our executive compensation program for peer group alignment and strategic relevance as part of a long-standing compensation governance process that includes stockholder engagement. At the annual meeting in 2024, our say-on-pay proposal was approved by over 91% of the voted shares, indicating significant stockholder support and reinforcing our decision to make only limited changes to the program.

Components of compensation

Our executive compensation program consists primarily of performance-based components. The table below identifies each major pay component, its role and applicable factors for determining the amount. Percentages are the averages of pay components at target for the NEOs[1], including the CEO.

Pay component	Role	Determination factors
Base salary  10%	• Provides a fixed portion of annual cash income	• Value of role in the competitive marketplace • Value of role to the Company • Skills, experience and individual performance compared to the market as well as others in the Company
Annual incentive  13% Payments to executives for annual incentive purposes, made under the HP Inc. 2004 Stock Incentive Plan, as amended and restated (the "2004 Stock Incentive Plan")	• Provides a variable and performance-based portion of annual cash income • Focuses executives on annual objectives that support our long-term strategy and the creation of value	• Target awards are based on the competitive marketplace, position level, and the executive's skills and performance • **75%** of actual awards are based on performance against annual corporate business unit financial metrics and individual goals as set and approved by the HRC Committee. Financial metrics are: — GAAP net revenue — Adjusted non-GAAP operating profit — Non-GAAP free cash flow • **25%** of actual awards are based on performance against individualized MBOs relating to Culture and Leadership Impact, People, and Sustainable Impact
Long-term incentive • PARSUs • RSUs  77%	• Supports long-term sustained performance and growth-oriented strategy • Performance goals align interests of executives and stockholders, reflecting the time-horizon and risk to investors • Focuses executives on critical long-term performance goals • Encourages equity ownership, further aligning interests of executives and stockholders • Retains key employees	• Target awards are based on the competitive marketplace, position level, and the executive's skills and performance • Actual earned values are based on performance against a corporate KGA revenue goal and EPS goals, relative TSR performance and stock price performance
All others • Benefits • Limited perquisites • Severance protection	• Supports the health and security of our executives and their ability to save on a tax-deferred basis • Enhances executive productivity	• Competitive market practices for similar roles • Level of executive • Standards of best-in-class compensation governance

2024 NEO TDC (based on target) at a glance



CEO

94% At-Risk

- 6% Base salary
- 13% Annual incentive
- 81% Long-term incentive

Other NEOs[1]

89% At-Risk

- 11% Base salary
- 14% Annual incentive
- 75% Long-term incentive

[1] Breakdown does not include compensation paid or payable in respect of fiscal 2024 to Karen Parkhill, who was hired on August 5, 2024, Marie Myers, who left HP on January 12, 2024, and Tim Brown, who served as interim CFO from January 1, 2024 to August 4, 2024.

Alignment with stockholders and compensation best practices

✔ Pay-for-performance

- ✔ The majority of target total direct compensation for executives is performance-based as well as equity-based to align the executives' rewards with sustained stockholder value creation.

- ✔ Total direct compensation is set within a competitive range of our peer group to ensure that it is appropriate and is aligned with the position level, experience and the executive's skills and performance.

- ✔ Actual realized total direct compensation and pay positioning are designed to fluctuate based on both annual and long-term performance, reflecting company-wide and individual results.

- ✔ Incentive awards are heavily dependent upon our stock performance and are measured against objective financial metrics that we believe link either directly or indirectly to the creation of value for our stockholders. In addition, 25% of our target annual incentives are contingent upon the achievement of individualized qualitative objectives that we believe will contribute to our long-term success, including Culture and Leadership Impact, People, and Sustainable Impact.

- ✔ We balance cash flow, revenue and profit objectives, as well as short- and long-term objectives to reward for overall performance that does not over-emphasize a singular focus on a particular metric or time period. Also, we have payout governors on key financial metric outcomes designed to avoid significantly overachieving based on one metric without taking into consideration our performance with respect to other program metrics (as explained in more detail starting on page 59).

- ✔ A significant portion of our long-term incentives are delivered through PARSUs with 3-year cliff vesting based on performance against goals: (i) 80% based on achievement of annual EPS goals which roll into a 3-year average, adjusted by 3-year TSR versus the S&P 500, and (ii) 20% based on achievement of a revenue goal for KGAs.

- ✔ Since fiscal 2023, payouts under annual incentive awards and under PARSUs are capped at 200% of bonus target and 3x target shares, respectively.

- ✔ We validate the pay-for-performance relationship on an annual basis and our HRC Committee reviews and approves performance goals under our incentive plans.

- ✔ The compensation practices of objectively identified peer companies based on industry and size criteria are considered to ensure that pay levels and program design for the NEOs are appropriate and competitive.

✔ Compensation governance

- ✔ We conduct an ongoing, proactive stockholder outreach program throughout the year and use their input to inform our program decisions and pay practices.

- ✔ We disclose our corporate performance goals and achievements relative to these goals.

- ✔ We do not use fixed-term executive employment contracts for senior executives.

- ✔ We devote significant time to management succession planning and leadership development efforts.

- ✔ We maintain a consistent market-aligned severance policy for executives and a conservative change in control policy which requires a double trigger for any compensation or benefits.

- ✔ The HRC Committee engages an independent compensation consultant.

- ✔ We have clawback policies that enable the Board to recoup compensation in the event of a financial restatement or misconduct, which mitigates compensation-related risk and complies with applicable SEC rules and NYSE listing standards. Details are provided in the "Policies for recoupment of compensation" section on page 69.

- ✔ We maintain strong stock ownership guidelines for executive officers and non-employee Directors.

- ✔ We prohibit all employees, including our executive officers, and all non-employee Directors, from engaging in any form of hedging transaction involving HP securities, holding HP securities in margin accounts and pledging stock as collateral for loans in a manner that could create compensation-related risk for the Company.

- ✔ We do not provide excessive perquisites to our executive officers.

- ✔ We do not allow our executives to participate in the determination of their own compensation.

- ✔ We do not provide 280G tax gross ups in the event of a change in control.

- ✔ We do not reprice underwater stock options without prior stockholder approval.

Executive compensation program oversight and authority

Role of the HRC Committee and its advisor

The HRC Committee makes recommendations regarding the CEO's compensation to the independent members of the Board for approval, and reviews and approves the compensation of the remaining Section 16 officers, including our NEOs. Each HRC Committee member is an independent non-employee Director with significant expertise in executive compensation matters. The HRC Committee continued to retain Semler Brossy as its independent consultant during fiscal 2024 and worked with them and management on all aspects of our compensation program for senior executives.

Semler Brossy provides analyses and recommendations that inform the HRC Committee's decisions; identifies peer group companies for competitive market comparisons; evaluates market pay data and competitive-position benchmarking; provides analyses and inputs on program structure, performance measures, and goals; provides updates on market trends and the regulatory environment as it relates to executive compensation; advises the HRC Committee on best practices in governance and oversight of human capital management; conducts an independent compensation risk assessment; reviews various management proposals presented to the HRC Committee related to executive and Director compensation; and works with the HRC Committee to validate and strengthen the pay-for-performance relationship and alignment with stockholder interests. Semler Brossy does not perform other services for HP and will not do so without the prior consent of the HRC Committee chair. Semler Brossy meets with the HRC Committee chair and the HRC Committee outside the presence of management while in executive session.

The HRC Committee met eight times in fiscal 2024, and all of these meetings included an executive session. Semler Brossy participated in all of the meetings and, when requested by the HRC Committee chair, in the preparatory meetings and executive sessions.

Role of management and the CEO in setting executive compensation

The CEO recommends compensation for non-CEO Section 16 officers for approval by the HRC Committee. The HRC Committee considered market competitiveness, business results, experience, and individual performance and skills when evaluating fiscal 2024 NEO compensation and the overall compensation structure. The Chief People Officer and other members of our executive compensation team, together with members of our finance and legal organizations and the input of the HRC Committee's independent consultant, work with the CEO to design and develop the compensation program, recommend changes to existing program components applicable to NEOs and other senior executives, develop financial and other targets to be achieved under applicable components of the program, prepare analyses of financial data, peer comparisons and other briefing materials to assist the HRC Committee in making its decisions, and implement the decisions of the HRC Committee.

During fiscal 2024, Mr. Lores provided input to the HRC Committee regarding performance metrics and the setting of appropriate performance targets for his direct reports. Mr. Lores also recommended MBOs for the NEOs and the other senior executives who report directly to him. Mr. Lores is subject to the same financial performance goals as the executives who lead global functions and the businesses, and Mr. Lores' MBOs and compensation are established by the HRC Committee and recommended to the independent members of the Board for approval. Mr. Lores is not present at the portion of any Board meeting during which his own compensation is discussed and considered.

Use of comparative compensation data and compensation philosophy

The HRC Committee reviews the compensation of our Section 16 officers in comparison to that of executives in similar positions at our peer group companies. Our peer group includes companies we compete with for executive talent due to our geographical proximity and technology industry overlap. The HRC Committee uses this information to evaluate how our pay levels and practices compare to market practices.

When determining the peer group, the following characteristics were considered with exceptions made based on the HRC Committee's determination with respect to labor-market relevance:

- Direct talent market peers.
- U.S.-based companies in the technology sector (excluding distributors, contract manufacturers and outsourced services/IT consulting) with revenues or market cap between 20% and 500% that of HP.
- Select general industry companies (industrials, consumer products and telecom) generally meeting size and business criteria that are top-brands and have maintained business continuity.
- Review of the peer companies chosen by companies within our proposed peer group and peer business similarity, to evaluate relevance.

We believe the resulting peer group provides HP and the HRC Committee with a valid comparison and benchmark for the Company's executive compensation program and governance practices. For fiscal 2024, no changes were made to HP's peer group. The HP peer group for fiscal 2024, as approved by the HRC Committee, consisted of the following companies (GE has since been removed from the fiscal 2025 peer group due to its recent spin-offs):

Fiscal 2024 group



Company	Revenue (FYE-$Bn)*
PepsiCo, Inc.	$91.5
Dell Technologies Inc.	$88.4
General Electric Company	$68.0
International Business Machines Corporation	$61.9
Intel Corporation	$54.2
Cisco Systems, Inc.	$53.8
HP Inc.	$53.6
Oracle Corporation	$53.0
NIKE, Inc.	$51.4
QUALCOMM Incorporated	$39.0
Honeywell International Inc.	$36.7
Broadcom Inc.	$35.8
3M Company	$32.7
Hewlett Packard Enterprise Company	$30.1
Applied Materials, Inc.	$27.2
Micron Technology, Inc.	$25.1
Texas Instruments Incorporated	$17.5
Western Digital Corporation	$13.0

* Represents fiscal 2024 reported revenue, except fiscal 2023 reported revenue is provided for 3M, General Electric, Honeywell, IBM, Intel, PepsiCo and Texas Instruments.

Process for setting and awarding executive compensation

The factors considered when determining pay opportunities for our NEOs are market competitiveness, experience, individual performance and skills, advancement potential and internal equitability. The weight given to each factor is not formulaic and may differ from year to year or by individual NEO.

The HRC Committee spends significant time determining the appropriate goals for our annual and long-term incentive programs, which make up the majority of NEO compensation. Management makes an initial recommendation of the goals, which is then assessed by the HRC Committee's independent compensation consultant and discussed and approved by the HRC Committee. Major factors considered in setting financial goals for each fiscal year are business results from the most recently completed fiscal year, budgets and strategic plans, macroeconomic factors, announced guidance and analyst expectations, industry performance and trends and strategic initiatives. MBOs address a range of important topics, including focus areas on Culture and Leadership Impact, People, and Sustainable Impact.

Following the close of the fiscal year, the HRC Committee reviews actual financial results and MBO performance against the goals that it had set for the applicable programs for that year, with payouts under the programs determined based on performance against the established goals. The HRC Committee meets in executive session to review the MBO performance of the CEO and to determine a recommendation for his annual incentive award to be approved by the independent members of the Board. See "2024 Annual incentives" below for a further description of our results and corresponding incentive payouts.

Determination of fiscal 2024 executive compensation

As noted above, components of our executive compensation program include base salary, annual incentives, long-term incentives, benefits, perquisites and severance.

The HRC Committee regularly considers ways to improve our executive compensation program by considering stockholder feedback, our current business needs and strategy, and peer group practices.

2024 base salary

Our executives receive a small percentage of their overall compensation in the form of base salary, which is consistent with our philosophy of tying the majority of executive compensation to performance. The NEOs are paid an amount in the form of base salary sufficient to attract qualified executive talent and maintain a stable management team.

The HRC Committee aims to set executive base salaries within a competitive range of the market for comparable positions. In fiscal 2024, salaries generally comprise on average 10% of our NEOs' overall compensation, consistent with our peers. In making its recommendation to the Board regarding the CEO's salary, the HRC Committee reviews analyses and recommendations provided by Semler Brossy.

For fiscal 2024, the HRC Committee approved changes to the base salaries of Mr. Tran, Mr. Cho, Mr. McQuarrie and Mr. Brown, and recommended that the Board approve a change in the base salary of Mr. Lores, in each case, as described in the table below. Mr. Lores', Mr. Tran's, Mr. Cho's, Mr. McQuarrie's and Mr. Brown's salary increases were to reflect better alignment to market, peers and performance.

Changes in base salary

Executive	Fiscal year-end 2023 base salary	Fiscal year-end 2024 base salary	Percentage change
Enrique Lores	$1,300,000	$1,400,000	8%
Karen Parkhill*	N/A	$ 950,000	N/A
Tuan Tran	$ 820,000	$ 861,000	5%
Alex Cho	$ 803,500	$ 827,600	3%
David McQuarrie	$ 650,000	$ 715,000	10%
Tim Brown**	$ 437,068	$ 550,000	26%
Marie Myers***	$ 820,000	$ 820,000	0%

*   Ms. Parkhill joined the Company on August 5, 2024 as Chief Financial Officer.

**   Mr. Brown served as Interim Chief Financial Officer from January 1, 2024 to August 4, 2024.

***   Ms. Myers left the Company on January 12, 2024.

2024 annual incentives

The Fiscal 2024 Annual Incentive Plan for the Executive Leadership Team ("ELT") (including the NEOs other than Mr. Brown) consisted of the following three core financial metrics: GAAP net revenue, adjusted non-GAAP operating profit, and non-GAAP free cash flow. Revenue, operating profit and free cash flow are critical value drivers with respect to the long-term commitment that we have made to stockholders to maximize the value of their investments.

In fiscal 2024, each individual metric may fund up to 200% of target; and the maximum annual incentive for each executive is also capped at 200% of target.

A fourth component, MBOs, was used to further drive individual performance and achievement of key strategic goals. Each financial metric and the MBOs were weighted at 25% of the target award value.

The target annual incentive awards for fiscal 2024 were set at 200% of base salary earned for the CEO and 135% of base salary earned for the role of the CFO, the President Imaging Printing & Solutions, and the President Personal Systems. The target annual incentive award for the Chief Commercial Officer was set at 100% of base salary earned. The target annual incentive award for the interim CFO was retained at 60% of eligible earnings from his Senior Vice President position but discretion was applied in consideration of his time serving in the interim CFO role.

In addition, payment under the annual incentive plan is contingent on an NEO's continued service through the end of the applicable fiscal year and subject to the overall discretion of the HRC Committee.

Fiscal 2024 annual incentive plan

| Key design elements | Corporate goals[1] | | | | % Payout metric[2] (%) |
	GAAP net revenue ($ in billions)	Adjusted non-GAAP operating profit ($ in billions)	Non-GAAP free cash flow ($ in billions)	MBOs	
Weight	25%	25%	25%	25%	
Linkage	Corporate	Corporate	Corporate	Individual	
Corporate Performance Goals					
Maximum	–	–	–	Various	200
Target	53.6	5.1	3.4	Various	100
Threshold	–	–	–	Various	0

[1] Payout governors include that HP adjusted non-GAAP operating profit will need to be achieved at threshold to be eligible for any award related to the GAAP net revenue component. Also, maximum funding for non-GAAP free cash flow is capped at 150% of target if adjusted non-GAAP operating profit achievement was below target and is capped at 100% of target if adjusted non-GAAP operating profit achievement was below threshold. If adjusted non-GAAP operating profit achievement was above target, the maximum funding level is 200% for non-GAAP free cash flow. Maximum and threshold information are not disclosed because such disclosure would result in competitive harm. However, goals are set at levels we believe to be achievable in connection with strong performance.

[2] Interpolated for performance between discrete points. Each individual metric may fund up to 200% of target, and the maximum annual incentive for each executive is capped at 200% of target.

The specific metrics, their linkage to corporate results, and the weighting that was placed on each were chosen because the HRC Committee believed that:

- Performance against these metrics, in combination, enhances value for stockholders, capturing both the top and bottom line, as well as cash and capital efficiency.
- A balanced weighting of metrics limits the likelihood of rewarding executives for excessive risk-taking.
- Different measures avoid paying for the same performance twice.
- MBOs address a range of important topics, including focus areas on Culture and Leadership Impact, People, and Sustainable Impact, which are important to the long-term success of the Company.

The following chart sets forth the definition of and rationale for each of the financial performance metrics that was used for the Fiscal 2024 Annual Incentive Plan:

Financial performance metrics	Definition[1]	Rationale for metric
GAAP Net Revenue	Net revenue as reported in our Annual Report on Form 10-K for fiscal 2024	Reflects top line financial performance, which is a strong indicator of our long-term ability to drive stockholder value
Adjusted Non-GAAP Operating Profit[2]	Non-GAAP operating profit, as defined and reported in our fourth quarter fiscal 2024 earnings press release (of $4.5 billion in fiscal 2024) and summarized in footnote (2) below, further adjusted by excluding bonus	Reflects operational financial performance, which is directly tied to stockholder value on a short-term basis. Provides stronger alignment with our long-term strategic and financial plans
Non-GAAP Free Cash Flow[3]	Net cash provided by operating activities adjusted for net investments in leases from integrated financing and net investments in property, plant and equipment, as reported in our fourth quarter fiscal 2024 earnings press release and summarized in footnote (3) below	Reflects cash management practices, including working capital and capital expenditures, enabling the Company to pursue opportunities that contribute to long-term stockholder value

[1] For purposes of establishing financial performance results under the Fiscal 2024 Annual Incentive Plan, our financial results, whether reported in accordance with GAAP or a non-GAAP measure, may be further adjusted as permitted by guidelines approved by the HRC Committee at the time of establishing the fiscal 2024 financial goals.

[2] As summarized above, adjusted non-GAAP operating profit is a non-GAAP measure that is defined as GAAP operating profit (of $3.8 billion in fiscal 2024) adjusted to exclude (i) costs of $0.7 billion related to restructuring and other charges, acquisition and divestiture charges and amortization of intangible assets and (ii) bonus. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP operating profit.

(3) As summarized above, non-GAAP free cash flow is a non-GAAP measure that is defined as net cash provided by operating activities ($3.7 billion in fiscal 2024) adjusted to exclude the impact of net investments in leases from integrated financing ($165 million in fiscal 2024) and net investments in property, plant and equipment ($592 million in fiscal 2024). This additional non-GAAP information is not intended to be considered in isolation or as a substitute for net cash provided by operating activities.

Following fiscal 2024, the HRC Committee reviewed performance against the financial metrics and certified the results as follows:

Fiscal 2024 annual incentive performance against financial metrics[1]

Metric[1]	Weight[2]	Target ($ in billions)	Result[3] ($ in billions)	Percentage of target annual incentive funded
GAAP Net Revenue	25.0%	$ 53.6	$ 53.6	24.9%
Adjusted Non-GAAP Operating Profit	25.0%	$ 5.1	$ 4.8	17.1%
Non-GAAP Free Cash Flow	25.0%	$ 3.4	$ 3.3	24.3%
Total	75.0%			66.3% (Adjusted to 60%[3])

(1) Payout governors include that adjusted non-GAAP operating profit will need to be achieved at threshold to be eligible for any award related to the GAAP net revenue component. Also, non-GAAP free cash flow is capped at 150% of target if adjusted non-GAAP operating profit achievement is below target and is capped at 100% of target if adjusted non-GAAP operating profit is below threshold.

(2) The financial metrics were equally weighted to account for 75% of the target annual incentive.

(3) The HRC Committee exercised its discretion to reduce the financial performance funding to 60% in order to create parity with the bonus plan for the broader group of employees within the Company.

Fiscal 2024 annual incentive performance against non-financial component (MBOs)

Mr. Lores. The HRC Committee determined that Mr. Lores met or exceeded most Fiscal Year 2024 MBOs. Mr. Lores's leadership enabled the Company to deliver solid results for the year while making consistent progress against long-term growth priorities and developing the operational capabilities needed to support our growth. Key accomplishments included the following:

- Invested in our Growth Businesses for Long-Term growth. In Fiscal 2024, Revenue for the Growth Businesses grew faster than the core business with the Growth Businesses' growth rate accelerating in the second half. Key accomplishments of on our Growth Strategy this year have been:
  - Defined the strategy to position HP as the company that will lead the Future of Work by harnessing the benefits of AI, fulfilling employees' aspirations, and driving the productivity companies demand
  - Introduced key innovations like our next-gen AI PCs portfolio
  - Launched our new Workforce Experience Platform and our All-in 'Printer-as-a-Service' plan
  - Completed the acquisitions of Cybercore and Vyopta to further strengthen the Workforce Solutions portfolio
- Continued to make progress on HP's cost structure including accelerating our Future Ready Cost Plans to deliver 80% of our 2025 Gross Annualized Cost Savings vs. our original plan of 70% by the end of Fiscal 2024
- Advanced our People Priorities including:
  - Strengthened the Executive Leadership Team with the hiring of an experienced Chief Financial Officer and Chief Marketing Officer
  - Deepened our executive bench via hiring and targeted executive development programs
  - Continued to focus on improving employee experience and employee engagement
- Exceeded our Sustainable Impact goals for acceleration of digital equity and the use of postconsumer recycled content plastic
  - Achieved digital equity for more than 14 million people in fiscal 2024
  - Exceeded our goal to use 26% or more postconsumer recycled content plastic by fiscal 2024

Ms. Parkhill. The HRC Committee determined that Ms. Parkhill's MBO performance was achieved at target. Despite having only recently joined HP in August 2024, Ms. Parkhill made an immediate impact and navigated a complex earnings call, while at the same time immersing herself in the business, aligning and engaging with her team, and restarting the transformation office. Ms. Parkhill is an excellent addition to the ELT with the right experience and skillset to propel the team towards building functional capabilities and achieving key goals.

Mr. Tran. The HRC Committee determined that Mr. Tran's MBO performance was achieved above target. Mr. Tran's leadership ensured that despite a challenging environment, the Print business remained disciplined and reliable, with significant progress made in innovation and the Supplies business. Mr. Tran's support for leadership transitions and innovation initiatives, including the effort to receive proposed CHIPs Act funding, has been valuable for HP. Mr. Tran is a seasoned and well-respected leader who plays a key role in leading HP into the future.

Mr. Cho. The HRC Committee determined that Mr. Cho met and exceeded some of his MBOs, but did not achieve certain key strategic goals as the Company navigated a challenging external environment. Mr. Cho made progress on the launch of the AI PC, key AI hires and other AI capabilities, and exceeded sustainability goals. Mr. Cho is well regarded for his dedication to HP, strong external engagement and passion for technology.

Mr. McQuarrie. The HRC Committee determined that Mr. McQuarrie met and in some cases exceeded his MBOs but did not achieve certain business and sustainability goals. Mr. McQuarrie showed strong leadership through collaboration and engagement with various stakeholders, effective building and alignment of his team, and development and sponsorship of key leaders and talent. Mr. McQuarrie is a strong leader with the credibility needed to help drive HP's enterprise goals.

Based on the findings of these performance evaluations, the HRC Committee (and, in the case of the CEO, the independent members of the Board) determined performance against MBO metrics for the NEOs as follows:

Named executive officer	Target MBO (%)	MBO funded (%)
Enrique J. Lores	25.0	25.0
Karen Parkhill	25.0	25.0
Tuan Tran	25.0	27.5
Alex Cho	25.0	17.5
David McQuarrie	25.0	22.5

* Mr. Brown was interim CFO during a portion of fiscal 2024 and funding for his bonus was made with consideration of his time in that role in accordance with the terms of the HP bonus program in which he participates. Ms. Myers departed the Company early in fiscal 2024 and did not receive a fiscal 2024 annual incentive payout.

Fiscal 2024 annual incentive payout

Based on the level of performance described above against both the financial metrics and MBOs for fiscal 2024, the payouts to the NEOs under the annual incentive plan are listed in the chart below. Total payouts were determined by adding the weighted performance against financial metrics to the weighted performance against the non-financial metrics to determine a total payout as a percentage of the target opportunity for each executive:

	Percentage of target annual incentive funded		Total annual incentive payout	
Named executive officer	Financial metrics (%)	Non-financial metrics / MBOs (%)	As % of target annual incentive (%)	Payout ($)
Enrique J. Lores	60.0	25.0	85.0	2,380,000
Karen Parkhill	60.0	25.0	85.0	264,273
Tuan Tran	60.0	27.5	87.5	1,017,056
Alex Cho	60.0	17.5	77.5	865,877
David McQuarrie	60.0	22.5	82.5	589,875

* The cash incentive for Ms. Parkhill was prorated based on her August 5, 2024 start date at HP. Mr. Brown was awarded an annual incentive payment of $508,248 with consideration of his time as interim CFO in accordance with the terms of the HP bonus program in which he participates. Ms. Myers departed the Company early in fiscal 2024 and did not receive a fiscal 2024 annual incentive payout.

Long-term incentive compensation – fiscal 2024 awards

To motivate and reward our NEOs for their contributions towards achieving our business objectives, long-term incentives comprise the majority of each NEO's total target compensation opportunity with a total long-term incentive target value for each NEO established by the HRC Committee in early fiscal 2024. The long-term incentives consist of a mix of 70% PARSUs and 30% time-based RSUs for our CEO and a mix of 60% PARSUs and 40% time-based RSUs for our other NEOs, and are linked to EPS, a KGA revenue target, relative TSR, and/or stock price performance. The high proportion of performance-based awards (70% and 60% for our CEO and other NEOs, respectively) reflects our pay-for-performance philosophy. The time-based awards support retention and are linked to stockholder value and stock ownership, which are important goals of our executive compensation program.

2024 PARSUs

The fiscal 2024 PARSUs cliff-vest based on performance over a three-year performance period ending in fiscal 2026.

EPS Modified by TSR (80%)

The vesting of eighty percent (80%) of the PARSUs is based on achieving an adjusted non-GAAP EPS target, subject to a TSR payout modifier.

The EPS target is made up of three annual targets, which roll into a three-year average. At the end of the three-year performance period, a modifier is applied to the payout based on the three-year TSR result against the S&P 500 to align with our stockholders' experience and stockholder value creation. This modifier can adjust the payout by -50%, 0%, or +50%, with a final maximum payout of 300% of the target PARSUs. This structure is summarized in the charts below:

PARSU Measures	• Adjusted Non-GAAP EPS[1] – 80% of the PARSUs • Relative TSR vs. S&P 500 – "Payout Modifier"
PARSU Measurement Periods	• Earnout and vesting at the end of the three-year performance period, subject to continued service • EPS based on three annual targets, set at the beginning of each year[2] • TSR measured over the full three years from FY24-26

PARSU Goal Scoring	• EPS funds payout range from zero to 300% of target PARSUs, based on threshold to maximum achievement[3]
	
	  • Max 300%
	  • Above target 200%
	  • Target 100%
	  • Below Target 50%
	  • Threshold 25%
	  • Below Threshold 0%
	
	• TSR adds 50% if in the top quartile and subtracts 50% if in the bottom quartile (no adjustment from 25th percentile to 75th percentile).
	  • Relative 3-year TSR > S&P 500 75th percentile +50%
	  • Relative 3-year TSR is equal to or between S&P 500 25th and 75th percentile No change
	  • Relative 3-year TSR < S&P 500 25th percentile -50%
	  • Subject to overall 300% of target PARSUs max

[1] Adjusted non-GAAP EPS for PARSU measurement is calculated using non-GAAP net earnings (as defined and reported in our fourth quarter fiscal 2024 earnings press release (of $3.3 billion in fiscal 2024)) further adjusted to include bonus at target (net of income tax). As summarized in the preceding sentence, adjusted non-GAAP net earnings is a non-GAAP measure that is defined as GAAP net earnings (of $2.8 billion in fiscal 2024) and (i) excluding costs of $576 million related to restructuring and other charges, acquisition and divestiture charges, amortization of intangible assets, debt extinguishment, gains of $12 million associated with tax adjustments, and non-operating retirement-related credits and (ii) further adjusted to include bonus at target (net of income tax). Additional adjustments may be made due to extraordinary items, including legal settlements, tariffs, early payment discounts, inventory levels, the impact of change in accounting or tax policies, unexpected material changes in the corporate tax rates and treatment(s)that impacts the earnings of the business and goodwill impairment, among others. Any considered adjustment will be material, infrequent and would require Committee approval. This non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP net earnings.

[2] Performance measurement occurs at the end of the year one, year two, and year three performance periods.

[3] Interpolate for performance between discrete points. In January 2024, the HRC approved fiscal 2024 EPS goals for fiscal 2022, fiscal 2023 and fiscal 2024 PARSUs. To better align with market practice, the payout percentage for attainment at the threshold level was lowered to 25%.

KGAs (20%)

The vesting of the remaining twenty percent (20%) of the fiscal 2024 PARSUs is based on achieving a revenue target for KGAs. The KGAs revenue target is based on performance in fiscal 2026. The final payout is subject to an overall maximum of 300% of the target number of PARSUs. This structure is summarized in the chart below:

PARSU Measures	• Revenue target for KGAs – 20% of the PARSUs	
PARSU Measurement Periods	• Earnout and vesting at the end of the performance period, subject to continued service • KGA revenue target based on FY26 results[1]	
PARSU Goal Scoring	• KGA revenue funds payout range from zero to 300% of target PARSUS, based on threshold to maximum achievement[2]	
	• Max	300%
	• Above target	200%
	• Target	100%
	• Below Target	50%
	• Threshold	25%
	• Below Threshold	0%

[1] Performance measurement occurs at the end of the three-year performance period.

[2] Interpolate for performance between discrete points.

In November 2024, the HRC Committee determined that fiscal 2024 EPS for fiscal 2024 PARSUs was achieved at 80% based on actual PARSU EPS performance of $3.33 (target of $3.45). The final payout will also depend on performance in fiscal 2025 and 2026 along with the three-year relative TSR performance.

	Metric PARSU EPS[1] – 80%			Results		
	Fiscal 2024 EPS target: $3.45	Fiscal 2025 EPS	Fiscal 2026 EPS	Average EPS performance	3-year TSR payout modifier	Total PARSU- EPS payout
Fiscal 2024 PARSUs EPS	80%	–	–	TBD	TBD	TBD

[1] EPS for PARSU measurement is calculated on an adjusted non-GAAP basis. See footnote (1) of the table on page 62 for additional information.

2024 RSUs

2024 RSUs and related dividend equivalent units vest ratably on an annual basis over three years from the grant date. A three-year vesting period is common in our industry and supports executive retention and alignment with stockholder value.

Fiscal 2024 long-term incentive compensation at target

The following table shows combined total target grant values for outstanding awards attributable to fiscal 2024. These target values represent opportunities to earn future value-based compensation and are not actual earned amounts, which for PARSUs will be determined after the end of the applicable performance period based on continued employment, stock price growth and performance against pre-established performance goals.

Named executive officer	PARSUs	RSUs	Total fiscal 2024 long-term incentive grant
Enrique J. Lores	$12,600,000	$ 5,400,000	$18,000,000
Karen Parkhill*	$ —	$15,000,000	$15,000,000
Tuan Tran	$ 3,811,200	$ 2,540,800	$ 6,352,000
Alex Cho	$ 3,660,000	$ 2,440,000	$ 6,100,000
David McQuarrie	$ 2,442,000	$ 1,628,000	$ 4,070,000
Tim Brown**	$ —	$ 2,600,000	$ 2,600,000
Marie Myers***	$ —	$ —	$ —

* Ms. Parkhill was hired on August 5, 2024 as Chief Financial Officer and received a one-time grant of time-vesting RSUs in connection with her commencement of employment. The target value of this grant took into account compensation Ms. Parkhill forfeited in leaving her previous employer.

** In addition to Mr. Brown's annual equity grant with a target grant value of $600,000, in December 2023 Mr. Brown received a one-time retention grant of time-vesting RSUs with a target grant value of $2,000,000 in connection with his appointment as Interim Chief Financial Officer.

*** Ms. Myers left the company on January 12, 2024, and did not receive an equity grant in fiscal 2024.

Values in the "Fiscal 2024 summary compensation table" are different than the target values described in the table above. In the "Fiscal 2024 summary compensation table", amounts reflect the grant date fair value for the EPS component for Year 1 (2024) and the grant date fair value for the KGA component, for which goals were approved in January 2024, and the grant date fair value for the TSR modifier, consistent with applicable accounting standards. Grant date fair values for the EPS component for Year 2 (2025) and Year 3 (2026) are not included in the "Fiscal 2024 summary compensation table" since EPS goals for those years are approved in their respective fiscal years.

The "Fiscal 2024 summary compensation table" also includes amounts attributable to the EPS components of the fiscal 2023 PARSUs Year 2 (2024) and fiscal 2022 PARSUs Year 3 (2024) for which goals were approved in January 2024.

For more information on grants to the NEOs during fiscal 2024, see "Executive compensation—Executive compensation tables—Grants of plan-based awards in fiscal 2024."

Long-term incentive compensation – continuing performance awards from prior fiscal years

2023 PARSUs

The design of the fiscal 2023 PARSUs is consistent with that of the fiscal 2024 PARSUs, except that the fiscal 2023 PARSUs did not include a KGA revenue target performance metric and are based entirely on the EPS performance metric with a TSR modifier.

In November 2023, the HRC Committee determined that fiscal 2023 EPS target for fiscal 2023 PARSUs was achieved at 76% based on actual PARSU EPS performance of $3.21 (target of $3.33). In November 2024, the HRC Committee determined that fiscal 2024 EPS target for fiscal 2023 PARSUs was achieved at 80% based on actual PARSU EPS performance of $3.33 (target of $3.45). The final payout for fiscal 2023 PARSUs will also depend on performance in fiscal 2025 and the three-year relative TSR performance.

	Metric PARSU EPS[1] – 100%			Results		
	Fiscal 2023 EPS target: $3.33	Fiscal 2024 EPS target: $3.45	Fiscal 2025 EPS	Average EPS performance	3-year TSR payout modifier	Total payout
Fiscal 2023 PARSUs	76%	80%	–	TBD	TBD	TBD

[1]   EPS for PARSU measurement is calculated using non-GAAP net earnings adjusted to include bonus at target. The payout percentage for attainment at the threshold level was lowered to 25% for fiscal year 2024 EPS goals.

2022 PARSUs

The design of the fiscal 2022 PARSUs is consistent in all respects with that of the fiscal 2023 PARSUs.

The EPS target for fiscal 2024 is the same for the fiscal 2022, fiscal 2023 and fiscal 2024 PARSU awards. As a result, the Year 3 performance level was 80% based on PARSU EPS performance of $3.33 in fiscal 2024 (target of $3.45), as determined by the HRC Committee in November 2024.

The three-year TSR performance for fiscal 2022-2024 was at the 69th percentile relative to the TSR performance of other S&P 500 companies during this period, resulting in no modifier to the three-year average EPS performance result.

The actual performance achievement for the three-year performance period (i.e., fiscal 2022-2024) for the 2022 PARSUs as of October 31, 2024 is summarized in the table below:

	Metric PARSU EPS[1] – 100%			Results		
	Fiscal 2022 EPS target: $4.38	Fiscal 2023 EPS target: $3.33	Fiscal 2024 EPS target: $3.45	Average EPS performance	3-year TSR payout modifier	Total payout
Fiscal 2022 PARSUs	0%	76%	80%	52%	0%	52%

[1]   EPS for PARSU measurement is calculated using non-GAAP net earnings adjusted to include bonus at target. The payout percentage for attainment at the threshold level was lowered to 25% for fiscal year 2024 EPS goals.

Fiscal 2024 Chief Financial Officer hire

Ms. Parkhill was hired on August 5, 2024 as Chief Financial Officer. In connection therewith, Ms. Parkhill received a one-time grant of RSUs as an inducement to join HP and to compensate her for the approximately $13,000,000 worth of unvested equity awards from her prior employer that were forfeited when she resigned to join HP. The number of RSUs subject to Ms. Parkhill's initial grant is the amount equal to $15,000,000 divided by the closing price of a share of HP common stock on her start date, rounded up to the nearest share (the "New Hire RSUs"). The New Hire RSUs were granted effective as of her start date and will vest in three equal installments over three years, generally subject to Ms. Parkhill's continued employment with HP on the applicable vesting date, provided that, if Ms. Parkhill's employment with HP is terminated without cause and, if she timely executes and does not subsequently revoke a release of claims, the installment of New Hire RSUs that would have vested on the next regular vesting date will vest effective as of when the release is effective.

Ms. Parkhill was also awarded a cash signing bonus in the amount of $1,500,000 as an inducement to join HP, 50% of which is payable on the six-month anniversary of her start date (in February 2025) and 50% of which is payable on the one-year anniversary of her start date (in August 2025), provided that if she resigns from HP or HP terminates her employment for cause before the applicable payment date, Ms. Parkhill will not be eligible to receive such payment, and if such resignation or termination for cause occurs before the one year anniversary of her start date, Ms. Parkhill will be required to repay a pro-rata amount of the portion of the signing bonus already paid (with such repayment obligation reduced by 1/12th for each full month of her employment with HP).

Fiscal 2025 compensation program

The HRC Committee regularly evaluates ways to improve our executive compensation program. We believe our current compensation structure effectively aligns real pay delivery with critical financial and strategic non-financial goals, reinforces year-over-year improvement and our growth-oriented strategy, offers a stable and consistent message to both stockholders and participants, and provides an attractive pay-for-performance incentive opportunity to encourage retention and leadership engagement. Our ongoing review of executive compensation programs and engagement with stockholders indicate that our fiscal 2024 incentive designs continue to support the Company's business strategy and compensation philosophy and we do not currently expect any material changes to our current executive compensation structures during fiscal 2025.

Benefits

We do not provide our executives, including the NEOs, with special or supplemental defined benefit pension or health benefits. Our NEOs receive health and welfare benefits (including retiree medical benefits, if eligibility conditions are met) under the same programs and subject to the same eligibility requirements that apply to our employees generally.

Benefits under all U.S. pension plans were frozen effective December 31, 2007. Benefits under the Electronic Data Systems ("EDS") Pension Plan ceased upon HP's acquisition of EDS in 2008. As a result, no NEO or any other HP employee accrued a benefit under any HP U.S. defined benefit pension plan during fiscal 2024. For fiscal years after the U.S. pension plans and the EDS were frozen, any amounts reported as an increase in pension benefits in the "Fiscal 2024 summary compensation table" are for those NEOs who previously accrued a benefit in a defined benefit pension plan prior to the cessation of accruals and reflect changes in actuarial values only, not additional benefit accruals.

The NEOs, along with other executives whose combined base pay and target annual incentive is in excess of certain limits of the Code or greater than $185,000, are eligible to participate in the 2005 Executive Deferred Compensation Plan (the "EDCP"). This plan is maintained to permit executives to defer some of their compensation in order to also defer taxation on such amounts. This is a standard benefit plan also offered by most of our peer group companies. The EDCP permits deferral of base pay in excess of the amount allowed under the qualified HP 401(k) Plan (the "HP 401(k) Plan") (the 401(k) deferral limit for calendar 2024 was $23,000) and up to 95% of the annual incentive payable under the 2004 Stock Incentive Plan, the Pay for Results Plan and other eligible plans. In addition, we make a 4% matching contribution to the EDCP on base pay contributions in excess of IRS limits up to a maximum of two times that limit (resulting in a maximum contribution of $13,800 in calendar 2024). This is the same percentage of matching contributions those executives are eligible to receive under the HP 401(k) Plan. In effect, the EDCP permits these executives and all eligible employees to receive a 401(k)-type matching contribution on a portion of base-pay deferrals in excess of IRS limits. Amounts deferred or matched under the EDCP are credited with hypothetical investment earnings based on investment options selected by the participant from among nearly all the proprietary funds available to employees under the HP 401(k) Plan. No amounts earn above-market returns. Benefits payable under the EDCP are unfunded and unsecured.

Executives are also eligible to have a yearly HP-paid medical exam as part of the HP U.S. executive physical program. This includes a comprehensive exam, thorough health assessment and personalized health advice. This benefit is also offered by our peer group companies.

Consistent with its practice of not providing any special or supplemental executive defined benefit programs, including arrangements that would otherwise provide special benefits to the family of a deceased executive, in 2011 the HRC Committee adopted a policy that, unless approved by our stockholders pursuant to an advisory vote, we will not enter into a new plan, program or agreement or modify an existing plan, program or agreement with a Section 16 officer (including the NEOs) that provides for payments, grants or awards following the death of the officer in the form of unearned salary or unearned annual incentives, accelerated vesting or the continuation in force of unvested equity grants, perquisites, and other payments or awards made in lieu of compensation, except to the extent that such payments, grants or awards are provided or made available to our employees generally.

Limited perquisites

We provide a small number of perquisites to our senior executives, including the NEOs. For a list of all perquisites provided to our NEOs for fiscal 2024, please refer to the "Fiscal 2024 all other compensation table" on page 73.

HP maintains one corporate aircraft due to our global presence. For security, safety, effectiveness and efficiency purposes, the Company allows executives to use the corporate aircraft for personal reasons. The CEO is required by the Board to use corporate aircraft for all travel, including personal travel. For any such personal use, the executive is taxed on the value of this usage according to the relevant rules of the Code, including, in the event an executive is accompanied on business travel by a guest or family member on the aircraft for personal reasons (if approved by the CEO or CLO), the value of the guest's or family member's usage. We do not provide tax gross-ups for the imputed income attributable to personal use. Among our NEOs, Mr. Lores is the only executive who used the corporate aircraft for personal travel during fiscal 2024.

In addition, we cover the costs of financial counseling, tax preparation and estate planning services for certain of our executives. These services provide these executives with a better understanding of their compensation and benefits and allow them to focus their attention on our future success.

We consider specific personal security measures (for example, security personnel, the installation and maintenance of security measures in and around an executive's residence or ground transportation on certain trips), as needed to address security concerns arising out of our business, to be appropriate expenses that arise out of the executive's employment responsibilities and that are necessary to his or her job performance and to ensure the safety of the executive and his or her family. The Board and the HRC Committee periodically review and approve the amount and nature of executives' security expenses.

Termination and change in control protections

The HRC Committee is focused on ensuring that the severance and change of control protections available to our executives are consistent with market practice, provide clarity to prospective and current executives, and will help attract and retain talent. Consistent with this approach, our Section 16 officers (including all of the NEOs) are covered by the Amended and Restated Severance and Long-Term Incentive Change in Control Plan for Executive Officers, as subsequently amended (the "SPEO"). The SPEO is intended to protect our executives and our stockholders and provide a level of transition assistance in the event of an involuntary termination of employment. We have not entered into individual employment agreements or any severance or change in control agreements with our current NEOs.

Severance and Long-Term Incentive Change in Control Plan for Executive Officers

Under the SPEO, participants who incur an involuntary termination (i.e., a termination not for Cause, as defined in the SPEO), and who execute a full and effective release of claims following such termination, are eligible to receive severance benefits in an amount determined as a multiple of base pay, plus the average of either the actual annual incentives paid for the preceding three fiscal years or target bonus if the executive has received less than three full fiscal year annual cash bonuses at his or her seniority level as of immediately prior to such termination. In the case of the NEOs other than the CEO, the multiplier is 1.5. In the case of the CEO, the multiplier is 2.0. In all cases, this benefit will not exceed 2.99 times the sum of the executive's base pay plus target annual incentive as in effect immediately prior to the termination of employment.

Although most of the compensation for our executives is performance-based and largely contingent upon the achievement of financial goals, the HRC Committee continues to believe that the SPEO is appropriate for the attraction and retention of executive talent. In addition, we find it more equitable to offer severance benefits based on a standard formula for the Section 16 officers (including all of the NEOs) because severance often serves as a bridge when employment is involuntarily terminated and should therefore not be affected by other longer-term accumulations. As a result, and consistent with the practice of our peer group companies, other compensation decisions are not generally tied to the existence of this severance protection.

In addition to the cash benefit, SPEO participants are eligible to receive (1) a pro-rata annual incentive for the year of termination based on actual performance results, at the discretion of the HRC Committee, (2) pro-rata vesting of unvested equity awards (and for performance-based equity awards, only if any applicable performance conditions have been satisfied as of the end of the applicable performance period), and (3) payment of a lump-sum health-benefit stipend in an amount equal to 18 months' COBRA premiums for continued group medical coverage for the executive and his or her eligible dependents.

Severance benefits in the event of a change in control under the SPEO

The SPEO also includes change in control terms for participants (including our NEOs). The benefits provided for involuntary terminations under the SPEO are also provided in connection with a voluntary termination for Good Reason (as defined in the SPEO) that occurs within 24 months after a change in control ("double trigger"). In addition, the SPEO provides for full vesting of outstanding stock options, RSUs, PCSOs and PARSUs upon involuntary termination not for Cause or voluntary termination for Good Reason within 24 months after a change in control, and in situations where equity awards are not assumed by the surviving corporation (a "modified double trigger"). The SPEO further provides that under either a double trigger or modified double trigger, PARSUs and PCSOs will vest based on actual performance with respect to the awards for which the applicable performance period has ended or target performance with respect to the awards for which the applicable performance period has not ended (with vested PCSOs remaining exercisable for one year following the termination date or, if earlier, by the original expiration date). In addition, in the event of any dispute under the SPEO relating to a participant's termination of employment within 24 months following a change in control, the Company will reimburse all related legal fees and expenses reasonably incurred by the participant if claims are brought in good faith. We do not provide tax gross ups in connection with terminations, including terminations in the event of a change in control.

Other compensation-related matters

Succession planning

Among the HRC Committee's responsibilities described in its charter is to oversee succession planning and leadership development. In addition, the full Board plans for succession of the CEO and annually reviews senior management selection, development and succession planning. As part of this process, the independent Directors annually review candidates for senior management positions to see that qualified candidates are available for all positions and that development plans are being utilized to strengthen the skills and qualifications of the candidates.

The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board. We also host opportunities for the Board and senior leaders to engage on business strategy and leadership topics to aid the executive's development while giving Board members a deeper understanding of the day-to-day operations of the Company.

In fiscal 2024, an executive talent review was conducted and succession plans were updated for each of the executive leaders. Successors having the necessary skill sets, performance, potential, and diverse experiences were identified. Development plans for successors were also established to ensure readiness and those will be managed throughout the coming year. In addition to the annual succession planning process, the HRC Committee participates in an in-depth performance discussion of each executive officer at the time of the annual compensation review. Further, the HRC Committee receives regular People updates at HRC Committee meetings throughout the year, which includes a review of key People initiatives and developments for that quarter.

In addition, the executive team participated in team and individual development discussions throughout the year. New external executive team members also completed an assessment and onboarding process to ensure their full integration into the team and maximize their effectiveness.

Stock ownership guidelines, prohibition on hedging and pledging and insider trading policy

Our stock ownership guidelines are designed to align executives' interests with those of our stockholders and mitigate compensation-related risk. The current guidelines provide that, within five years of assuming a designated position, the CEO should attain an investment position in our stock equal to seven times his base salary and all other Section 16 officers reporting directly to the CEO should attain an investment position equal to five times their base salaries. Our NEOs who have been in their current position for more than five years have met our stock ownership guidelines and our NEOs who have been in their current position for less than five years are on pace to meet the stock ownership guidelines within the allotted time frame.

Shares counted toward these guidelines include any shares held by the executive directly or through a broker, shares held through the HP 401(k) Plan, shares held as restricted stock and shares underlying time-vested RSUs. Beginning in fiscal 2021, we no longer count stock options toward stock ownership guidelines. We also do not count shares in ongoing PARSU cycles toward these guidelines.

The HRC Committee has adopted a policy prohibiting all employees, including executive officers, and Directors from engaging in any form of hedging transaction (derivatives, equity swaps, forwards, etc.) involving Company securities, including, among other things, short sales and transactions involving publicly traded options. In addition, with limited exceptions, our executive officers are prohibited from holding our securities in margin accounts and from pledging our securities as collateral for loans. We believe that these policies further align our executives' interests with those of our stockholders.

We have insider trading policies and procedures that govern the purchase, sale and other dispositions of our securities by Directors, officers, employees and contractors, as well as by HP itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards.

Policies for recoupment of compensation

HP maintains the "Mandatory Recovery Policy" and the "Clawback Policy".

Mandatory Covered Compensation Recovery Policy

The Mandatory Covered Compensation Recovery Policy (the "Mandatory Recovery Policy"), effective October 2, 2023, applies to current and former Section 16 officers ("Covered Executives"). The policy was adopted in compliance with the rules implemented by the SEC under Dodd-Frank and corresponding NYSE listing standards.

If HP is required to prepare an accounting restatement (including a "Big R" or a "little r" restatement) due to material noncompliance with any federal securities laws, any Erroneously Awarded Compensation Received (as such terms are defined below) by a Covered Executive during the applicable three-year lookback period must be forfeited or paid back to HP reasonably promptly.

- "Erroneously Awarded Compensation" is limited to certain Section 16 officer compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, such as PARSUs, PSCOs and annual incentive plan pay-outs.
- Compensation must be "Received" (as defined by the NYSE listing standards) on or after the effective date of the applicable NYSE listing standards to be subject to recovery, among other limitations. Compensation is deemed "Received" in HP's fiscal period during which the financial reporting measure specified in or otherwise relating to the applicable award is attained.
- Amounts of Erroneously Awarded Compensation are recoverable to the extent they exceed the amount that otherwise would have been granted, vested or paid had such amount been determined based on the applicable restatement, computed on a pre-tax basis.
- The HRC Committee (the "Administrator" of the Mandatory Recovery Policy) is generally required to pursue (and does not have discretion to waive) recovery in the event of an accounting restatement, except if it determines that recovery is impracticable in accordance with narrow exceptions described in the Mandatory Recovery Policy in accordance with the SEC clawback rule and corresponding NYSE listing standards. Accordingly, whether recovery is sought under the Mandatory Recovery Policy is not dependent on a Covered Executive's commission of fraud or misconduct or consideration of any other mitigating circumstances, including the relative culpability, if any, of any Covered Executive in the events that gave rise to the triggering accounting restatement.

Applicable Compensation Clawback Policy

The Applicable Compensation Clawback Policy (the "Clawback Policy") applies to current and former Section 16 officers and ELT members (collectively, "Covered Persons"). This policy is in addition to the Mandatory Recovery Policy and allows for the clawback of compensation awarded to a Covered Person who committed misconduct, regardless of whether a financial restatement has occurred.

If the HRC Committee (the "Administrator" of the Clawback Policy) determines that any Covered Person committed Misconduct (as defined below), the Administrator has discretion to seek recovery and forfeiture of all or a portion of any Applicable Compensation (as defined below) awarded to the Covered Person in, for, or in respect of the fiscal year or performance period in which the act, or failure to act, constituting Misconduct occurred, to the extent such Applicable Compensation vested or was paid or settled in the three years preceding the Administrator's initial efforts to seek such recovery or to the extent such Applicable Compensation remained unpaid or unvested, regardless of whether the Misconduct resulted in an award or payment greater than what would have been awarded absent Misconduct.

- The Misconduct definition is based on the Cause definition in the 2004 Stock Incentive Plan.
- "Applicable Compensation" means compensation received by a Covered Person, whether cash- or equity-based, which may be discretionary, time-based or performance-based, including, without limitation, any cash bonuses or equity-based compensation awarded under the 2004 Stock Incentive Plan, incentive-based compensation, amounts paid or payable under the SPEO, and amounts paid or payable under any other cash bonus or incentive compensation plans determined by the Administrator to be covered by the Clawback Policy, but not including salary or employee retirement or welfare benefits.

Equity grant practices

The HRC Committee generally approves the target value of annual equity awards for the Company's executive officers, including each of the NEOs, at its meeting in November of each year. Additionally, employees may enroll to purchase shares of the Company's common stock under the terms of the HP Inc. 2021 Employee Stock Purchase Plan. In special circumstances, including the hiring or promotion of an individual or where the HRC Committee determines it is in the best interest of the Company, the HRC Committee may approve grants of equity awards at other times. The Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of any executive compensation awarded during fiscal 2024.

Accounting and tax effects

The HRC Committee considers all factors that may have an impact on our financial performance when approving our compensation programs, including tax (including Section 162(m) of the Code ("Section 162(m)")) and accounting rules and regulations. Section 162(m) generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year. Although our compensation programs may take into consideration Section 162(m) as a factor, these considerations will not necessarily limit compensation to only amounts that are deductible by us under Section 162(m).

HR and Compensation Committee report on executive compensation

The HRC Committee of the Board of HP has reviewed and discussed with management this Compensation discussion and analysis. Based on this review and discussion, it has recommended to the Board that this Compensation discussion and analysis be included in this proxy statement and in the Annual Report on Form 10-K of HP filed for the fiscal year ended October 31, 2024.

HR and Compensation Committee of the Board of Directors

Bruce Broussard, Chair
Aida Alvarez
Chip Bergh
Stephanie A. Burns
Fama Francisco

 

Executive compensation tables

Fiscal 2024 summary compensation table

The following table sets forth information concerning the compensation of our NEOs for fiscal 2024, 2023, and 2022, as applicable. Per SEC reporting guidelines, our NEOs for fiscal 2024 include our CEO (Mr. Lores), our CFO (Ms. Parkhill), the next three most highly compensated individuals serving as executive officers as of the last day of the fiscal year, October 31, 2024 (Mr. Tran, Mr. Cho and Mr. McQuarrie) and two other individuals who served as CFO during fiscal 2024 (Ms. Myers, who voluntarily resigned as CFO, effective December 31, 2023, and left the Company on January 12, 2024, and Mr. Brown, who served as interim CFO from January 1, 2024 to August 4, 2024).

Name and principal position	Year	Salary[2] ($)	Stock awards[3] ($)	Option awards[4] ($)	Non-equity incentive plan compensation[5] ($)	Change in pension value and nonqualified deferred compensation earnings[6] ($)	All other compensation[7] ($)	Total ($)
Enrique J. Lores President and CEO	2024	1,400,000	15,289,708	–	2,380,000	–	290,419	19,360,127
	2023	1,300,000	10,148,835	5,714,757	1,989,000	–	305,924	19,458,516
	2022	1,250,000	12,844,359	5,341,057	1,445,564	–	198,946	21,079,926
Karen Parkhill[1] Chief Financial Officer	2024	230,303	14,999,991	–	264,273	–	20,220	15,514,787
Tuan Tran President, Imaging, Printing & Solutions	2024	861,000	5,560,623	–	1,017,056	80,008	48,559	7,567,246
	2023	820,000	4,113,779	1,733,045	846,855	–	50,536	7,564,215
	2022	780,000	5,503,615	1,754,919	608,871	–	44,366	8,691,771
Alex Cho President, Personal Systems	2024	827,600	5,363,227	–	865,877	34,145	39,335	7,130,184
	2023	803,500	4,046,599	1,696,667	829,815	–	41,916	7,418,497
	2022	780,000	5,610,175	1,754,919	582,546	–	42,805	8,770,445
David McQuarrie Chief Commercial Officer	2024	715,000	3,329,259	–	589,875	–	61,009	4,695,143
Tim Brown Former Interim Chief Financial Officer	2024	531,178	2,599,987	–	508,248	53,091	31,030	3,723,534
Marie Myers Former Chief Financial Officer	2024	170,881	853,979	–	–	–	38,278	1,063,138
	2023	820,000	3,929,488	1,718,724	846,855	–	70,935	7,386,002
	2022	780,000	3,670,097	1,739,653	608,871	–	90,279	6,888,900

[1] Ms. Parkhill was hired on August 5, 2024 as the Company's Chief Financial Officer.

[2] Amounts shown represent base salary earned or paid during the applicable fiscal year, as described under the heading "Executive compensation—Compensation discussion and analysis—Determination of fiscal 2024 executive compensation—2024 base salary."

[3] The grant date fair value of all stock awards has been calculated in accordance with applicable accounting standards, excluding the effect of estimated forfeitures. In the case of RSUs, the value is determined by multiplying the number of units granted by the closing price of our stock on the grant date. For PARSUs awarded in fiscal 2024, they include both internal (EPS and KGA) goals and the market-related (TSR) performance modifier as described under the heading "Executive compensation—Compensation discussion and analysis—Determination of fiscal 2024 executive compensation—Long-term incentive compensation—Fiscal 2024 awards." Amounts shown reflect the grant date fair value of the 2024 PARSUs for which the EPS and KGA goals have been established (i.e., EPS goals for fiscal 2024 only and KGA goals for the full performance period) based on the probable outcome of performance conditions related to these PARSUs at the grant date. Consistent with the applicable accounting standards, the grant date fair value of the market-related TSR modifier has been determined using a Monte Carlo simulation model. Further, consistent with applicable accounting standards, grant date fair value reflects the EPS portion of the 2024 PARSU award for Year 1 only, for which goals were approved in January 2024. This value also reflects the grant date fair value of the EPS portion of the 2023 PARSU award for Year 2 (fiscal 2024 EPS) and the EPS portion of the 2022 PARSU award for Year 3 (fiscal 2024 EPS), for which goals were approved in January 2024. The table below sets forth the grant date fair value for the fiscal 2024 EPS portion and the KGA portion of the 2024 PARSUs granted on December 19, 2023, the fiscal 2024 EPS portion of the 2023 PARSUs granted on December 8, 2022, and the fiscal 2024 EPS portion of the 2022 PARSUs granted on December 7, 2021. Ms. Myers left the Company on January 12, 2024 and did not receive PARSUs in fiscal 2024. Ms. Parkhill was hired on August 5, 2024, and Mr. Brown was interim CFO for part of fiscal 2024 and, therefore, neither has ever received a PARSU award.

Name	Date of original PARSU grant*	Probable outcome of performance conditions grant date fair value ($)**	Maximum outcome of performance conditions grant date fair value ($)**	Market-related component grant date fair value ($)***
Enrique J. Lores	12/19/2023	3,185,776	9,557,329	1,561,268
	12/19/2023	2,389,332	7,167,997	
	12/8/2022	1,715,537	5,146,612	
	12/7/2021	1,037,780	3,113,341	
Tuan Tran	12/19/2023	963,622	2,890,867	472,245
	12/19/2023	722,717	2,168,150	
	12/8/2022	520,254	1,560,762	
	12/7/2021	340,989	1,022,966	
Alex Cho	12/19/2023	925,381	2,776,142	453,514
	12/19/2023	694,036	2,082,107	
	12/8/2022	509,315	1,527,946	
	12/7/2021	340,989	1,022,966	
David McQuarrie	12/19/2023	617,437	1,852,312	302,589
	12/19/2023	463,064	1,389,191	
	12/8/2022	318,164	954,493	
Marie Myers	12/8/2022	515,947	1,547,842	
	12/7/2021	338,032	1,014,095	

* For purposes of this table, the 2024 PARSUs Year 1 EPS units and 2024 PARSUs KGA units are reflected as separate PARSU grants on their own row (each with an original 12/19/2023 grant date) though both are components of one grant.

** Amounts shown represent the grant date fair value of the PARSUs subject to the internal EPS and KGA performance goals (i) based on the probable outcome as of the date the goals were set and (ii) based on achieving the maximum level of performance for the performance period beginning in fiscal 2024. The grant date fair value of the 2024 PARSUs Year 1 EPS units and 2024 PARSUs KGA units awarded on December 19, 2023, 2023 PARSUs Year 2 EPS units awarded on December 8, 2022 and 2022 PARSUs Year 3 EPS units awarded on December 7, 2021 was $28.71 per unit, which was the closing share price of our common stock on January 31, 2024 when the EPS and KGA goals were approved. The values of the 2024 PARSUs Year 2 and Year 3 EPS units will not be available until the applicable EPS goals are established and approved in January 2025 and January 2026, respectively, and therefore are not included for fiscal 2024, but will be included for their respective fiscal years.

*** Amounts shown represent the grant date fair value of PARSUs subject to the market-related TSR modifier of the 2024 PARSUs Year 1 EPS units, for which expense recognition is not subject to probable or maximum outcome assumptions. The grant date fair value of the market-related TSR modifier of the PARSUs granted December 19, 2023 was $4.69 per unit, which was determined using a Monte Carlo simulation model. The significant assumptions used in this simulation model were a volatility rate of 33.86%, a risk-free interest rate of 4.08%, and a simulation period of 2.87 years.

For information on the assumptions used to calculate the grant date fair value of the awards, refer to Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2024, as filed with the SEC on December 13, 2024.

[4] The grant date fair value of PCSO awards has been calculated in accordance with applicable accounting standards, excluding the effect of estimated forfeitures, using a combination of a Monte Carlo simulation model and a lattice model, as these awards contain market conditions. For information on the assumptions used to calculate the grant date fair value of the awards, refer to Note 5 of our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2024, as filed with the SEC on December 13, 2024.

[5] Amounts shown represent payouts under the annual incentive plan (amounts earned during the applicable fiscal year but paid after the end of that fiscal year), as described under the heading "Executive compensation—Compensation, discussion and analysis-Determination of fiscal 2024 executive compensation—2024 annual incentives."

[6] Amounts shown represent the increase in the actuarial present value of NEO pension benefits during the applicable fiscal year. As described in more detail under the heading "Narrative to the fiscal 2024 pension benefits table" below, pension accruals have generally ceased for all NEOs, and NEOs hired after the dates that pension accruals ceased are not eligible to participate in any U.S. defined benefit pension plan. The only exception for the NEOs listed above is Mr. Cho who participates in the International Retirement Guarantee (IRG), which is provided to a small, closed group of employees who have transferred between countries with pension/retirement indemnity plans. Mr. Cho will not accrue additional benefits under the IRG unless he transfers outside of the U.S. with HP for an extended period of time. Accordingly, the amounts reported for the NEOs do not reflect additional accruals but reflect the passage of one more year from the prior present value calculation, Deferred Profit-Sharing Plan returns, and changes in other actuarial assumptions. The assumptions used in calculating the changes in pension benefits are described in footnote (2) to the "Fiscal 2024 pension benefits table." No HP plan provides for above-market earnings on deferred compensation amounts, so the amounts reported in this column do not reflect any such earnings.

[7] The amounts shown are detailed in the "Fiscal 2024 all other compensation table" below. The miscellaneous amounts previously disclosed under "All other compensation" in our "Summary compensation tables" for fiscal 2022 and 2023 inadvertently excluded certain miscellaneous gifts and were revised to add the following amounts: $213 for Mr. Tran, $135 for Mr. Cho, and $23 for Ms. Myers for fiscal 2022, and $85 for Mr. Lores, $96 for Mr. Cho, and $360 for Ms. Myers for fiscal 2023.

Fiscal 2024 all other compensation table

The following table provides additional information about the amounts that appear in the "All other compensation" column in the "Fiscal 2024 summary compensation table" above.

Name	401(k) company match[1] ($)	NQDC company match[2] ($)	Mobility program[3] ($)	Security services/ systems[4] ($)	Personal aircraft usage[5] ($)	Miscellaneous[6] ($)	Total AOC ($)
Enrique J. Lores	13,800	13,200	20,760	2,184	164,979	75,496	290,419
Karen Parkhill	–	–	–	–	–	20,220	20,220
Tuan Tran	13,800	13,200	9,915	–	–	11,644	48,559
Alex Cho	8,015	13,200	–	–	–	18,120	39,335
David McQuarrie	13,800	13,200	–	–	–	34,009	61,009
Tim Brown	11,603	4,240	712	–	–	14,475	31,030
Marie Myers	607	13,200	–	478	–	23,993	38,278

[1] Represents matching contributions made under the HP 401(k) Plan for fiscal 2024.

[2] Represents matching contributions credited during fiscal 2024 under the EDCP with respect to the 2023 calendar year of that plan.

[3] For Mr. Lores and Mr. Tran, the amounts $17,604 and $9,915, respectively, represent tax preparation, filing, equalization and compliance services and corresponding gross up for Mr. Tran, paid under HP's Tax Assistance Program due to business travel in Korea. Due to the taxation impact on US taxpayers who travel to Korea on business and the increase in business travel to Korea due to our acquisition of Samsung's Print business, the HRC Committee approved the Tax Assistance Program during its July 2017 meeting that covers our Section 16 officers. The program has the same characteristics as the existing tax equalization program for all other employees. Both programs together ensure a tax neutral scenario for all HP employees who must comply with Korean tax requirements due to business travel to Korea. For Mr. Lores and Mr. Brown, the amounts $3,156 and $712, respectively, represent tax review services for other business travels.

[4] Represents home security services provided to the NEOs and, consistent with SEC guidance, the aggregate incremental cost associated with these services is reported here as a perquisite. For the CEO and former CFO, we provided a home security evaluation and residential security systems. At times, we may provide security for the NEOs as needed to address security concerns arising out of our business, which may include personal security services provided during business-related travel and at business facilities. We consider personal security measures to be appropriate expenses that arise out of the executive's employment responsibilities and that are necessary to his or her job performance and to ensure the safety of the executive and his or her family. We believe that all Company-incurred security costs are reasonable and necessary and for the Company's benefit. The Board and the HRC Committee periodically review and approve the amount and nature of executive officers' security expenses.

[5] Represents the value of personal usage of HP corporate aircraft. For purposes of reporting the aggregate incremental cost to HP of such personal usage in this table, we use data provided by an outside firm to calculate the hourly cost of operating the Company's aircraft. These costs include the cost of fuel, maintenance, landing and parking fees, crew, security for crew, as needed, catering and supplies. For trips by NEOs that involve mixed personal and business usage, we include the aggregate incremental cost of such personal usage (i.e., the excess of the cost of the actual trip over the cost of a hypothetical trip without the personal usage). For income tax purposes, the amounts included in NEO income are calculated based on the standard industry fare level valuation method. No tax gross ups are provided for this imputed income.

[6] Includes other amounts paid either directly to the executives or on their behalf, including financial counseling, tax preparation and estate planning services, as discussed further in "Compensation discussion and analysis." For Mr. Lores, the amount includes $27,396 for personal ground transportation expenses incurred while on business trips, $16,767 for financial counseling services, and $31,333 for personal expenses incurred during a Board trip to India, in connection with the Board's April 2024 meeting and while on other business-related trips during the President's Awards and Ferrari HP-sponsored events. For Ms. Parkhill, the amount includes a $20,000 reimbursement for legal fees, as stipulated in her offer letter, and $220 miscellaneous gifts. For Mr. Tran, the amount includes $8,277 for financial counseling services, $2,766 for personal expenses incurred while on a business-related trip during the President's Awards, and $601 for executive physicals. For Mr. Cho, the amount includes $18,000 for financial counseling services and a $120 wellness incentive. For Mr. McQuarrie, the amount includes $18,000 for financial counseling services, $10,000 for executive physicals, $5,781 for personal expenses incurred while on a business-related trip during the President's Awards event, and $228 for miscellaneous gifts. For Mr. Brown, the amount includes $13,500 for financial counseling services, $875 for executive physicals and a $100 wellness incentive. For Ms. Myers, the amount includes $22,537 for financial counseling services, $1,356 for executive physicals and a $100 wellness incentive. All U.S. employees are eligible to receive the wellness incentive.

Grants of plan-based awards in fiscal 2024

The following table provides information on annual incentive awards for fiscal 2024 and awards of RSUs and PARSUs granted during fiscal 2024 as a part of our long-term incentive program:

| Name | Grant date | Estimated future payouts under non-equity incentive plan awards[1] | | | Estimated future payouts under equity incentive plan awards[2] | | | All other stock awards: number of shares of stock or units[3] (#) | Grant-date fair value of stock awards[2] ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Enrique J. Lores									
Annual Incentive		28,000	2,800,000	5,600,000					
RSU	12/19/2023							178,336	5,400,014
PARSU (EPS)	12/19/2023				27,741	110,964	332,892		4,747,045
PARSU (KGA)	12/19/2023				20,806	83,223	249,669		2,389,332
PARSU	12/8/2022				29,877	59,754	179,262		1,715,537
PARSU	12/7/2021				18,074	36,147	108,441		1,037,780
Karen Parkhill									
Annual Incentive		3,109	310,909	621,818					
RSU	8/5/2024							458,015	14,999,991
Tuan Tran									
Annual Incentive		11,624	1,162,350	2,324,700					
RSU	12/19/2023							83,910	2,540,795
PARSU (EPS)	12/19/2023				8,391	33,564	100,692		1,435,868
PARSU (KGA)	12/19/2023				6,293	25,173	75,519		722,717
PARSU	12/8/2022				9,061	18,121	54,363		520,254
PARSU	12/7/2021				5,939	11,877	35,631		340,989
Alex Cho									
Annual Incentive		11,173	1,117,260	2,234,520					
RSU	12/19/2023							80,581	2,439,993
PARSU (EPS)	12/19/2023				8,058	32,232	96,696		1,378,894
PARSU (KGA)	12/19/2023				6,044	24,174	72,522		694,036
PARSU	12/8/2022				8,870	17,740	53,220		509,315
PARSU	12/7/2021				5,939	11,877	35,631		340,989
David McQuarrie									
Annual Incentive		7,150	715,000	1,430,000					
RSU	12/19/2023							53,765	1,628,004
PARSU (EPS)	12/19/2023				5,377	21,506	64,518		920,027
PARSU (KGA)	12/19/2023				4,032	16,129	48,387		463,064
PARSU	12/8/2022				5,541	11,082	33,246		318,164
Tim Brown									
Annual Incentive		3,187	318,707	796,767					
RSU	12/7/2023							20,401	599,993
RSU	12/19/2023							66,050	1,999,994
Marie Myers									
Annual Incentive		2,307	230,689	461,378					
PARSU	12/8/2022				8,986	17,971	53,913		515,947
PARSU	12/7/2021				5,887	11,774	35,322		338,032

(1)   Amounts represent the range of possible cash payouts for fiscal 2024 annual incentive awards under the 2004 Stock Incentive Plan based upon annual salary, as described under the heading "Executive compensation–Compensation discussion and analysis–Determination of fiscal 2024 executive compensation–2024 annual incentives." A prorated annual incentive payout is discretionary for retirement-eligible employees and Ms. Myers did not receive any bonus payout for fiscal 2024.

(2)   For the fiscal 2022, 2023 and 2024 PARSUs, amounts represent the range of shares that may be released at the end of the three-year vesting period applicable to the PARSUs assuming achievement of threshold, target, or maximum performance. For the fiscal 2024 PARSUs year 1, fiscal 2023 PARSUs year 2, and fiscal 2022 PARSUs year 3, fiscal 2024 EPS units are reflected in this table, including the grant date fair value of the market-related TSR goal modifier of the fiscal 2024 PARSUs, for which expense recognition is not subject to probable or maximum outcome assumptions. If our average three-year performance for EPS, modified by relative TSR performance, as applicable, is below threshold for the vesting period, no shares will be released based on the terms of the program. Similarly, for the KGA component of fiscal 2024 PARSUs, if performance is below threshold by the end of the performance period, no shares will be released based on the terms of the program. Fiscal 2024 PARSU (EPS) and fiscal 2024 PARSU (KGA) are two components of one grant award. For additional details, see the discussion of PARSUs under the heading "Executive compensation–Compensation discussion and analysis–Determination of fiscal 2024 executive compensation–Long-term incentive compensation–Fiscal 2024 awards–2024 PARSUs."

(3)   RSUs vest as to one-third of the units on each of the first three anniversaries of the grant date, subject to continued service through the applicable vesting date. For Mr. Brown, his December 19, 2024 RSUs were granted in connection with his role as the interim CFO and they vest as to one-half of the units on each of the first two anniversaries of the grant date, subject to continued service through the applicable vesting date.

Outstanding equity awards at 2024 fiscal year-end

The following table provides information on stock and option awards held by the NEOs as of October 31, 2024:

	Option awards					Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price(4) ($)	Option expiration date(5)	Number of shares or units of stock that have not vested(6) (#)	Market value of shares or units of stock that have not vested(7) ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(8) (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested(7) ($)
Enrique J. Lores	637,460			23.68	12/6/2030	355,809	12,638,348	237,407	8,432,697
			332,362 (3)	37.29	12/6/2031				
	211,501 (2)	211,501		28.48	12/7/2032				
Karen Parkhill						461,603	16,396,142		
Tuan Tran	259,706			23.68	12/6/2030	169,370	6,016,026	71,903	2,553,995
			109,205 (3)	37.29	12/6/2031				
	64,139	64,139 (2)	64,140	28.48	12/7/2032				
Alex Cho	86,569			23.68	12/6/2030	164,684	5,849,577	69,727	2,476,703
			109,205 (3)	37.29	12/6/2031				
	62,793	62,793 (2)	62,793	28.48	12/7/2032				
David McQuarrie	86,364			17.37	10/30/2029	140,555	4,992,500	45,014	1,598,897
	39,225	39,226 (2)	39,226	28.48	12/7/2032				
Tim Brown						107,793	3,828,801		
Marie Myers(1)			108,255 (3)	37.29	12/6/2031			20,967	744,748
	63,609	63,609 (2)	63,610	28.48	12/7/2032				

(1)   Ms. Myers was retirement eligible when she left the Company on January 12, 2024. Ms. Myers' outstanding equity became vested consistent with the retirement treatment described under the heading "HP retirement arrangements".

(2)   These option awards vest in three tranches, provided: (i) the performance hurdle for the first tranche has been met within three years from the grant date, (ii) the performance hurdle for the second tranche has been met within four years from the grant date, and (iii) the performance hurdle for the third tranche has been met within five years from the grant date. The second performance hurdle applicable to this option award was achieved in fiscal 2024 and such option award vested as to one-third of the options on the second anniversary of December 8, 2022, the grant date.

(3) These option awards vest in three tranches, provided: (i) the performance hurdle for the first tranche has been met within two years from the grant date, (ii) the performance hurdle for the second tranche has been met within four years from the grant date, and (iii) the performance hurdle for the third tranche has been met within five years from the grant date. The performance period for the first tranche of such option awards lapsed in fiscal 2024 without having met the performance hurdle, therefore one-third of the options in respect of each such option award was forfeited in fiscal 2024.

(4) Option exercise prices are the fair market value of our stock on the grant date.

(5) All options have a ten-year term.

(6) The amounts in this column include shares underlying dividend equivalent units credited with respect to outstanding stock awards through October 31, 2024. The release dates and release amounts for all unvested stock awards are as follows, assuming continued service and satisfaction of any applicable financial performance conditions:

- Mr. Lores: December 7, 2024 (159,713 shares plus accrued dividend equivalent shares); December 7, 2025 (119,487 shares plus accrued dividend equivalent shares); December 7, 2026 (59,446 shares plus accrued dividend equivalent shares).

- Ms. Parkhill: August 5, 2025 (152,671 shares plus accrued dividend equivalent shares); August 5, 2026 (152,672 shares plus accrued dividend equivalent shares); August 5, 2027 (152,672 shares plus accrued dividend equivalent shares).

- Mr. Tran: December 7, 2024 (76,854 shares plus accrued dividend equivalent shares); December 7, 2025 (56,294 shares plus accrued dividend equivalent shares); December 7, 2026 (27,970 shares plus accrued dividend equivalent shares).

- Mr. Cho: December 7, 2024 (75,149 shares plus accrued dividend equivalent shares); December 7, 2025 (54,590 shares plus accrued dividend equivalent shares); December 7, 2026 (26,861 shares plus accrued dividend equivalent shares).

- Mr. McQuarrie: November 1, 2024 (17,953 shares plus accrued dividend equivalent shares); December 7, 2024 (44,182 shares plus accrued dividend equivalent shares); November 1, 2025 (17,954 shares plus accrued dividend equivalent shares); December 7, 2025 (35,244 shares plus accrued dividend equivalent shares); December 7, 2026 (17,922 shares plus accrued dividend equivalent shares).

- Mr. Brown: December 7, 2024 (17,398 shares plus accrued dividend equivalent shares); December 19, 2024 (33,025 shares plus accrued dividend equivalent shares); December 7, 2025 (13,823 shares plus accrued dividend equivalent shares); December 19, 2025 (33,025 shares plus accrued dividend equivalent shares); December 7, 2026 (6,801 shares plus accrued dividend equivalent shares).

(7) Value calculated based on the $35.52 closing price of our stock on October 31, 2024.

(8) The amounts in this column include the amounts of PARSUs granted in fiscal 2023 (Year 1 and Year 2 EPS units) and fiscal 2024 (KGA units and Year 1 EPS units). The EPS units for PARSUs granted in fiscal 2023 and 2024 are reported based on target (100%) performance and the KGA units for PARSUs granted in fiscal 2024 are based on threshold (25%) performance. Actual payout will be based on achievement of performance goals at the end of the three-year vesting period. For additional details, see the discussion of PARSUs under the heading "Executive compensation—compensation discussion and analysis—Determination of fiscal 2024 executive compensation—Long-term incentive compensation—Fiscal 2024 awards—2024 PARSUs."

Option exercises and stock vested in fiscal 2024

The following table provides information about options exercised and stock awards vested for the NEOs during the fiscal year ended October 31, 2024:

Name	Option awards		Stock awards[2]	
	Number of shares acquired on exercise (#)	Value realized on exercise[1] ($)	Number of shares acquired on vesting (#)	Value realized on vesting[3] ($)
Enrique J. Lores	211,501	989,044	250,667	7,751,938
Karen Parkhill	–	–	–	–
Tuan Tran	–	–	105,686	3,233,022
Alex Cho	173,137	2,151,658	105,069	3,214,876
David McQuarrie	–	–	70,396	2,002,454
Tim Brown	–	–	17,657	519,292
Marie Myers	188,877	2,580,000	170,945	5,428,520

(1) Represents the amounts realized based on the difference between the market price of HP common stock on the date of exercise and the exercise price.

(2) Includes PARSUs, RSUs, and accrued dividend equivalent shares.

(3) Represents the amounts realized based on the fair market value of our stock on the performance period end date for PARSUs (October 31, 2024) and on the vesting date for RSUs and accrued dividend equivalent shares. Fair market value is determined based on the closing price of our stock on the applicable performance period end/vesting date.

Fiscal 2024 pension benefits table

The following table provides information about the present value of accumulated pension benefits payable to each NEO:

Name	Plan name[3]	Number of years of credited service (#)	Present value of accumulated benefit[4] ($)	Payments during last fiscal year ($)
Enrique J. Lores[1]	–	–	–	–
Karen Parkhill[1]	–	–	–	–
Tuan Tran	RP	14.6	274,889	–
	EBP	14.6	166,929	–
Alex Cho	RP	7.6	67,372	–
	EBP	7.6	8	–
	IRG	29.3	116,268	–
David McQuarrie[1]	–	–	–	–
Tim Brown	RP	13.0	212,025	–
	EBP	13.0	88,643	–
Marie Myers[2]	–	–	–	–

[1] Mr. Lores, Ms. Parkhill, and Mr. McQuarrie are not eligible to receive benefits under any defined benefit pension plan because we ceased benefit accruals under all of our U.S.-qualified defined benefit pension plans prior to the commencement of their employment with HP in the U.S.

[2] Ms. Myers was previously a participant in the RP and EBP, but when she left the Company for the first time in 2018, she was paid her RP and EBP benefits in fiscal 2019 and was not eligible to re-commence participation upon rejoining the Company in 2020.

[3] The "RP" and the "EBP" are the qualified HP Retirement Plan and the non-qualified HP Excess Benefit Plan, respectively. All benefits are frozen under these plans. The RP has been merged into the HP Inc. Pension Plan (formerly known as the Hewlett-Packard Company Retirement Plan). The "IRG" is the International Retirement Guarantee which is a nonqualified plan covering certain highly compensated international transfers.

[4] The present value of accumulated benefits is shown at the age 65 unreduced retirement age for the RP, the EBP and the IRG using the assumptions under Accounting Standards Codification (ASC) Topic 715-30 Defined Benefit Plans—Pension for the fiscal 2024 year-end measurement (as of October 31, 2024) ("ASC Topic 715-30"). The present value is based on a discount rate of 5.30% for the RP, 4.78% for the EBP and 4.76% for the IRG, lump sum interest rates of 4.60% for the first five years, 5.20% for the next 15 years and 5.60% thereafter, and applicable mortality for lump sums with the respective mortality improvement scale applied for future years. As of October 31, 2023 (the prior measurement date), the ASC Topic 715-30 assumptions included a discount rate of 6.18% for the RP, 5.80% for the EBP, and 5.79% for the IRG, lump sum interest rates of 5.80% for the first five years, 6.30% for the next 15 years and 6.25% thereafter, and applicable mortality for lump sums with the respective mortality improvement scale applied for future years.

Narrative to the fiscal 2024 pension benefits table

No NEO currently accrues a benefit under any qualified or non-qualified defined benefit pension plan because we ceased benefit accruals in all our U.S.-qualified defined benefit pension plans (and their non-qualified plan counterparts) in prior years. In the case of Mr. Cho, his IRG benefit is based on the U.S. retirement program and since the U.S. pension plans are frozen there is no accrual under that plan. Benefits previously accrued by Mr. Cho under the RP, EBP and IRG and by Mr. Tran and Mr. Brown under the RP and EBP are payable to them following termination of employment, subject to the terms of the applicable plans.

Terms of the HP Retirement Plan (RP) and HP Excess Benefit Plan (EBP)

Mr. Tran, Mr. Cho and Mr. Brown earned benefits under the RP and the EBP based on pay and service prior to 2006. The RP is a traditional defined benefit plan that provided a benefit based on years of service and the participant's "highest average pay rate," reduced by a portion of Social Security earnings. "Highest average pay rate" was determined based on the 20 consecutive fiscal quarters when pay was the highest. Pay for this purpose included base pay and bonus, subject to applicable IRS limits. Benefits under the RP may be taken in one of several different annuity forms or in an actuarially equivalent lump sum. Mr. Tran was a participant in the RP before November 1, 1993 so he has an HP Deferred Profit Sharing Plan ("DPSP") balance which is integrated with the RP. Benefits calculated under the RP are offset by the value of benefits earned under the DPSP before November 1, 1993. Together, the RP and the DPSP constitute a "floor-offset" arrangement for periods before November 1, 1993. Benefits not payable from the RP and the DPSP due to IRS limits are paid from the EBP under which benefits are unfunded and unsecured. When an EBP participant terminates employment, the benefit liability is transferred to the EDCP, where an account is established for the participant. That account is then credited with hypothetical investment earnings (gains or losses) based upon the investment election made by participants from among investment options similar to those offered under the HP 401(k) Plan. There is no formula that would result in above-market earnings or payment of a preferential interest rate on this benefit. At the time of distribution, amounts representing EBP benefits are paid from the EDCP in a lump sum or installment form, according to pre-existing elections made by those participants, except that participants with a small benefit or who have not qualified for retirement status (generally, age 55 or older with at least 15 years of continuous service since the last hire date; but for deferrals made beginning in 2023 and in future years, age 55 or older with attainment of at least 70 points (with "points" generally defined as the sum of the participant's age plus total years of service)) are paid their EBP benefit in January of the year following their termination, subject to any delay required by Section 409A of the Code.

Since Mr. Cho and Mr. Brown became participants in the RP after November 1, 1993, they have no DPSP balances to be integrated with the RP.

Terms of the International Retirement Guarantee (IRG)

Employees who transferred internationally at the Company's request prior to 2000 were put into an international umbrella plan. This plan determines the country of guarantee which is generally the country in which an employee has spent the longest portion of his HP career. For Mr. Cho, the country of guarantee is currently the U.S. The IRG determines the present value of a full career benefit for Mr. Cho under the HP sponsored retirement benefit plans that applied to employees working in the U.S., and U.S. Social Security (since the U.S. is his country of guarantee) then offsets the present value of the retirement benefits from plans and social insurance systems in the countries in which he earned retirement benefits (France and the U.S.) for his total period of HP employment. The net benefit value is payable as a single lump sum amount as soon as practicable after termination or retirement, subject to any delay required by Section 409A of the Code. This is a nonqualified retirement plan.

Fiscal 2024 non-qualified deferred compensation table

The following table provides information about contributions, earnings, withdrawals, distributions, and balances under the EDCP:

Name	Executive contributions in last FY[1] ($)	Registrant contributions in last FY[2] ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions[3] ($)	Aggregate balance at last FYE[4] ($)
Enrique J. Lores	737,250	13,200	1,360,701	53,299	8,021,999
Karen Parkhill	–	–	–	–	–
Tuan Tran	648,341	13,200	1,333,883	–	5,973,256
Alex Cho	517,620	13,200	21,678	–	671,637
David McQuarrie	114,950	13,200	87,318	–	480,209
Tim Brown	210,638	4,240	330,218	–	2,042,271
Marie Myers	107,730	13,200	150,112	–	748,419

[1] The amounts reported here as "Executive contributions in last FY" are reported as compensation to such NEO in the "Salary" and "Non-equity incentive plan compensation" columns in the "Fiscal 2024 summary compensation table" above.

[2] The amounts reported here as "Registrant contributions in last FY" are reported as compensation to such NEO in the "All other compensation" column in the "Fiscal 2024 summary compensation table." The contributions reported here as "Registrant contributions in last FY" were made in fiscal 2024 with respect to calendar year 2023 participant base pay deferrals. During fiscal 2024, the NEOs were eligible to receive a 4% matching contribution on base pay deferrals that exceeded the IRS limit that applies to the qualified HP 401(k) Plan up to a maximum of two times that limit.

(3) The distributions reported here were made pursuant to participant elections made prior to the time that the amounts were deferred in accordance with plan rules.

(4) Of these balances, the following amount was reported as compensation to such NEO in the "Summary compensation table" in prior proxy statements: Mr. Lores $4,803,851, Ms. Parkhill $0, Mr. Tran $3,049,076, Mr. Cho $110,540, Mr. McQuarrie $0, Mr. Brown $0 and Ms. Myers $450,532. The information reported in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional earned compensation.

Narrative to the fiscal 2024 non-qualified deferred compensation table

HP sponsors the EDCP, a non-qualified deferred compensation plan that permits eligible U.S. employees to defer base pay in excess of the amount taken into account under the qualified HP 401(k) Plan and bonus amounts of up to 95% of the annual incentive bonus payable under the 2004 Stock Incentive Plan, the Pay for Results Plan and other eligible plans. In addition, a matching contribution is available under the plan to eligible employees. The matching contribution applies to base pay deferrals of compensation above the IRS limit that applies to the qualified HP 401(k) Plan, up to a maximum of two times that compensation limit (matching contributions made in fiscal 2024 pertained to base pay from $345,000 to $691,000 during calendar year 2023). During fiscal 2024, participants in the EDCP, including the NEOs, were eligible for a matching contribution of up to 4% on base pay contributions in excess of the IRS limit, up to a maximum of two times that limit as noted above.

Upon becoming eligible for participation or during the annual enrollment period, employees must specify the amount of base pay and/or the percentage of bonus to be deferred, as well as the time and form of payment. If termination of employment occurs before eligibility for retirement (at least age 55 with at least 15 years of continuous service for deferral elections made prior to the January 2023 plan year, or at least age 55 with the attainment of at least 70 points (with "points" generally defined as the sum of the participant's age plus total years of service) for deferral elections made during the January 2023 plan year and thereafter), distribution is made in the form of a lump sum in January of the year following the year of termination, subject to any delay required under Section 409A of the Code. At retirement (or earlier, if properly elected), benefits are paid according to the distribution election made by the participant at the time of the deferral election, subject to any delay required under Section 409A of the Code. As of the end of fiscal 2024, Mr. Lores and Mr. Tran were the only NEOs who were retirement eligible. Ms. Myers was retirement eligible at the time of her departure from HP on January 12, 2024. In the event of death, the remaining vested EDCP account balance will be paid to the designated beneficiary, or otherwise in accordance with the EDCP provisions, in a single lump-sum payment in the month following the month of death.

Amounts deferred or credited under the EDCP are credited with hypothetical investment earnings based on participant investment elections made from among the investment options available under the HP 401(k) Plan. Accounts maintained for participants under the EDCP are not held in trust, and all such accounts are subject to the claims of general creditors of HP. No amounts are credited with above-market earnings.

Potential payments upon termination or change in control

The amounts in the following table estimate potential payments due if an NEO (other than Ms. Myers, as described below) had terminated employment with HP effective October 31, 2024 under each of the circumstances specified below. These amounts are in addition to benefits generally available to U.S. employees upon termination of employment, such as distributions from the retirement plans and the HP 401(k) Plan and payment of accrued vacation where required. Ms. Myers voluntarily resigned as Chief Financial Officer, effective December 31, 2023, and left the Company on January 12, 2024. Ms. Myers did not receive any cash severance in connection with her voluntary resignation and, because she was retirement eligible at the time of her resignation, her outstanding equity became vested consistent with the retirement treatment described in the table below and under the heading "HP retirement arrangements".

| Name | Termination scenario | Total[2] | Severance[3] | Long term incentive programs[4] | | |
				Stock options	Restricted stock units	PARSUs
Enrique J. Lores	Voluntary	$24,448,474	$ —	$2,977,934	$12,638,350	$ 8,832,190
	Disability	$ 36,254,718	$ —	$2,977,934	$12,638,350	$20,638,434
	Retirement	$24,448,474	$ —	$2,977,934	$12,638,350	$ 8,832,190
	Death	$ 36,254,718	$ —	$2,977,934	$12,638,350	$20,638,434
	Not for Cause	$ 31,156,874	$ 6,708,400	$2,977,934	$12,638,350	$ 8,832,190
	Change in Control	$ 42,963,118	$ 6,708,400	$2,977,934	$12,638,350	$20,638,434
Karen Parkhill	Voluntary	$ —	$ —	$ —	$ —	$ —
	Disability	$ 16,396,142	$ —	$ —	$ 16,396,142	$ —
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 16,396,142	$ —	$ —	$ 16,396,142	$ —
	Not for Cause	$ 8,846,197	$ 3,380,771	$ —	$ 5,465,426	$ —
	Change in Control	$ 19,776,913	$ 3,380,771	$ —	$ 16,396,142	$ —
Tuan Tran	Voluntary	$ 9,593,694	$ —	$ 903,084	$ 6,016,026	$ 2,674,584
	Disability	$ 13,166,332	$ —	$ 903,084	$ 6,016,026	$ 6,247,222
	Retirement	$ 9,593,694	$ —	$ 903,084	$ 6,016,026	$ 2,674,584
	Death	$ 13,166,332	$ —	$ 903,084	$ 6,016,026	$ 6,247,222
	Not for Cause	$ 12,153,609	$ 2,559,915	$ 903,084	$ 6,016,026	$ 2,674,584
	Change in Control	$ 15,726,247	$ 2,559,915	$ 903,084	$ 6,016,026	$ 6,247,222
Alex Cho	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 12,766,278	$ —	$ 884,125	$ 5,849,578	$ 6,032,575
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 12,766,278	$ —	$ 884,125	$ 5,849,578	$ 6,032,575
	Not for Cause	$ 8,024,798	$ 2,412,762	$ 405,229	$ 2,616,192	$ 2,590,615
	Change in Control	$ 15,179,040	$ 2,412,762	$ 884,125	$ 5,849,578	$ 6,032,575
David McQuarrie	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 9,495,834	$ —	$ 552,302	$ 4,992,500	$ 3,951,032
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 9,495,834	$ —	$ 552,302	$ 4,992,500	$ 3,951,032
	Not for Cause	$ 6,331,823	$ 2,177,021	$ 253,144	$ 2,222,450	$ 1,679,208
	Change in Control	$ 11,672,855	$ 2,177,021	$ 552,302	$ 4,992,500	$ 3,951,032
Tim Brown	Voluntary	$ 1,423,973	$ —	$ —	$ 1,423,973	$ —
	Disability	$ 3,828,802	$ —	$ —	$ 3,828,802	$ —
	Retirement	$ 1,423,973	$ —	$ —	$ 1,423,973	$ —
	Death	$ 3,828,802	$ —	$ —	$ 3,828,802	$ —
	Not for Cause	$ 3,092,134	$ 565,940	$ —	$ 2,526,194	$ —
	Change in Control	$ 4,394,742	$ 565,940	$ —	$ 3,828,802	$ —
Marie Myers[1]	Voluntary/Retirement	$ 5,043,952	$ —	$1,393,044	$ 2,965,763	$ 685,145

[1]   Amounts reported for Ms. Myers reflect only those received based on the actual circumstances of her departure.

(2)   Total does not include amounts earned or benefits accumulated due to continued service by the NEO through October 31, 2024, including vested stock options, PCSOs, RSUs, PARSUs, accrued retirement benefits, and vested balances in the EDCP, as those amounts are detailed in the preceding tables.

(3)   The amounts reported are the cash benefits payable in the event of a qualifying termination under the SPEO: for the CEO, 2x multiple of base pay plus either the average of the actual annual incentives paid for the preceding three years, or target bonus if the CEO has received an annual incentive for less than three full years at the CEO level by the end of the fiscal year; for other NEOs other than Mr. Brown, 1.5x multiple of base pay plus either the average of the actual annual incentives paid for the preceding three years, or target bonus if the NEO has received an annual incentive for less than three full years at his or her current seniority level by the end of the fiscal year; and 18 months' COBRA premiums for continued group medical coverage for the NEOs and their eligible dependents, based on the cost of premiums under our group health plans as of October 31, 2024. In addition, each NEO would be eligible to receive a pro-rata cash bonus based on actual performance (in the event of a qualifying termination outside of the context of a change in control) or based on target performance (in the event of a qualifying termination within 24 months of a change in control); such amounts have not been included in this column. For Mr. Brown, the amounts reported are cash benefits payable to a Senior Vice President in the event of a qualifying termination: 12 months of base pay and six months of COBRA premiums for continued group medical coverage for Mr. Brown and his eligible dependents, based on the cost of premiums under our group health plans as of October 31, 2024.

(4)   Upon an involuntary termination not for cause, covered executives receive pro-rata vesting on unvested equity awards as discussed under the heading "Executive compensation—Compensation discussion and analysis—Termination and change in control protections—Severance and Long-Term Incentive Change in Control Plan for Executive Officers." Full vesting of PARSUs based on performance at target levels (to the extent that the actual performance period has not been completed) and RSUs applies in the event of a termination due to death or disability for all grant recipients. Full vesting of RSUs (other than RSUs granted under retention agreements on or after June 25, 2019) and pro-rata vesting of PARSUs based on actual performance applies in the event of a termination due to retirement for all grant recipients. For Ms. Parkhill's RSUs that were granted in August 2024, the HRC Committee approved as part of the terms of Ms. Parkhill's job offer full vesting of the tranche that would have vested on the first vesting date following her termination of employment, provided the termination was involuntary and not for cause. Any other RSUs that are unvested as of the date of Ms. Parkhill's involuntary not for cause termination shall be forfeited and cancelled. To calculate the value of unvested PARSUs for purposes of this table, target performance is used unless the performance period has been completed and the results have been recorded as of October 31, 2024. No TSR modifier was applied to such values. Full vesting of unvested PCSOs applies in the event of a termination due to death or disability for all grant recipients and continued vesting for those who are retirement eligible. With respect to the treatment of equity in the event of a change in control of HP, the information reported reflects the SPEO-approved change in control terms for our NEOs, except for Mr. Brown's. In the case of Mr. Brown, the treatment of his equity in the event of a change in control of HP reflects the change of control terms indicated in our 2004 Stock Incentive Plan. As of the end of fiscal 2024, only Mr. Lores and Mr. Tran are retirement eligible. Since Mr. Lores and Mr. Tran are retirement eligible, amounts included in the event of their voluntary termination include the values of equity awards that vest upon retirement. Ms. Myers was retirement eligible when she left the Company on January 12, 2024 and amounts included reflect what she actually received following her departure from the Company, including the values of equity awards that vested upon and following her retirement. Values are calculated based on the $35.52 closing price of our stock on October 31, 2024, and for stock options, amounts are based on the difference between such closing price and the exercise price. For Ms. Myers, RSU values are calculated based on the $36.73 closing stock price on July 12, 2024, the date on which the shares were released following the six-month hold required by Section 409A of the Code, and the first tranche of fiscal 2023 stock option values are based on the difference between the $36.30 closing stock price on the vesting date when the performance hurdle was met and the exercise price.

Narrative to the potential payments upon termination or change in control table

HP severance plan for executive officers

An executive will be deemed to have incurred a qualifying termination for purposes of the SPEO if he or she is involuntarily terminated without Cause and executes a full release of claims in a form satisfactory to HP promptly following termination. For purposes of the SPEO, "Cause" means an executive's: (1) conviction of, or plea of guilty or nolo contendere to, a felony under federal law or the law of the state in which such action occurred; (2) willful and deliberate failure in the performance of the executive's duties in any material respect; (3) willful misconduct that results in material harm to HP; or (4) material violation of HP's ethics and compliance program, code of conduct or other material policy of HP. The material terms of the SPEO are described under the heading "Executive compensation—Compensation discussion and analysis—Termination and change in control protections—Severance and Long-Term Incentive Change in Control Plan for Executive Officers." We have not entered into individual fixed-term employment agreements or any severance or change in control agreements with our current NEOs.

Voluntary or "for cause" termination

In general, an NEO who remained employed through October 31, 2024 (the last day of the fiscal year) but voluntarily terminated employment immediately thereafter, or was terminated immediately thereafter in a "for Cause" termination, would be eligible to (1) receive his or her annual incentive amount earned for fiscal 2024 under the annual incentive plan (subject to any discretionary downward adjustment or elimination by the HRC Committee prior to actual payment, and to any applicable clawback policy), (2) exercise his or her vested stock options up to three months following a voluntary termination, and up to the date of termination in the case of termination "for Cause," (3) receive a distribution of his or her vested amounts deferred or credited under the EDCP, and (4) receive a distribution of his or her vested benefits, if any, under the HP 401(k) and pension plans. An NEO who terminated employment before October 31, 2024, either voluntarily or in a "for Cause" termination, would generally not have been eligible to receive any amount under the annual incentive plan with respect to the fiscal year in which the termination occurred, except that the HRC Committee has the discretion to pay prorated bonus amounts to individuals on leave of absence or in non-pay status, as well as in connection with certain voluntary severance incentives, workforce reductions, and similar programs.

"Not for Cause" termination

A "not for Cause" termination of an NEO who remained employed through October 31, 2024 and was terminated immediately thereafter would qualify the NEO for the amounts described above under a "voluntary" termination in addition to benefits under the SPEO if the NEO signs the required release of claims in favor of HP.

In addition to the cash severance benefits and pro-rata equity awards vesting under the SPEO, the NEO would be eligible to exercise vested stock options up to one year after termination or by the original expiration date, if earlier, and receive distributions of vested, accrued benefits from the HP deferred compensation, 401(k) and pension plans.

Termination following a change in control

In the event of a change in control of HP, RSUs, PARSUs, stock options, and PCSOs will vest in full if the successor does not assume such awards or if an individual is terminated without Cause or terminates with Good Reason within 24 months of a change in control. Under each scenario, outstanding PARSUs and PCSOs will vest in full with vesting based on actual performance with respect to awards for which the performance period has ended and target performance level with respect to awards for which the performance period has not ended (with vested PCSOs remaining exercisable for one year from the termination date or, if earlier, by the original expiration date), as determined by the HRC Committee within 30 days of a change in control.

Death or disability terminations

An NEO who continued in employment through October 31, 2024 whose employment is terminated immediately thereafter due to death or disability would be eligible to receive (1) his or her full annual incentive amount earned for fiscal 2024 under the annual incentive plan as determined by HP in its sole discretion, (2) a distribution of his or her vested amounts deferred or credited under the EDCP, and (3) a distribution of his or her vested benefits under the HP 401(k) and pension plans.

Upon termination due to death or disability, equity awards held by the NEO may vest in full. If termination is due to disability, RSUs, stock options, and PCSOs will vest in full, subject to satisfaction of applicable performance conditions, and, in the case of stock options and PCSOs, must be exercised within three years of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels. If termination is due to the NEO's death, RSUs, stock options, and PCSOs will vest in full and, in the case of stock options and PCSOs, must be exercised within one year of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels.

HP Severance Policy for Senior Executives

Under the HP Severance Policy for Senior Executives adopted by the Board in July 2003 (the "HP Severance Policy"), HP will seek stockholder approval for future severance agreements, if any, with Section 16 officers designated by the Board that provide specified benefits in an amount exceeding 2.99 times the sum of the executive's current annual base salary plus annual target cash bonus, in each case as in effect immediately prior to the time of such executive's termination. In implementing this policy, the Board may elect to seek stockholder approval after the material terms of the relevant severance agreement are agreed upon.

For purposes of determining the amounts subject to the HP Severance Policy, benefits subject to the limit generally include cash separation payments that directly relate to extraordinary benefits that are not available to groups of employees other than the Section 16 officers upon termination of employment. Benefits that have been earned or accrued, as well as prorated bonuses, accelerated stock or option vesting, and other benefits that are consistent with our practices applicable to employees other than the Section 16 officers, are not counted against the limit. Specifically, benefits subject to the HP Severance Policy include: (1) separation payments based on a multiplier of salary plus target bonus, or cash amounts payable for the uncompleted portion of employment agreements; (2) the value of any service period credited to a Section 16 officer in excess of the period of service actually provided by such Section 16 officer for purposes of any employee benefit plan; (3) the value of benefits and perquisites that are inconsistent with our practices applicable to one or more groups of employees in addition to, or other than, the Section

16 officers ("Company Practices"); and (4) the value of any accelerated vesting of any stock options, stock appreciation rights, restricted stock, RSUs, or long-term cash incentives that is inconsistent with Company Practices. The following benefits are not subject to the HP Severance Policy, either because they have been previously earned or accrued by the employee or because they are consistent with Company Practices: (i) compensation and benefits earned, accrued, deferred or otherwise provided for employment services rendered on or prior to the date of termination of employment pursuant to bonus, retirement, deferred compensation, or other benefit plans (e.g., HP 401(k) Plan distributions, payments pursuant to retirement plans, distributions under deferred compensation plans or payments for accrued benefits such as unused vacation days), and any amounts earned with respect to such compensation and benefits in accordance with the terms of the applicable plan; (ii) payments of prorated portions of bonuses or prorated long-term incentive payments that are consistent with Company Practices; (iii) acceleration of the vesting of stock options, stock appreciation rights, restricted stock, RSUs or long-term cash incentives that is consistent with Company Practices; (iv) payments or benefits required to be provided by law; and (v) benefits and perquisites provided in accordance with the terms of any benefit plan, program, or arrangement sponsored by HP or its affiliates that are consistent with Company Practices.

For purposes of the HP Severance Policy, future severance agreements include any severance agreements or employment agreements containing severance provisions that we may enter into after the adoption of the HP Severance Policy by the Board, as well as agreements renewing, modifying, or extending such agreements. Future severance agreements do not include retirement plans, deferred compensation plans, early retirement plans, workforce restructuring plans, retention plans in connection with extraordinary transactions, or similar plans or agreements entered into in connection with any of the foregoing, provided that such plans or agreements are applicable to one or more groups of employees in addition to the Section 16 officers.

HP retirement arrangements

Upon retirement immediately after October 31, 2024 with a minimum age of 55 and years of combined age and service equal to or greater than 70, HP employees in the U.S. receive full vesting of time-based options (other than options granted under a retention agreement on or after June 25, 2019) granted under our stock plans with a post-termination exercise period of up to three years or the original expiration date, whichever comes first, as well as full vesting of RSUs (other than RSUs granted under a retention agreement on or after June 25, 2019).

Awards under the PCSO program, if any, will continue to vest and become exercisable once the share price and time component have been satisfied. Such an individual will vest at the same time as other participants with a post-termination exercise period of up to five years or the original expiration date, whichever comes first. Awards under the PARSU program, if any, are paid on a prorated basis to participants at the end of the performance period based on actual results. Bonuses, if any, under the annual incentive plan may be paid in prorated amounts at the discretion of management based on actual results and at the same time as other participants.

In accordance with Section 409A of the Code, certain amounts payable upon retirement (or other termination) of the NEOs and other key employees will not be paid out for at least six months following termination of employment. As of the end of fiscal 2024, Mr. Lores and Mr. Tran were the only NEOs who were retirement eligible. Ms. Myers was retirement eligible at the time of her departure from HP on January 12, 2024.

We sponsor two retiree medical programs in the U.S., one of which provides subsidized coverage for eligible participants based on years of service. Eligibility for this program requires that participants meet specific continuous employment, age and service requirements. None of the NEOs are eligible for this program.

The other U.S. retiree medical program we sponsor provides eligible retirees with access to coverage at group rates only, with no direct subsidy provided by HP. All the NEOs could be eligible for this program if they retire from HP on or after age 55 with at least ten years of qualifying service or if they retire at any age with combined age plus service equal to 80 or more years. In addition, beginning at age 45, eligible U.S. employees may participate in the HP Retirement Medical Savings Account Plan (the "RMSA"), under which certain participants are eligible to receive HP matching credits of up to $1,200 per year, up to a lifetime maximum of $12,000, which can be used to cover the cost of such retiree medical coverage (or other qualifying medical expenses) if the employee meets the eligibility requirements for HP retiree medical benefits. None of the NEOs are currently receiving the HP matching credits under the RMSA.

Equity compensation plan information

The following table summarizes our equity compensation plan information as of October 31, 2024.

Plan category	Common shares to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Common shares available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by HP stockholders	34,402,402 [3]	$ 26.3962	144,553,133 [4]
Equity compensation plans not approved by HP stockholders	1,392,207	–	227,118
Total	35,794,609 [3]	$ 26.3962	144,780,251 [4]

[1] This column does not reflect awards of options and RSUs assumed in acquisitions where the plans governing the awards were not available for future awards as of October 31, 2024.

[2] This column does not reflect the purchase price of shares to be purchased pursuant to the HP Inc. 2021 Employee Stock Purchase Plan (the "2021 ESPP") or the legacy HP Employee Stock Purchase Plan (the "Legacy ESPP"). In addition, the weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding awards of RSUs and PARSUs, which have no exercise price.

[3] Includes awards of options and RSUs outstanding under the 2004 Stock Incentive Plan and the 2021 ESPP. Also includes awards of PARSUs representing 1,977,415 shares that may be issued under the 2004 Stock Incentive Plan. Each PARSU award reflects a target number of shares that may be issued to the award recipient. HP determines the actual number of shares the recipient receives at the end of a three-year performance period based on results achieved compared with Company performance goals and stockholder return relative to the market. The actual number of shares that a grant recipient receives at the end of the period may range from 0% to 300% of the target number of shares.

[4] Includes (i) 94,313,953 shares available for future issuance under the 2004 Stock Incentive Plan; (ii) 45,920,071 shares available for future issuance under the 2021 ESPP; (iii) 2,725,611 shares available for future issuance under the Legacy ESPP, a plan under which employee stock purchases are no longer made; (iv) 1,366,380 shares reserved for issuance under our Service Anniversary Stock Plan, a plan under which awards are no longer granted; and (v) 227,118 shares reserved for issuance under the Plantronics, Inc. 2003 Stock Plan. Taking into account the enumerated unavailable shares from the Legacy ESPP and the Service Anniversary Stock Plan, a total of 144,553,133 shares were available for future grants as of October 31, 2024.

CEO pay ratio disclosure

As set forth in the "Fiscal 2024 summary compensation table", our CEO's annual total compensation for fiscal 2024 was $19,360,127. Our median employee's annual total compensation was $69,571, resulting in a CEO pay ratio of 278:1.

In calculating the CEO pay ratio, SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported CEO pay ratio may not be comparable to CEO pay ratios reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their CEO pay ratios.

Our CEO pay ratio is based on the following methodology:

- We are using the same median employee for our fiscal 2024 pay ratio calculation as we used in fiscal 2023, as there have been no changes in employee population or compensation arrangements, such as any mergers, spinoffs, or mass layoffs, that we reasonably believe would result in a significant change to our pay ratio disclosure.

- We calculated the median employee's actual annual total compensation for fiscal 2024 using the same methodology that was used for our named executive officers, as set forth in the "Fiscal 2024 summary compensation table".

Pay versus performance

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended, and does not necessarily reflect the value of compensation realized by our NEOs or how the HRC Committee evaluates compensation decisions. Amounts included as "compensation actually paid", or "CAP", do not represent the value of cash compensation and equity awards received by our NEOs, but rather are amounts calculated under SEC rules. For discussion of how the HRC Committee seeks to align pay with performance when making compensation decisions, please review the Compensation discussion and analysis beginning on page 51.

The following table shows the information for the past four fiscal years of: (i) the "Summary compensation table" total compensation (see page 71) for our principal executive officer ("PEO") and, on an average basis, our NEOs other than the PEO ("Non-PEO NEOs"), (ii) the "compensation actually paid" to our PEO and, on an average basis, our Non-PEO NEOs (in each case, as determined in accordance with SEC rules), (iii) our total shareholder return, (iv) our peer group total shareholder return, (v) our net income, and (vi) our company selected measure, PARSU EPS (as defined below).

| Fiscal year | Summary compensation table total for PEO[1][2] | Compensation actually paid to PEO[1][3] | Average Summary compensation table total for non-PEO NEOs[1][4] | Average compensation actually paid to non-PEO NEOs[1][3] | Value of initial fixed $100 investment based on: | | Net income ($ millions)[7] | PARSU EPS (Non-GAAP)[8][9] |
					Total shareholder return[5]	Peer group total shareholder return[6]		
2024	$ 19,360,127	$ 29,787,881	$ 6,615,672	$ 8,886,158	$ 224.42	$ 231.83	$ 2,775	$ 3.33
2023	$ 19,458,516	$ 12,858,682	$ 7,130,448	$ 5,326,330	$ 160.80	$ 153.29	$ 3,263	$ 3.21
2022	$ 21,079,926	$ 11,845,017	$ 8,502,262	$ (177,623)	$ 162.73	$ 117.16	$ 3,132	$ 3.91
2021	$ 20,733,806	$ 39,088,555	$ 8,703,097	$ 17,988,299	$ 173.59	$ 146.93	$ 6,541	$ 4.12

[1] NEOs included in these columns reflect the following individuals:

Fiscal year	PEO	Non-PEO NEOs
2024	Enrique Lores	Karen Parkhill, Tuan Tran, Alex Cho, David McQuarrie, Tim Brown, Marie Myers
2023	Enrique Lores	Marie Myers, Tuan Tran, Alex Cho, Julie Jacobs
2022	Enrique Lores	Marie Myers, Christoph Schell, Tuan Tran, Alex Cho, Julie Jacobs
2021	Enrique Lores	Marie Myers, Christoph Schell, Tuan Tran, Alex Cho

[2] Amounts in this column reflect the "Summary compensation table" total compensation for our PEO for each corresponding fiscal year.

[3] The following tables illustrate the adjustments to the "Fiscal 2024 summary compensation table" total compensation for our PEO, as well as the average as a group for our Non-PEO NEOs, to determine compensation actually paid during fiscal 2024, as computed in accordance with Item 402(v). Amounts do not reflect actual compensation earned by or paid to our NEOs during fiscal 2024.

Reconciliation of Summary compensation table total to compensation actually paid for PEO	Fiscal year 2024 ($)
Summary compensation table total	**$ 19,360,127**
Minus: Grant Date Fair Value Amounts of "Stock Awards" Granted in Fiscal Year as Reported in the Summary Compensation Table	$ (15,289,708)
Plus: Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$ 15,075,973
Plus: Change in Fair Value from Prior Fiscal Year-End to Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Prior Fiscal Years	$ 6,009,642
Plus: Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 1,027,153
Plus: Change in Fair Value From Prior Fiscal Year-End to Vesting Date of Option and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 2,675,660
Plus: Fair Value as of Prior Fiscal Year-End of Option and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ (125,430)
Plus: Value of Dividends or other Earnings Paid on Option or Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$ 1,054,464
Compensation Actually Paid	**$ 29,787,881**

Reconciliation of average Summary compensation table total to average compensation actually paid for non-PEO NEOs	Fiscal year 2024 ($)
Average Summary compensation table total	**$ 6,615,672**
Minus: Average Grant Date Fair Value of "Stock Awards" Granted in Fiscal Year as reported in the Summary Compensation Table	$ (5,451,178)
Minus: Average Amount in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table	$ (27,874)
Plus: Average Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$ 5,677,821
Plus: Average Change in Fair Value from Prior Fiscal Year-End to Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Prior Fiscal Years	$ 1,185,677
Plus: Average Change in Fair Value from Prior Fiscal Year-End to Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Prior Fiscal Years	$ 118,542
Plus: Average Change in Fair Value from Prior Fiscal Year-End to Vesting Date of Option and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 591,517
Plus: Average Fair Value as of Prior Fiscal Year-End of Option and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ (69,398)
Plus: Average Value of Dividends or other Earnings Paid on Option or Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$ 245,379
Average Compensation Actually Paid	**$ 8,886,158**

For purposes of the above adjustments, the fair values of equity awards on the applicable date were determined in accordance with FASB's ASC Topic 718, using valuation methodologies that are generally consistent with those used to determine the grant date fair value for accounting purposes and valuation assumptions that did not materially differ from those disclosed as of the grant date. For more information, please see Note 5 to our financial statements in our Annual Report on Form 10-K and the footnotes to the "Fiscal 2024 summary compensation table" of this proxy statement.

[4] Amounts in this column reflect the average as a group of the "Summary compensation table" total compensation for our Non-PEO NEOs for each corresponding fiscal year. As noted in the "Summary compensation table" above, the "Summary compensation table" totals previously disclosed in fiscal 2023 and 2022 inadvertently excluded certain items, but those items were included in the average amounts reflected in this column.

[5] TSR represents the cumulative return on a fixed investment of $100 in the common stock of HP Inc., for the period beginning on the last trading day of the fiscal year ending October 31, 2020 and ending on October 31 of the applicable fiscal year, assuming reinvestment of dividends.

[6] Peer Group TSR represents the cumulative return on a fixed investment of $100 in the S&P 500 Information Technology Sector index for the period beginning on the last trading day of the fiscal year ending October 31, 2020 and ending on October 31 of the applicable fiscal year, assuming reinvestment of dividends.

[7] The dollar amounts reported in this column represent the net income reflected in the Company's audited financial statements for the applicable fiscal year.

[8] The Company has determined that the EPS measure the Company uses for PARSU measurement, which we refer to as "PARSU EPS", is the financial performance measure that, in the Company's assessment, represents the most important performance measure used by the Company to link compensation actually paid to the Company's NEOs for the most recently completed fiscal year to Company performance. PARSU EPS is a non-GAAP financial measure, which is calculated as described in "Compensation discussion and analysis—Determination of fiscal 2024 executive compensation—Long-term incentive compensation—Fiscal 2024 awards--2024 PARSUs."

[9] The actual EPS performance achievement results were adjusted from $4.08 to $4.12 in fiscal 2021 and $4.01 to $3.91 in fiscal 2022 in connection with the revision of financial statements described in HP's Form 10-Q for the fiscal quarter ended July 31, 2023.

Relationship between CAP vs. Cumulative TSR of Company and the Peer Group

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our TSR, as well as the relationship between our TSR and the TSR of our peer group:



CAP vs. TSR

Relationship between CAP vs. Net Income

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our net income:



CAP vs. Net Income

Relationship between CAP vs. PARSU EPS

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our PARSU EPS:



CAP vs. Company-Selected Measure (PARSU EPS)

Most important performance measures

The following is an unranked list of the financial performance measures we consider most important in linking company performance and CAP for our NEOs for the most recently completed fiscal year:

* PARSU EPS
* Revenue
* Operating Profit
* Free Cash Flow

Ownership of our stock

Common stock ownership of certain beneficial owners and management

The following table sets forth information as of December 31, 2024 (or as of the date otherwise indicated below) concerning beneficial ownership by:

- holders of more than 5% of HP's outstanding shares of common stock;
- our Directors and nominees;
- each of the named executive officers listed in the "Fiscal 2024 summary compensation table" on page 71; and
- all of our Directors, nominees and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC and information provided to HP, except where otherwise noted.

The number of shares beneficially owned by each entity or individual is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire as of March 1, 2025 (60 days after December 31, 2024) through the exercise of any stock options, through the vesting/settlement of RSUs payable in shares, or upon the exercise of other rights. Beneficial ownership excludes options or other rights vesting after March 1, 2025 and any RSUs vesting/ settling, as applicable, on or before March 1, 2025 that may be payable in cash or shares at HP's election. Unless otherwise indicated, each person has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares set forth in the following table.

Beneficial ownership table

Name of beneficial owner	Shares of common stock beneficially owned	Percent of common stock outstanding
The Vanguard Group[1]	130,020,271	13.8 %
BlackRock, Inc.[2]	116,940,239	12.4%
State Street Corporation[3]	51,804,957	5.5%
Aida M. Alvarez[4]	96,872	*
Robert R. Bennett[5]	119,080	*
Chip Bergh[6]	251,885	*
Bruce Broussard	40,473	*
Stacy Brown-Philpot[7]	105,770	*
Stephanie A. Burns[8]	112,986	*
Mary Anne Citrino[9]	260,307	*
Richard L. Clemmer[10]	65,534	*
Fama Francisco	4,312	*
David Meline	10,690	*
Judith ("Jami") Miscik	28,350	*
Gianluca Pettiti	–	*
Kim K.W. Rucker[11]	26,385	*
Songyee Yoon	–	*
Tim Brown	33,476	*
Alex Cho[12]	276,830	*
Enrique J. Lores[13]	1,721,390	*
David McQuarrie[14]	206,978	*
Marie Myers[15]	136,087	*
Karen Parkhill	–	*
Tuan Tran[16]	627,202	*
All current Directors, Director Nominees and Executive Officers as a Group (22 persons)[17]	3,595,673	*

* Represents holdings of less than 1% based on shares of our common stock outstanding as of December 31, 2024.

[1] Based on the most recently available Schedule 13G/A filed by the Vanguard Group on November 12, 2024. According to its Schedule 13G/A, the Vanguard Group reported having sole voting power over no shares, shared voting power over 1,298,254 shares, sole dispositive power over 125,357,787 shares, and shared dispositive power over 4,662,484 shares. The Schedule 13G/A contained information as of September 30, 2024 and may not reflect current holdings of HP's stock. The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[2] Based on the most recently available Schedule 13G/A filed with the SEC on October 24, 2024 by BlackRock, Inc. According to its Schedule 13G/A, BlackRock, Inc. reported having sole voting power over 107,384,755 shares, shared voting power over no shares, sole dispositive power over 116,940,239 shares and shared dispositive power over no shares. The Schedule 13G/A contained information as of September 30, 2024 and may not reflect current holdings of HP's stock. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

[3] Based on the most recently available Schedule 13G filed with the SEC on October 16, 2024 by State Street Corporation. According to its Schedule 13G, State Street Corporation reported having sole voting power over no shares, shared voting power over 33,713,446 shares, sole dispositive power over no shares and shared dispositive power over 51,801,428 shares. The Schedule 13G contained information as of September 30, 2024 and may not reflect current holdings of HP's stock. The address of State Street Corporation is One Congress Street, Suite 1, Boston, MA 02114.

[4] Includes 29,821 shares that Ms. Alvarez has elected to defer receipt of until the termination of her service as a member of the Board.

[5] Includes 58,854 shares that Mr. Bennett has elected to defer receipt of until the termination of his service as a member of the Board.

[6] Includes 146,148 shares that Mr. Bergh has the right to acquire by exercise of stock options.

[7] Includes 105,770 shares that Ms. Brown-Philpot has elected to defer receipt of until the termination of her service as a member of the Board.

[8] Includes 70,584 shares that Ms. Burns has elected to defer receipt of until the termination of her service as a member of the Board.

[9] Includes 159,671 shares that Ms. Citrino has the right to acquire by exercise of stock options and 71,277 shares that Ms. Citrino has elected to defer receipt of until the termination of her service as a member of the Board.

[10] Includes 60,269 shares that Mr. Clemmer has elected to defer receipt of until the termination of his service as a member of the Board.

[11] Includes 24,357 shares that Ms. Rucker has elected to defer receipt of until the termination of her service as a member of the Board.

[12] Includes 212,155 shares that Mr. Cho has the right to acquire by exercise of stock options.

[13] Includes 743,210 shares that Mr. Lores has the right to acquire by exercise of stock options and 888,908 shares held by a limited partnership that is ultimately controlled by Mr. Lores.

[14] Includes 164,815 shares that Mr. McQuarrie has the right to acquire by exercise of stock options.

[15] Includes 127,218 shares that Ms. Myers has the right to acquire by exercise of stock options.

[16] Includes 387,984 shares that Mr. Tran has the right to acquire by exercise of stock options.

[17] Includes 2,086,653 shares that current executive officers and Directors have the right to acquire by exercise of stock options, 11,990 shares that current executive officers have the right to acquire upon the vesting of RSUs, and 420,931 shares for which Directors have elected to defer receipt until the termination of their service as a member of the Board.

Other matters

Questions and answers

Proxy materials

1. Why am I receiving these materials?

We have made these materials available to you or delivered paper copies to you by mail in connection with our annual meeting, which will take place online on Monday, April 14, 2025. As a stockholder, you are invited to participate in the annual meeting via live audio webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under the SEC rules and that is designed to assist you in voting your shares. The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the Board and its committees, the compensation of our Directors and certain executive officers for fiscal 2024 and other required information. See Questions 16 and 17 below for information regarding how you can vote your shares at the annual meeting or by proxy (without attending the annual meeting).

2. What is included in the proxy materials?

The proxy materials include:

- our proxy statement for the 2025 annual meeting; and
- our Annual Report on Form 10-K for the fiscal year ended October 31, 2024.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction card for the annual meeting. If you received a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials, see Questions 16 and 17 below for information regarding how you can vote your shares.

3. Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the full set of proxy materials?

This year, we are using the SEC rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail, should they so desire. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice of the Internet availability of the proxy materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

4. Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

We are providing some of our stockholders, including stockholders who have previously requested to receive paper copies of the proxy materials and some of our stockholders who are living outside of the U.S., with paper copies of the proxy materials instead of a notice of the Internet availability of the proxy materials.

In addition, we are providing proxy materials or notice of the Internet availability of the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials or notice electronically. Those stockholders should receive an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

5. How can I access the proxy materials over the internet?

Your notice of the Internet availability of the proxy materials, proxy card, or voting instruction card will contain instructions on how to:

- view our proxy materials for the annual meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by e-mail.

Our proxy materials are available at www.proxyvote.com/HP. Please have your 16-digit control number available to access them.

Your notice of the Internet availability of the proxy materials, proxy card, or voting instruction card will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Choosing to access your future proxy materials electronically will help us conserve natural resources and reduce the costs of distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until you terminate it.

6. How may I obtain a paper copy of the proxy materials?

Stockholders receiving a notice of the Internet availability of the proxy materials will find instructions about how to obtain a paper copy of the proxy materials on their notice. Stockholders receiving notice of the Internet availability of the proxy materials by e-mail will find instructions about how to obtain a paper copy of the proxy materials as part of that e-mail. All stockholders who do not receive a notice or an e-mail will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How may I obtain an additional copy?

If you share an address with another stockholder, you may receive only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, unless you have provided contrary instructions. If you wish to receive a separate set of the proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

By Internet: www.proxyvote.com/HP
By telephone: 1-800-579-1639
By e-mail: sendmaterial@proxyvote.com

If you request a separate set of the proxy materials or notice of Internet availability of the proxy materials by e-mail, please be sure to include your control number in the subject line. A separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, will be sent promptly following receipt of your request. If you are a beneficial owner and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting your individual broker.

If you are a stockholder of record and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please contact our transfer agent. See Question 21 below.

If you are the beneficial owner of shares held through a broker, trustee, or other nominee and you wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please call Broadridge at:

1-866-540-7095

All stockholders also may write to HP at the address below to request a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, and materials will be delivered promptly upon receiving your request:

HP Inc.
Investor Relations
1501 Page Mill Road
Palo Alto, CA 94304

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact our transfer agent. See Question 21 below.

Beneficial owners of shares held through a broker, trustee, or other nominee sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

1-866-540-7095

 

9. What should I do if I receive more than one notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

You may receive more than one notice, more than one e-mail, or more than one paper copy of the proxy materials, including multiple paper copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice, a separate e-mail, or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one notice, more than one e-mail or more than one proxy card. To vote all of your shares by proxy, you must either vote by Internet or by telephone, or complete, sign, date, and return each proxy card and voting instruction card that you receive and/or vote over the Internet the shares represented by each notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails).

10. How may I obtain a copy of HP's 2024 Form 10-K and other financial information?

Stockholders may request a free copy of our combined 2024 Annual Report and 2025 Proxy Statement, which includes our 2024 Form 10-K and the financial statements and the financial statement schedules for the last completed fiscal year, from:

HP Inc.
Investor Relations
1501 Page Mill Road
Palo Alto, CA 94304
investorrelations@hp.com

All of HP's filings, including the 2024 Form 10-K are also available on HP's Investor Relations site:

https://investor.hp.com

We also will furnish any exhibit to the 2024 Form 10-K if specifically requested.

Voting information

11. What proposals will be voted on at the meeting? How does the Board recommend that I vote and what is the voting requirement for each of the proposals? What effect will abstentions and broker non-votes have?

Proposals	Board recommendation	Votes required	Effect of abstentions	Effect of broker non-votes
Election of Directors	FOR EACH NOMINEE	Majority of votes cast	None	No effect
Ratification of Independent Registered Public Accounting Firm	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	N/A (No Broker Non-Votes (Expected to be Routine Matter))
Advisory Vote to Approve Executive Compensation ("Say on Pay" Vote)	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect

We also will consider any other business that properly comes before the annual meeting. See Question 28 below.

12. What are broker non-votes?

A broker non-vote occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner. Under the rules of the NYSE, brokers, trustees, or other nominees may generally vote on routine matters without instructions from a beneficial owner but cannot vote on non-routine matters. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, trustee or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you vote by proxy card and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our Independent Registered Public Accounting Firm, and FOR the approval of the compensation of our named executive officers ("say on pay" vote).

For any shares you hold in the HP 401(k) Plan, if your voting instructions are not received by 11:59 p.m., Eastern Time, on April 9, 2025, your shares will be voted in proportion to the way the shares held by the other HP 401(k) Plan participants are voted, except as may be otherwise required by law.

Broker non-votes differ from abstentions. For the effect of abstentions on the matters to be voted on at the annual meeting, please refer to Question 11 above.

13. Is cumulative voting permitted for the election of Directors?

No, you may not cumulate your votes in the election of Directors. At the 2016 annual meeting, our stockholders approved an amendment to the Certificate of Incorporation eliminating cumulative voting. Therefore, cumulative voting is no longer available to our stockholders.

14. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

- Stockholder of Record—If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the "stockholder of record." As the stockholder of record, you have the right to grant your voting proxy directly to HP or to a third party, or to vote your shares during the annual meeting.
- Beneficial Owner—If your shares are held in a brokerage account, by a trustee, or by another nominee (that is, in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner of those shares, you have the right to direct your broker, trustee, or nominee how to vote, or to vote your shares during the annual meeting (other than shares held in the HP 401(k) Plan, which must be voted prior to the annual meeting).

Most of our stockholders hold their shares through a broker, trustee, or other nominee rather than directly in their own name.

15. Who is entitled to vote and how many shares can I vote?

Each holder of shares of HP common stock issued and outstanding as of the close of business on February 20, 2025, the record date for the annual meeting, is entitled to cast one vote per share on all items being voted upon at the annual meeting. You may vote all shares owned by you as of this time, including (1) shares held directly in your name as the stockholder of record, including shares purchased through our dividend reinvestment program and employee stock purchase plans, and shares held through our Direct Registration Service; and (2) shares held for you as the beneficial owner through a broker, trustee, or other nominee.

On the record date, HP had approximately 942,984,838 shares of common stock issued and outstanding.

16. How can I vote my shares during the annual meeting?

This year's annual meeting will be held entirely online to allow greater participation. Stockholders may participate in the annual meeting by visiting the following website:

www.virtualshareholdermeeting.com/HPQ2025

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker or other nominee that holds your shares. Shares held in your name as the stockholder of record may be voted electronically during the annual meeting. Shares for which you are the beneficial owner but not the stockholder of record may also be voted electronically during the annual meeting.

Please note that shares held in the HP 401(k) Plan cannot be voted electronically during the annual meeting. If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 9, 2025 for the trustee to vote your shares. However, holders of shares in the HP 401(k) Plan will still be able to view the annual meeting webcast and ask questions during the annual meeting.

Even if you plan to participate in the annual meeting online, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to participate in the annual meeting.

17. How can I vote my shares without participating in the annual meeting?

Whether you hold shares directly as the stockholder of record or through a broker, trustee, or other nominee as the beneficial owner, you may direct how your shares are voted without participating in the annual meeting. There are three ways to vote by proxy:

- **VIA THE INTERNET:** Stockholders who have received a notice of the Internet availability of the proxy materials by mail may submit proxies over the Internet by following the instructions on the notice. Stockholders who have received notice of the Internet availability of the proxy materials by e-mail may submit proxies over the Internet by following the instructions included in the e-mail. Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- **VIA TELEPHONE:** Stockholders of record who live in the U.S. or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Stockholders of record who have received a notice of the Internet availability of the proxy materials by mail must have the control number that appears on their notice available when voting. Stockholders of record who received notice of the Internet availability of the proxy materials by e-mail must have the control number included in the e-mail available when voting. Stockholders of record who have received a proxy card by mail must have the control number that appears on their proxy card available when voting. Most stockholders who are beneficial owners of their shares living in the U.S. or Canada and who have received a voting instruction card by mail may vote by phone by calling the number specified on the voting instruction card provided by their broker, trustee, or nominee. Those stockholders should check the voting instruction card for telephone voting availability.

- **VIA MAIL:** Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

18. What is the deadline for voting my shares?

If you hold shares as the stockholder of record or as a beneficial owner, your vote by proxy must be received before the polls close during the annual meeting.

If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 9, 2025 for the trustee to vote your shares. If you are the beneficial owner of shares held through a broker, trustee, or other nominee (including any shares held as a result of your participation in the 2021 ESPP or the Legacy ESPP, please follow the voting instructions provided by your broker, trustee or nominee. The deadline to provide voting instructions for shares you hold as a beneficial owner may be earlier than the deadline provided above.

19. May I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time prior to the vote during the annual meeting, except that any change to your voting instructions for shares held in the HP 401(k) Plan must be provided by 11:59 p.m., Eastern Time, on April 9, 2025 as described above.

If you are the stockholder of record, you may change your vote by: (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at the address below in Question 32 prior to your shares being voted; or (3) participating in the meeting and voting your shares electronically during the annual meeting. Participation in the annual meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. If you are a beneficial owner you may change your vote by submitting new voting instructions to your broker, trustee, or nominee, or by participating in the meeting and electronically voting your shares during the meeting (except that shares held in the HP 401(k) Plan cannot be voted electronically at the annual meeting).

20. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, either within HP or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the votes; and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide on their proxy card written comments, which are then forwarded to management.

21. What if I have questions for our transfer agent?

Please contact our transfer agent, at the phone number or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership, or other matters pertaining to your stock account.

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

A dividend reinvestment and stock purchase program is also available through our transfer agent. For information about this program, please contact our EQ Shareowner Services transfer agent as follows:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

22. How can I attend the annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders, which will be conducted through an audio webcast. You are entitled to participate in the annual meeting only if you were an HP stockholder or joint holder as of the close of business on February 20, 2025 or if you hold a valid proxy for the annual meeting.

You will be able to attend the annual meeting online and submit your questions before and during the meeting by visiting www.virtualshareholdermeeting.com/HPQ2025. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker, or other nominee that holds your shares.

The meeting webcast will begin promptly at 2:00 p.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 1:30 p.m., Pacific Time, and you should allow ample time to log in to the meeting webcast and test your computer audio system.

Information as to how to obtain the list of stockholders entitled to vote at the annual meeting will be available during the ten days preceding the annual meeting at the website for the annual meeting: www.virtualshareholdermeeting.com/HPQ2025.

23. What is the pre-meeting forum and how can I access it?

The online format for the annual meeting allows us to communicate more effectively with you. Our pre-meeting forum, where you can submit questions in advance of the annual meeting, can be entered by visiting www.proxyvote.com/HP.

24. Why a virtual meeting?

Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. You will be able to attend the annual meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/HPQ2025. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

25. What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

1-855-449-0991 (Toll-free)
1-720-378-5962 (Toll line)

 

26. How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of HP common stock entitled to vote must be present in person or represented by proxy. Both abstentions and broker non-votes described previously in Question 12 above are counted for the purpose of determining the presence of a quorum.

27. What constitutes a quorum for the annual meeting, and what happens if a quorum is not present at the annual meeting?

A quorum for the annual meeting is established if the holders of a majority in voting power of our stock issued and outstanding and entitled to vote at the annual meeting are present in person or by proxy. If a quorum is not present at the scheduled time of the annual meeting, then either the chair of the annual meeting or the stockholders by vote of the holders of a majority of the stock present in person or represented by proxy at the annual meeting are authorized by our Bylaws to adjourn the annual meeting until a quorum is present or represented.

28. What happens if additional matters are presented at the annual meeting?

Other than the three items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. In the event that any nominee should become unavailable, the proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will vote for a substitute nominee or nominees designated by the Board, unless the Board decides to decrease the size of the Board. If any substitute nominees are so designated, we will file an amended proxy statement or additional soliciting material that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement or additional soliciting material and to serve as Directors if elected, and includes certain biographical and other information about such nominees required by the applicable SEC rules.

29. Who will serve as inspector of elections?

The inspector of elections will be a representative from an independent firm, Broadridge.

30. Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the annual meeting.

31. Who will bear the cost for the solicitation of proxies by HP?

HP is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by certain of our Directors, officers, and employees, who will not receive any additional compensation for such solicitation activities.

We have hired Alliance Advisors LLC ("Alliance") to assist us in the solicitation of votes described above. We will pay Alliance a base fee of $47,000 plus customary costs and expenses for these services. We have agreed to indemnify Alliance against certain liabilities arising out of or in connection with these services. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

32. What is the deadline to propose actions (other than Director nominations) for consideration at next year's annual meeting?

You may submit proposals for consideration at future annual meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices no later than October 27, 2025. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to our Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304.

For a stockholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the stockholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary:

- not earlier than the close of business on December 15, 2025; and
- not later than the close of business on January 14, 2026.

If the date of the annual meeting is moved more than 30 days before or 60 days after the anniversary of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and not later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

Deadlines for the nomination of Director candidates are discussed in Question 34 below.

33. How may I recommend individuals to serve as Directors and what is the deadline for a Director recommendation?

You may recommend Director candidates for consideration by the NGSR Committee. Any such recommendations should include verification of the stockholder status of the person submitting the recommendation and the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304. See "Identifying and evaluating candidates for Directors" above for more information regarding our Board membership criteria. A stockholder may send a recommended Director candidate's name and information to the Board at any time. Generally, such proposed candidates are considered at the first or second Board meeting prior to the issuance of the proxy statement for our annual meeting.

34. How may I nominate individuals to serve as Directors and what are the deadlines for a Director nomination?

Our Bylaws permit stockholders to nominate Directors for consideration at an annual meeting. To nominate a Director for consideration at an annual meeting, a nominating stockholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws (which includes information required by Rule 14a-19), and each nominee must meet the qualifications required by our Bylaws. To nominate a Director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), the notice must be received by the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304, between the close of business on December 15, 2025 and the close of business on January 14, 2026, unless the annual meeting is moved by more than 30 days before or 60 days after the anniversary of the prior year's annual meeting, in which case the deadline will be as described in Question 32 above.

In addition, our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may seek to include Director candidates that they have nominated in our annual meeting proxy statement. These proxy access provisions of our Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include Director candidates in our annual meeting proxy statement must own 3% or more of HP's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any annual meeting proxy statement cannot exceed 20% of the number of Directors in office as of the last day on which a request to include a stockholder-nominated candidate may be delivered in accordance with our Bylaws. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder-nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in our proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of HP common stock held by each nominating stockholder or group of stockholders. The nominating stockholder or group of stockholders also must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for next year's annual meeting must be received by the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304:

- not earlier than the close of business on November 15, 2025; and
- not later than the close of business on December 15, 2025.

35. How may I obtain a copy of the provisions of our Bylaws regarding stockholder proposals and Director nominations?

You may contact the Corporate Secretary at our principal executive offices, HP Inc., 1501 Page Mill Road, Palo Alto, California 94304, for a copy of the relevant Bylaws provisions regarding the requirements for making stockholder proposals and nominating Director candidates. Our Bylaws are also available on our investor relations website at https://investor.hp.com.

36. Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy, you should contact our proxy solicitors:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
(833) 207-6492

HPQ@allianceadvisors.com

Forward-looking statements

This proxy statement contains forward-looking statements based on current expectations and assumptions that involve risks and uncertainties. If the risks or uncertainties ever materialize or the assumptions prove incorrect, they could affect the business and results of operations of HP Inc. and its consolidated subsidiaries which may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, any statements regarding projections of net revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, deferred taxes, share repurchases, foreign currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring and other charges, planned structural cost reductions and productivity initiatives; any statements of the plans, strategies and objectives of management for future operations, including, but not limited to, our business model and transformation, our sustainability goals, our go-to-market strategy, the execution of restructuring plans and any resulting cost savings (including the fiscal 2023 plan), net revenue or profitability improvements or other financial impacts; any statements concerning the expected development, demand, performance, market share or competitive performance relating to products or services; any statements concerning potential supply constraints, component shortages, manufacturing disruptions or logistics challenges; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on HP and its financial performance; any statements regarding pending investigations, claims, disputes or other litigation matters; any statements of expectation or belief as to the timing and expected benefits of acquisitions and other business combination and investment transactions; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can also generally be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will," "would," "could," "can," "may," and similar terms. Risks, uncertainties and assumptions include the factors discussed in "Risk Factors" in Item 1A of Part I of HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2024 and that are otherwise described or updated from time to time in HP's other filings with the SEC.

Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to HP, investors, or other stakeholders or required to be disclosed in HP's filings, in each case, under the U.S. securities or any other laws or requirements that may be applicable to HP. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

The forward-looking statements in this report are made as of the date of this filing and HP assumes no obligation and does not intend to update these forward-looking statements.

Reconciliation of GAAP measures to non-GAAP measures

In this proxy statement, HP discloses the following non-GAAP financial measures:

- Non-GAAP operating profit: Non-GAAP operating profit is a non-GAAP measure that is defined as GAAP operating profit, exclusive of amortization of intangible assets, costs related to restructuring and other charges, and acquisition and divestiture charges. Management uses non-GAAP operating profit to evaluate and forecast our performance before gains, losses, or other charges that are considered by management to be outside of our core business segment operating results. We believe that presenting non-GAAP operating profit provides investors with greater visibility with respect to the information used by management in its financial and operational decision making. We further believe that providing this additional non-GAAP information helps investors understand our operating performance and evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP operating profit.

- Non-GAAP free cash flow: Non-GAAP free cash flow is a non-GAAP measure that is defined as net cash provided by operating activities adjusted for net investments in leases from integrated financing and net investments in property, plant and equipment. HP's management uses non-GAAP free cash flow for the purpose of determining the amount of cash available for investment in HP's businesses, repurchasing stock and other purposes. HP's management also uses non-GAAP free cash flow to evaluate HP's historical and prospective liquidity. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for net cash provided by operating activities.

(in millions)	Twelve months ended October 31, 2024
GAAP operating profit	$ 3,818
Non-GAAP adjustments:	
Amortization of intangible assets	318
Restructuring and other charges	301
Acquisition and divestiture charges	83
Non-GAAP operating profit	$4,520

(in millions)	Twelve months ended October 31, 2024
GAAP net cash provided by operating activities	$3,749
Non-GAAP adjustments:	
Net investments in property, plant and equipment	(592)
Net investments in leases from integrated financing	165
Non-GAAP free cash flow	$3,322